Exhibit (a)(1)(M)

MATINAS BIOPHARMA HOLDINGS, INC.
SUPPLEMENTAL COMPANY INFORMATION DATED DECEMBER 14, 2016

Description Of Business

Company Overview

We are a clinical-stage biopharmaceutical company focused on identifying and developing safe and effective broad spectrum therapeutics for the treatment of serious and life-threatening infections. We are developing a pipeline of product and development candidates, with an initial focus on serious fungal and bacterial infections. On January 29, 2015, we completed the acquisition of Aquarius Biotechnologies Inc., whose name was subsequently changed to Matinas BioPharma Nanotechnologies, Inc. (referred to as the “2015 Merger” throughout this document), a New Jersey-based, early-stage pharmaceutical company focused on the development of differentiated and orally delivered therapeutics based on a proprietary, lipid crystal drug delivery platform called “cochleate delivery technology.”

Our proprietary cochleate delivery technology platform, licensed from Rutgers University on an exclusive worldwide basis, is designed specifically for the targeted and safe delivery of pharmaceuticals directly to the site of infection or inflammation. This innovative technology utilizes lipid-crystal nano-particle cochleates to nano-encapsulate existing drugs, which is designed to make them safer, more tolerable, less toxic and orally bioavailable. We believe this platform represents a significant innovation that may result in meaningful improvements to currently available therapies to treat numerous life-threatening diseases, including serious fungal infections and multi-drug resistant, or MDR, gram-negative bacterial infections.

Currently, we are focused on the anti-infectives market and on drug candidates which we believe demonstrate the value and innovation associated with our unique delivery platform technology. We believe initially focusing on the anti-infectives market has distinct advantages for the development of products which meet significant unmet medical need, including:

•	a current regulatory environment which provides small development and clinical stage companies incentives and opportunities to reduce development cost and timeline to market for anti-infective drug candidates;
•	traditional high correlation between efficacy and safety data in preclinical animal models and the outcome of human clinical trials with these product candidates;
•	attractive commercial opportunities for a product differentiated in its safety profile, mode of action and oral bioavailability positioned against current therapies with significant side effects, limited efficacy and intravenous delivery resulting in lack of convenience, compliance and at a significant burden to the cost of healthcare; and
•	an ability to commercialize anti-infective products with a focused and cost-efficient sales and marketing organization.

We currently have two clinical-stage products designed for the treatment of infectious disease. Our lead product candidate is MAT 2203, a novel oral formulation of a broad spectrum anti-fungal drug called amphotericin B which uses our cochleate delivery technology. We are initially developing MAT2203 for the treatment of Candida infections as well as prophylaxis, or prevention, of invasive fungal infections (IFIs) due to immunosuppressive therapies. A Phase 1a study has been completed and demonstrated that MAT2203 was generally well tolerated at all dosage levels with no serious adverse events reports and no laboratory or renal function abnormalities observed. We are currently screening and enrolling patient in a Phase 2a study of MAT2203 in collaboration with the National Institute of Allergy and Infectious Diseases, or NIAID, of the National Institutes of Health, or NIH. In the third quarter of 2016, the NIH commenced dosing patients in this Phase 2a study and, assuming the NIH meets the anticipated clinical timelines, we anticipate announcing results of this study during the first half of 2017. In addition to the Phase 2a study being conducted by the National Institutes of Health, we commenced a second Phase 2 study of MAT2203 in patients with vulvovaginal candidiasis during the fourth quarter of 2016, with results expected later in the first half of 2017. The U.S. Food and Drug Administration, or FDA, has granted MAT2203 designations for Qualified Infectious Disease Product, or QIDP, and Fast Track for the treatment of invasive candidiasis and invasive aspergillosis and for prophylactic treatment of invasive fungal infections due to immunosuppressive therapy. The QIDP designation, provided under the Generating Antibiotic Incentives Now Act, or the GAIN Act, offers certain incentives for the development of new antibacterial or antifungal drugs, including eligibility for Fast Track

Designation, priority review and, if approved by the FDA, eligibility for an additional five years of marketing exclusivity. Fast Track designation enables more frequent interactions with the FDA to expedite drug development and review. Neither Fast Track designation nor QIDP designation change the standards for approval and we can provide no assurances that we can maintain QIDP or Fast Track designations for MAT2203 or that such designations will result in faster regulatory review. MAT2203 has also received designation from FDA as an Orphan Drug for the treatment of leishmaniasis and we expect to file for additional Orphan Drug designations for MAT2203. The orphan drug designation provides eligibility for seven years of market exclusivity in the United States upon FDA approval, a waiver from payment of user fees, an exemption from performing clinical studies in pediatric patients and tax credits for the cost of clinical research, if we maintain orphan drug designation. The seven-year period of marketing exclusivity provided through orphan designation combined with an additional 5 years of marketing exclusivity by the QIDP designations would position MAT2203 for eligibility of a total of 12 years of marketing exclusivity to potentially be granted at the time of FDA approval.

Our second clinical stage product candidate is MAT2501, an orally administered, encochleated formulation of the broad spectrum aminoglycoside antibiotic amikacin which may be used to treat different types of multidrug-resistant bacteria, including non-tubercular mycobacterial infections (NTM), as well as various multidrug-resistant gram negative and intracellular bacterial infections. Currently, amikacin cannot be absorbed enterally and must be given by intravenous, intramuscular or nebulization routes with the significant risk of nephrotoxicity and ototoxicity, which makes it an impractical choice when treating serious infections which often require long courses of therapy, often 12 to 18 months or longer. MAT2501, taking advantage of its innovative, nano-encapsulation delivery technology, is being developed to be orally administered, and is designed to be a safer and targeted therapy for improved treatment of these serious and life-threatening bacterial infections in patients, including those who are severely immunocompromised. We are initially developing MAT2501 for the treatment of NTM. NTM causes many serious and life-threatening diseases, including pulmonary disease, skin and soft tissue disease, joint infections and, in immunocompromised individuals, disseminated infection. The most common clinical manifestation of NTM disease is pulmonary, or lung, disease. NTM lung infection occurs when a person inhales the organism from their environment. There are about 50,000 to 90,000 people with NTM pulmonary disease in the United States, with a much higher prevalence in older adults, and these numbers appear to be increasing. However, NTM can affect any age group. Without treatment, the progressive lung infection caused by NTM results in severe cough, fatigue, and often weight loss. In some people NTM infections can become chronic and require ongoing treatment. Treatment may be difficult because NTM bacteria may be resistant to many common types of antibiotics. Severe NTM lung disease can have a significant impact on quality of life and can be life-threatening. We are also exploring the development of MAT2501 for the treatment of a variety of serious and acute bacterial infections, including the treatment of gram negative bacterial infections, currently the most significant unmet medical need identified by infectious disease specialists. We recently filed an Investigational New Drug (IND) application with FDA and were cleared to commence. We plan to initiate the first Phase 1 study of MAT2501 during the fourth quarter of 2016, with results expected in the first half of 2017. The U.S. FDA has already granted MAT2501 designations for Orphan Drug and QIDP for the treatment of non-tuberculous mycobacteria. If we maintain orphan drug and QIDP designations, the seven-year period of marketing exclusivity provided through orphan designation Phase 1 clinical studies in January 2016. combined with an additional 5 years of marketing exclusivity by the QIDP designations positions MAT2501 to be eligible for total of 12 years of marketing exclusivity which may be granted at the time of FDA approval.

We are currently exploring strategic partnering options for our legacy cardiovascular drug, MAT9001, which has been developed and targeted to date for the treatment of very high triglycerides and MAT8800, our discovery program seeking to identify product candidates derived from omega-3 fatty acids for the treatment of non-alcoholic fatty liver disease.

Strategy

Our goal is to become a fully integrated biopharmaceutical company that discovers, develops and commercializes novel anti-infective medicines using our proprietary delivery platform technology. Key elements of our strategy include:

•	Focus on the continued development of our current clinical stage anti-infective product candidates, including commencing and completing the planned Phase2a clinical trial with MAT2203 conducted in cooperation with and funded by the NIH as well as the planned Phase 2 trial in VVC and advancing MAT2501 into Phase 1 clinical studies during the fourth quarter of 2016. We intend to target those indications which, if approved, would result in being able to take advantage of the 12 years of product exclusivity afforded through FDA designation as a QIDP and Orphan drug product;
•	Build a significant portfolio of pharmaceutical products using our proprietary cochleate delivery technology platform in conjunction with pharmacologically active compounds that currently have both regulatory approval and broad market adoption, and thereby, we believe, potentially reducing development risk, regulatory approval process time and market adoption risk for our products;
•	Identify strategic collaborations with one or more pharmaceutical partners through which we can utilize our unique and proprietary platform delivery technology to improve the clinical profile of one or more active pharmaceutical ingredients either in development or currently marketed.
•	Identify one or more strategic or financial partners to continue the development of our legacy cardiovascular MAT9001 product; and
•	Develop or find existing manufacturing space in order to grow our capabilities to manufacture product in a compliant, cGMP facility in order to supply products for clinical development and, ultimately, commercial production in an effort to retain exclusive knowledge of the process and intellectual property associated with our platform delivery technology.

Our Anti-Infective Product Candidates

MAT2203

Product Profile

MAT2203 is an orally-administered, encochleated formulation of amphotericin B (a broad spectrum fungicidal agent). Little to no clinical resistance has been reported to date with amphotericin B as compared to the rapidly emerging drug resistance seen in other antifungal therapies. Because of its broad spectrum and fungicidal nature, amphotericin B is used primarily in immunocompromised patients. Importantly, amphotericin B is not metabolized in the liver, resulting in limited drug-drug interactions. Currently, IV-only administered amphotericin B is the only broad spectrum fungicidal available but its IV-delivery results in significant treatment-limiting side effects, including nephrotoxicity. The unique product profile of amphotericin B in combination with our unique ability to provide amphotericin B orally using our proprietary and novel oral formulation may offer a new and promising alternative for patients and doctors, especially for prophylaxis, or prevention, of invasive fungal infections (IFIs). In a clinical Phase 1a single-dose, double-blind, dose-escalating, pharmacokinetic study of 48 healthy volunteers, oral MAT2203 demonstrated a positive safety and tolerability profile with no serious adverse events reported, including little or no nephrotoxicity as compared to placebo.

Antifungal Market

According to a February 2012 article in Genetic Engineering & Biotechnology News, the world market for systemic antifungal therapies was estimated to be in excess of $6 billion in 2011 and was expected to grow by as much as 4% a year. This market for serious fungal infections is currently served by only three major drug classes: triazoles, polyenes and echinocandins. Of these, the azole class is currently dominant with voriconazole as the market leading agent. The echinocandins are the latest class of agent to be introduced to the market but mortality remains high. Increasing resistance is being seen amongst Candida and Aspergillus species, particularly to azoles. The market for systemic antifungals is driven by annual increases in the susceptible immune compromised patient population.

To date, azole antifungals are the only antifungals available in oral formulations and are typically well tolerated, but resistance has developed, and toxicities that occur with prolonged use include hepatotoxicity, fluoride toxicity, and photosensitivity (with voriconazole). Echinocandins (eg, caspofungin and micafungin) are very well tolerated but are only available as IV formulations and resistance has developed. Polyene derivatives, such as amphotericin B, are sometimes administered for topical treatment of oral and esophageal candida infections as an oral suspension though it is not widely available, is not very effective, and may irritate the oral and esophageal tissues.

Our lead anti-infective product candidate, MAT2203, is an application of our cochleate delivery technology to a broad spectrum anti-fungal drug called amphotericin B. Amphotericin B is an IV administered drug used as a last resort for treatment of systemic fungal infections resistant to triazoles and echinocandins, including resistant candidiasis, cryptococcal meningoencephalitis, aspergillosis and leishmaniasis. To date, there have been no reports of clinically observed drug-resistance to amphotericin B, further bolstering the use of this compound as the most likely last resort treatment for fungal infections in the foreseeable future. However, the use of amphotericin B is relatively limited because it is currently only available as an IV-administered product and has significant side effects (including nephrotoxicity, or a poisonous effect on the kidneys). Encapsulating the amphotericin B drug with our cochleate delivery technology provides a potential opportunity for the drug to be taken orally with targeted delivery to infected cells, which we believe may have fewer side effects than the currently available IV-formulations of amphotericin B.

Development History of MAT2203

MAT2203 was extensively studied in animal model studies of various fungal infections including invasive candidiasis, aspergillosis, and visceral leichmaniasis.

The data from animal studies for MAT 2203, our cochleate lipid-crystal nano-particle formulation of amphotericin B, indicate a significant side-effect advantage over amphotericin B formulations, which we believe is based on two phenomena:

•	The lipid-crystal nano-particle is a solid particle, and does not “leak” its drug content while circulating. The particle releases its medication pay-load only when inside the target cells, and thus protects the kidney and other sensitive tissues from many of the amphotericin B side effects.
•	Because of this targeted approach, the required dose level is typically lower than other formulations. The lower dose further contributes to a more beneficial side-effect profile.

In addition, in the vast majority of these animal studies the MAT2203 product was administered orally; in the remainder of these animal studies the MAT2203 product was administered via IV. If confirmed in our ongoing Phase 2a human efficacy study, the oral formulation is a second major differentiator of our technology which offers significant health-economic benefit since patients do not need to stay in the hospital to receive the therapy. Because of these strong differentiators brought by the cochleate lipid-crystal nano-particle technology, we believe that MAT2203, if eventually approved by the FDA, may be able to obtain a significant market share of the fungal infection treatment market and, perhaps more importantly, positions MAT2203 to be used prophylactically.

An IND application for MAT2203 was filed with the Food and Drug Administration, or FDA, in late 2006. In a clinical Phase 1a single-dose, double-blind, dose-escalating, pharmacokinetic (PK) study of 48 healthy volunteers MAT 2203 demonstrated a positive safety and tolerability profile with no serious adverse events reported.

Development Plan for MAT2203 – Phase 2a

The NIH is currently enrolling, screening and preparing to dose patients in a Phase 2a study of encochleated amphotericin B (CAMB) in patients with mucocutaneous (esophageal, oropharyngeal, vulvovaginal)candidiasis who are refractory or intolerant to standard non-intravenous therapies. This is an open-label, dose-titration trial in up to 16 patients to study the efficacy, safety, and pharmacokinetics of oral CAMB in the treatment of mucocutaneous candidiasis. Initially, CAMB will be administered at 200 mg/day (100 mg twice daily, or BID) for 2-weeks. In September 2016, the NIH commenced dosing patients in this Phase 2a study. If a patient experiences a meaningful clinical response after 2 weeks, then treatment will be extended for 2 more weeks. If there is limited clinical response but study drug is tolerated, then dosage will be escalated to 400 mg/day (200 mg BID). If after escalation there is a clinical response after 2 weeks, then treatment will be extended for 2 more weeks. If there is limited clinical response and study drug is tolerated, then dosage can be escalated again to 800 mg/day (400 mg BID) for an additional 2 weeks. The primary objective of the trial is to assess the clinical response to treatment of mucocutaneous candidiasis infections in patients who are refractory or intolerant to standard non-intravenous therapies after treatment for 14-days with the highest titrated dosage of CAMB per patient. Secondary objectives include pharmacokinetics, mycological response, and safety. Assuming that the NIH meets the proposed timeline for this study, we expect to release data during the first half of 2017following evaluation and discussion with the NIH.

A second phase 2 study has been designed to evaluate the efficacy, safety and PK of CAMB in patients with moderate to severe vulvovaginal candidiasis. The trial will enroll approximately 75 patients into three dosing arms. One group will be randomized to 200 mg CAMB, one group will be randomized to 400 mg CAMB and the third group will be randomized to 150 mg fluconazole. The primary endpoint will be safety and tolerability of CAMB, secondary endpoints will include clinical and mycological response along with CAMB PK. The trial is expected to begin enrolling and dosing patients in the fourth quarter of 2016, with results expected later in the first half of 2017.

MAT2501 – Targeting Chronic and Acute Bacterial Infections

Product Profile

MAT2501, an orally-administered, encochleated formulation of the broad spectrum IV-only aminoglycoside antibiotic agent amikacin, utilizes our proprietary, lipid-crystal, nanoparticle delivery technology. Amikacin is currently used to treat different types of chronic and acute bacterial infections, including NTM infections and various multidrug-resistant gram negative bacterial infections. IV-administered amikacin is associated with major side effects including nephrotoxicity and ototoxicity (permanent loss of hearing). MAT2501 is specifically designed to provide targeted delivery of the potent antibiotic amikacin while providing a significantly improved safety and tolerability profile. In preclinical studies MAT2501 demonstrated oral bioavailability and targeted delivery of amikacin directly to the site of infection in both pulmonary (lung) and disseminated NTM infections. We recently received FDA clearance to initiate a Phase 1 clinical study of MAT2501 for the treatment of NTM infections. The FDA has also designated MAT2501 as a QIDP and an Orphan Drug for the treatment of NTM infections. We intend to initially develop MAT2501 for the treatment of NTM infections and will also explore the development of MAT2501 for the treatment of a variety of multi-drug resistant, gram negative bacterial infections. If approved, we believe MAT2501 would become the first orally bioavailable aminoglycoside and represent a significant improvement over existing therapies from a treatment and health economic perspective.

NTM Market Opportunity

Nontuberculous mycobacteria (NTM) are naturally occurring organisms found in water, soil, plants and animals. NTM causes many serious and life-threatening diseases, including pulmonary disease, skin and soft tissue disease, joint infections and, in immunocompromised individuals, disseminated infection. The most common clinical manifestation of NTM disease is pulmonary, or lung, disease. NTM lung infection occurs when a person inhales the organism from their environment. While most people do not become ill, some individuals develop a slow, progressive and destructive disease when NTM infects the airways and lung tissue leading to inflammation in the respiratory system. Individuals susceptible to the infection often have an unknown defect in their lung structure or immune system, lung damage from a pre-existing chronic obstructive pulmonary disease (COPD), such as emphysema and bronchiectasis, cystic fibrosis, or an immune deficiency disorder, such as HIV or AIDS.

There are about 50,000 to 90,000 people with NTM pulmonary disease in the United States, with a much higher prevalence in older adults, and these numbers appear to be increasing. However, NTM can affect any age group. Without treatment, the progressive lung infection caused by NTM results in severe cough, fatigue and weight loss and may ultimately lead to death. In some people NTM infections can become chronic and require ongoing and long term treatment. Treatment may be difficult because NTM bacteria may be resistant to many common types of antibiotics. Severe NTM lung disease can have a significant impact on quality of life and can be life-threatening. There are no products specifically indicated for the treatment of NTM disease in the U.S., Europe or Canada. Current guideline-based approaches involve multi-drug regimens that may cause severe side effects and treatments can be as long as two years or more.

Drug-Resistant Antibiotic Market

Physicians commonly prescribe antibiotics to treat patients with infectious diseases that are either known, or presumed, to be caused by bacteria. According to IMS Health, in 2011 approximately $41 billion was spent on antibiotic drugs worldwide, of which almost $9 billion was spent in the United States. The widespread use of antibiotics has resulted in a rapid increase in bacterial infections that are resistant to multiple antibacterial agents.

Bacterial infections are caused by a variety of different types of bacteria and the infections they cause can range from mild to serious, life-threatening infections requiring immediate treatment. Bacteria are broadly categorized as Gram-positive, Gram-negative, atypical or anaerobic. Gram-positive bacteria possess a single membrane and a thick cell wall and turn dark-blue or violet when subjected to a laboratory staining method known as Gram’s method. Common causes of Gram-positive bacterial infections include species of Staphylococcus, such as methicillin-resistant Staphylococcus aureus, or MRSA, Streptococcus and Enterococcus . Gram-negative bacteria have two membranes with a thin cell wall and, when subjected to Gram’s method of staining, lose the stain or are decolorized. According to The New England Journal of Medicine, the most common cause of Gram-negative infection is Escherichia coli, or E. coli. Less prevalent Gram-negative bacteria strains include species of Acinetobacter, Klebsiella, Salmonella and Pseudomonas. Atypical bacteria, such as Mycoplasma species, have modified cell walls and are neither Gram-positive nor Gram-negative. Anaerobic bacteria, such as Bacteroides species, either cannot grow in the presence of oxygen or do not require oxygen to grow and are classified as either Gram-positive or Gram-negative.

Antibiotics that treat bacterial infections can be classified as broad-spectrum or narrow-spectrum. Antibiotics that are active against a mixture of Gram-positive, Gram-negative and anaerobic bacteria are referred to as broad-spectrum. Antibiotics that are active only against a select subset of bacteria are referred to as narrow-spectrum. Because it usually takes from 24 to 72 hours from the time a specimen is received in the laboratory to definitively diagnose a particular bacterial infection, physicians may be required to prescribe antibiotics for serious infections without having identified the bacteria. As such, effective first-line treatment of serious infections requires the use of broad-spectrum antibiotics with activity against a broad range of bacteria at least until the bacterial infection can be diagnosed.

Many strains of bacteria have mutated over time and have developed resistance to existing drugs, resulting in infections that are increasingly serious or more difficult to treat. These drug-resistant pathogens have become a growing menace to all people, regardless of age, gender or socioeconomic background. They endanger people in affluent, industrial societies like the United States, as well as in less-developed nations.

Gram-positive bacteria that have developed resistance to existing drugs include:

•	Streptococcus pneumoniae that cause pneumonia, ear infections, bloodstream infections and meningitis;
•	Staphylococcus aureus that cause skin, bone, lung and bloodstream infections; and
•	Enterococci that are responsible for infections transmitted in healthcare settings.

Gram-negative bacteria that have developed resistance to existing drugs include:

•	Escherichia coli that cause urinary tract, skin and bloodstream infections;
•	Salmonella and Escherichia coli that cause foodborne infections; and
•	Acinetobacter baumannii, Pseudomonas aeruginosa and Klebsiella spp. that are responsible for infections transmitted in healthcare settings.

According to a September 2013 report of the CDC, each year in the United States, at least two million people acquire serious infections with bacteria that are resistant to one or more of the antibiotics designed to treat those infections. At least 23,000 people die each year as a direct result of these antibiotic-resistant infections, with many more dying from other conditions that are complicated by the occurrence of an antibiotic-resistant infection. These antibiotic-resistant infections add considerable and avoidable costs to the already overburdened U.S. healthcare system. In the same September 2013 report, the CDC noted that the total economic cost of antibiotic infections to the U.S. economy has been estimated to be as high as

$20 billion in excess of direct healthcare costs. In addition, the CDC reported that, among all of the bacterial resistance problems, Gram-negative pathogens are particularly worrisome because they are becoming resistant to nearly all drugs that would be considered for treatment, with the most serious Gram-negative infections being healthcare associated and the most common pathogens being Enterobacteriaceae, Pseudomonas aeruginosa and Acinetobacter.

As such, at present, there is an acute need for new drugs to treat multidrug-resistant Gram-negative bacteria. Currently approved products, such as Merrem and Levaquin, are becoming increasingly ineffective against Gram-negative bacteria due to increasing resistance, limiting patients’ treatment options, particularly for patients with multidrug-resistant infections, and few new therapeutic agents are in clinical development.

A survey of infectious disease specialists published in the June 2012 edition of Clinical Infectious Disease rated multidrug-resistant Gram-negative infections as the most important unmet clinical need in current practice. In the survey, 63% of physicians reported treating a patient in the past year whose bacterial infection was resistant to all available antibacterial agents. As a further example of the seriousness of the threat of Gram-negative bacteria resistant to all available antibacterial agents, in 2014, the national media including The Wall Street Journal, CBS and Fox News reported on an outbreak, primarily in one suburban Chicago, Illinois hospital, of CRE with more than 40 cases reported in 2013. Additionally, in February 2015, an outbreak of CRE occurred at the Ronald Reagan UCLA Medical Center in which a total of seven people became infected and the infection was a contributing factor in the death of two patients. A similar report came from the Carolinas HealthCare System in February 2015, in which 18 people contracted CRE at a hospital in Charlotte, North Carolina and one person died. According to the CDC, CRE are a nightmare bacteria, are resistant to nearly all known antibiotics and kill up to 50% of people infected.

The growing issue of antibiotic-resistant bacterial infections has been widely recognized as an increasingly urgent public health threat, including by the World Health Organization, or WHO, the CDC and the Infectious Disease Society of America, or IDSA. In April 2014, the WHO issued an antimicrobial resistance global surveillance report stating that resistance to common bacteria has reached alarming levels worldwide indicating that many available treatment options are becoming ineffective, and leading to a negative impact in patient outcomes and health-care spending. The WHO warns that unless significant measures are taken, people will start to die from common, formerly treatable infections, and medical interventions such as surgery, chemotherapy, organ transplantation and care of premature infants will become increasingly risky. The important need for new treatment options for serious bacterial infections was further highlighted by the passage in the United States in July 2012 of the Generating Antibiotic Incentives Now, or GAIN, Act, which provides regulatory incentives for the development of new antibacterial or antifungal drugs intended to treat serious or life-threatening infections that are resistant to existing treatment. In September 2014, the United States’ President’s Council of Advisors on Science and Technology issued a report providing recommendations to combat the rise in antibiotic resistant bacteria and advising that without rapid action, the United States risks losing the tremendous progress made in antibiotic development over the last century. Their recommendations focused on three areas: improving surveillance, increasing longevity of current antibiotics and increasing the rate at which new antibiotics are discovered and developed.

Additionally, legislative initiatives have recently been introduced as part of the 21st Century Cures discussion document, including the Antibiotic Development to Advance Patient Treatment, or ADAPT, Act which would provide a pathway for approval of antibiotics in limited populations of patients with few or no suitable treatment options, the Developing an Innovating Strategy for Antimicrobial Resistant Microorganisms, or DISARM, Act which would designate certain novel antibiotics used to treat serious bacterial infections to receive higher Medicare reimbursement, and an amendment to the GAIN Act which would allow successful QIDP sponsors to transfer up to one year of exclusivity to another product, including products marketed by other companies.

Limitations of Available Treatment Options

When confronted with a new patient suffering from a serious infection caused by an unknown pathogen, a physician may be required to quickly initiate first-line empiric antibiotic treatment to stabilize the patient prior to definitively diagnosing the particular bacterial infection. However, current antibiotics for first-line empiric treatment of serious bacterial infections suffer from significant limitations, including one or more of the following:

Insufficient Coverage of Multidrug-resistant Bacteria. A physician cannot afford to be too limited in the spectrum of bacteria covered by antibiotics when initially treating a patient for a serious infection that has not yet been definitively identified. Frequently used products, such as Zyvox and Cubicin, are mostly limited to Gram-positive bacteria and thus are rarely used as a first-line empiric monotherapy if broad bacterial coverage is required. In addition, other popular antibiotics that have been used as first-line empiric monotherapies, such as Levaquin, piperacillin/tazobactam, which is marketed by Pfizer as Zosyn, carbapenems, such as Merrem, and imipenem/cilastatin, which is marketed by Merck as Primaxin, have seen their utility as first-line empiric monotherapies diminished as the number of bacterial strains resistant to these therapies has increased.

Safety and Tolerability Concerns. Concerns about antibiotic safety and tolerability are among the leading reasons why patients stop treatment and fail therapy. Antibiotics on the market have been associated with adverse effects such as myelosuppression, seizures, nephrotoxicity and gastrointestinal disorders.

Lack of Oral Dosage Forms to Permit Transition Therapy. When a patient comes to the emergency room or hospital for treatment of a serious infection, the patient initially receives IV treatment, which allows the drug to be delivered more rapidly and in a larger dose than oral treatment. Once the infection begins to respond to treatment and the patient is stabilized, depending on the infection, hospitals and physicians generally seek to minimize in-hospital treatment and, if possible, discharge patients from the hospital in order to reduce costs, avoid hospital-acquired infections, and improve the patients’ quality of life. Upon discharge, physicians typically prefer to prescribe transition therapy treatment with an oral formulation of the same antibiotic. A transition therapy to oral treatment allows for more convenient and cost-effective out-patient treatment, with the oral antibiotic providing enhanced patient comfort and mobility and avoiding the risk of infection from the IV catheter. In addition, the use of the same antibiotic allows the physician to avoid switching the patient from the antibiotic that has proven effective during IV administration to a different antibiotic that may be less effective and carries the risk of new or different side effects. Many of the antibiotics that are most commonly used as first-line empiric monotherapies are only available in an IV formulation. Very few, if any, of the antibiotics that cover or are focused on the treatment of Gram-negative bacteria, including NTM, have oral dosage forms.

Given these limitations, there is an unmet medical need for a first-line empiric antibiotic treatment that has the following characteristics:

•	Potency and effectiveness against a broad spectrum of bacteria, including NTM, multidrug-resistant Gram-negative, Gram-positive, atypical and anaerobic bacteria;
•	Capability of being used as a monotherapy in the majority of patients in the hospital with cIAI, cUTI and other multidrug-resistant infections;
•	A convenient dosing regimen, such as once or twice-daily;
•	A favorable safety and tolerability profile; and
•	Availability in an oral dosage form.

Our Cochleate Delivery Technology

Our core capabilities combine the use of lipids as active pharmaceutical ingredients (API) and the use of lipids in “cochleate-shaped” lipid-crystal nano-particle drug delivery vehicles. Therapeutic applications of our proprietary delivery technology are focused on the delivery of several potent and highly efficacious anti-fungal and anti-bacterial agents which, unfortunately, are currently still associated with serious side effects, including irreversible toxic effects on kidney and hearing function. Our technology may allow for the safe and targeted delivery of these agents, which positions us to be at the forefront of dealing with these very serious problems.

Our lipid-based delivery technology is currently being used to encapsulate potent but dangerous anti-infective drugs in tiny lipid-crystals which are selectively picked up by macrophage cells and transported to infected cells. These tiny lipid crystals are referred to as “cochleates.” Cochleates have a multilayer crystalline, spiral structure with no internal aqueous space. The structure is formed when a series of solid lipid sheets roll up and engulf drug molecules in between the sheets, a proprietary process referred to as “encochleation.” The result is a lipid-crystal encochleated drug formulation made up of nano-sized particles. We believe our cochleate delivery technology provides an effective delivery mechanism without chemically bonding or otherwise altering the drug. Because the medications are locked in the particles, the sensitive-organ exposure to these medications is believed to be drastically reduced, as well as the toxic side-effects. In summary, this unique technology offers (1) targeted delivery, (2) sensitive organ protection, and (3) oral formulation (even for IV-only medications).

Our cochleate delivery technology is based upon components which are believed to be non-toxic. The primary chemical components of our cochleate delivery technology are soy-derived phosphatidylserine, or “PS,” and calcium, which are naturally occurring materials classified as generally recognized as safe, or GRAS, by the FDA. Our technology involves combining and mixing the soy-derived PS and calcium through a self-assembly process under carefully controlled conditions to envelop the subject drug into very small lipid-crystal particles. The result is a nano-size encochleated drug formulation. The unique cochleate structure protects the drug from degradation when it passes through the gastrointestinal (GI) tract and into the blood stream. The strong structure of the cochleate protects the drug as it travels through the GI tract. Once the cochleate, with the drug inside, is absorbed through the GI tract, it is engulfed by the target cells in the bloodstream, including cells called macrophages, and taken to the infected cells. Once the encochleated drug is engulfed by the macrophage, the lower calcium levels inside the macrophage compared to the high level of calcium outside the macrophage triggers the cochleate to open, thus releasing the drug.

COCHLEATE FORMULATION

* Phosphatidylserine.

Multi-organ Protection: The key innovation of our cochleate delivery technology is our ability to package medication inside lipid-crystal particles without leaking. Because of their crystal nature, these particles are truly solid and hold on tightly to their medication pay-load. This is where the cochleate delivery technology differs markedly from other lipid-based delivery technology, such as liposomal delivery. Liposomes are liquid delivery systems which typically leak some of their drug content into our circulatory systems, thus still exposing our vulnerable organs and tissues to toxic effects of often potent medications. Keeping organ-toxic medications inside the lipid-crystal particles strongly differentiates our cochleate delivery technology from other drug delivery approaches.

Targeted Delivery: The size of our individual cochleate lipid-crystals is typically in the range of 50-500 nm. This is very small and by comparison close to the size of a large virus or a small bacteria. Our body produces several cell-types that are designed to remove viruses and bacteria from our system. These cell types, such as macrophages, are part of our immune system and “swallow” the bacteria and viruses they encounter in order to protect us from infections. Because of the size our lipid-crystal cochleate particles and the phospholipid surface structure (the cell membranes of bacteria are also made up from phospholipids), macrophages tend to absorb these cochleate particles very well.

Oral Formulation: Many drugs that are currently on the market are only effective in treating diseases when administered via IV. For example, many anti-infective drugs must be administered via IV in order to be effective. IV administration presents several challenges to care, such as risk of infection, patient discomfort from injections, and higher cost of care than anti-infective drugs that can be taken orally (IV delivery must be performed by a doctor or nurse, often within a very expensive hospital setting). Although several technologies have been used to attempt to convert IV drugs to orally delivered medications, success has been limited due to the difficulty in achieving adequate bioavailability (i.e., the amount of drug that is absorbed into the body) with oral formulation. We believe that the unique cochleate crystal-structure in our platform technology protects the drug from degradation when it passes through the gastrointestinal (GI) tract and that its lipid surface features facilitate the particle to be absorbed into the blood stream. The potential application of our cochleate delivery technology for the delivery of injectable medications offers significant clinical and commercial value if successfully demonstrated in human clinical trials.

Historical Development of Cochleate Delivery Technology

The cochleate delivery technology was originally developed by the University of Medicine and Dentistry of New Jersey and Albany Medical College in collaboration with BioDelivery Sciences, Inc., a company founded in 1995 by Drs. Raphael Mannino, who joined our Scientific Advisory Board in connection with Matinas Nanotechnologies acquisition, and Susan Gould-Fogerite, and others. BioDelivery Sciences International, Inc. (NASDAQ: BDSI) acquired BioDelivery Sciences, Inc. in 2002 and Drs. Mannino and Gould-Fogerite joined BDSI’s management team. BDSI continued the development of the cochleate delivery technology pursuant to an exclusive license with the University of Medicine and Dentistry of New Jersey and Albany Medical College and application of such drug delivery technology to an array of established pharmaceutics, including an application of cochleate delivery technology to a broad spectrum anti-fungal drug called amphotericin B, which has developed into our MAT 2203 product candidate. BDSI filed an IND for this product at the end of 2006, performed several animal toxicology studies and performed a single dose Phase 1 study. In the animal studies conducted by BDSI, doses used in toxicology studies were shown to produce measureable tissue concentrations and efficacy against the fungal infections candidiasis and aspergillosis. In 2009, BDSI reported preliminary results from its Phase 1 study, where BDSI indicated that plasma concentrations of amphotericin B were detected in the sample of patients tested suggesting oral absorption from the cochleate delivery system. Forty-eight healthy volunteers participated in the study, with sixteen recruited for each of three dose groups. In each dose group, twelve volunteers received a single dose of cochleate amphotericin B (MAT 2203) and four received a placebo. Amphotericin B plasma concentrations were measured over a period of fourteen days. The study identified doses that were well-tolerated with no meaningful changes in laboratory safety values including those associated with renal function. The preliminary pharmacokinetic evaluation, available in February 2009, revealed that plasma concentrations were comparable to those seen in prior animal toxicology studies using the same formulation. In previous animal studies conducted by BDSI, doses used in toxicology studies were shown to produce measureable tissue concentrations and efficacy against the fungal infections candidiasis and aspergillosis.

Additional Pipeline Opportunities

We believe our cochleate delivery technology can be used to reformulate a wide variety of drugs which are currently only available in IV formulations. Leveraging our cochleate delivery technology, we believe we can develop a robust pipeline of product candidates. We have tested a range of pharmaceutical compounds reformulated by our cochleate delivery technology in proof-of-concept animal studies, including vaccines, curcumin, capreomycin, and atovaquone. By way of example, we recently received a patent issuance related to cochleate compositions directed against expressions of proteins. The allowed patent claims cover our proprietary methods related to the composition and the formation of encochleated siRNA for potential use as therapy for regulating gene expression. We intend to pursue opportunities to develop products, either alone or in partnership with other pharmaceutical or biotech companies, related to this technology.

Our Cardiovascular Therapeutic Candidates

MAT9001

Our legacy cardiovascular product candidate, MAT9001, is a proprietary prescription-only omega-3 fatty acid composition, comprised of a complex mixture of omega-3 fatty acids, including eicosapentaenoic acid, or EPA, docosapentaenoic acid, or DPA, several other omega-3 fatty acids, and relatively nominal amounts of docosahexaenoic acid, or DHA, and non-omega-3 fatty acids. We believe that based upon MAT9001’s unique composition, which includes more DPA than other known omega-3 fatty acids, it will prove to be differentiated from other existing therapies for the treatment of very high triglycerides, or severe hypertriglyceridemia, and dyslipidemia.

On October 20, 2014, we submitted an IND to FDA for MAT9001 with an initial indication for the treatment of severe hypertriglyceridemia (TG500 mg/dL). In the fourth quarter of 2014, we received feedback from FDA with respect to its IND submission for MAT9001. Although FDA did not raise any clinical hold issues, FDA provided recommendations for certain revisions to our planned four-week rat comparative bridging toxicity study as well as our planned 4-way crossover single dose Fed/Fast PK study of MAT9001 in comparison to another omega-3 product. Based on FDA’s comments, during the first quarter of 2015, we submitted modified protocols for the four-week rat comparative bridging toxicity study, as well as our 4-way crossover single dose Fed/Fast PK study.

In June of 2015 we announced data from a PK/PD study that showed MAT9001 demonstrated superiority versus Vascepa® (icosapent ethyl) in reducing lipids, triglycerides, apolipoproteins and PCSK9 levels. The data were based on a pharmacokinetic and pharmacodynamics, open-label crossover study designed to compare the bioavailability and effects of MAT9001 versus Vascepa, ethyl ester of eicosapentaenoic acid (EPA), which was approved by the U.S. Food and Drug Administration in 2012 as an adjunct to diet to reduce triglyceride (TG) levels in adult patients with severe ( 500 mg/dL) hypertriglyceridemia.

Results and Trial Design

MAT9001 achieved a greater median percentage reduction from baseline to trial end in total cholesterol and a significantly greater median percentage reduction in four of six lipid measures, including total cholesterol, when compared to Vascepa:

•	MAT9001 reduced median TG levels by 33.2 percent compared to 10.5 percent for Vascepa (P-Value <0.001);
•	MAT9001 reduced median VLDL-C (very low density lipoprotein cholesterol) levels by 32.5 percent compared to 8.1 percent for Vascepa (P-Value <0.001);
•	MAT9001 reduced median non-HDL-C (non-high-density cholesterol) levels by 8.8 percent compared to 4.6 percent for Vascepa (P-Value = 0.027);
•	MAT9001 reduced median HDL-C (high-density cholesterol) levels by 11.3 percent compared to 11.1 percent for Vascepa (P-Value = 0.337);
•	MAT9001 reduced median LDL (low-density lipoprotein cholesterol) levels by 2.4 percent compared to 4.3 percent for Vascepa (P-Value = 0.116);
•	MAT9001 reduced median total cholesterol levels by 9 percent compared to 6.2 percent for Vascepa (P-Value = 0.013).
•	MAT9001 also outperformed Vascepa in reductions in apolipoproteins (apo) and PCSK9 as compared to baseline:
•	MAT9001 reduced median apolipoprotein B levels by 3.8 percent compared to 0.7 percent for Vascepa (P-Value = 0.058);
•	MAT9001 reduced median apolipoprotein AI levels by 15.3 percent compared to 10.2 percent for Vascepa (P-value = 0.003);
•	MAT9001 reduced median apolipoprotein CIII levels by 25.5 percent compared to 5 percent for Vascepa (P-Value = 0.006);
•	MAT9001 reduced median PCSK9 levels by 12.3 percent compared to an 8.8 percent increase in PCSK9 levels for Vascepa (P-Value <0.001).

The comparator study was conducted in 42 patients with high triglyceride levels. Study subjects had fasting TG levels of 200 to 400 mg/dL without lipid altering therapy, or fasting TG levels of 200 to 350 mg/dL if they were on a stable-dose statin monotherapy. Pre-treatment median values for lipids, triglycerides, apolipoproteins and PCSK9 levels were measured. Patients were randomized and put on MAT9001 or Vascepa for 14 days, then washed out over five weeks, and then crossed over to Vascepa or MAT9001 for 14 days. Forty patients completed the trial.

MAT9001 met its primary endpoint in this study. Statistical analysis demonstrated superiority of MAT9001 over Vascepa for omega-3 bioavailability (baseline adjusted AUC and Cmax, approximately 6-fold higher with MAT9001 on day 14, with very high statistical significance). Vascepa is indicated for use with a lipid-lowering diet to reduce very high triglycerides in adult patients and is a trademark of Amarin Pharmaceuticals Ireland Ltd.

Following our acquisition of Matinas Nanotechnologies in 2015, we made a strategic decision to focus our resources on the further development of our cochleate lipid-crystal nanoparticle delivery platform and products based on that technology. As a result, we are currently exploring strategic opportunities and partnerships for the continued development of MAT9001, both in the U.S. and abroad.

Exclusive License Agreement with Rutgers University

Through our acquisition of Matinas Nanotechnologies, we acquired a license from Rutgers University for the cochleate delivery technology. The Amended and Restated Exclusive License Agreement between Matinas Nanotechnologies and Rutgers, The State University of New Jersey (successor in interest to the University of Medicine and Dentistry of New Jersey) provides for, among other things, (1) a license issue fee of $25,000 paid upon execution, (2) an increased equity interest in the company from 5% to 7.5% of Matinas Nanotechnologies (prior to our acquisition of Matinas Nanotechnologies in the 2015 Merger), (3) royalties on a tiered basis between low single digits and the mid-single digits of net sales of products using such licensed technology, (4) a one-time sales milestone fee of $100,000 when and if sales of products using the licensed technology reach the specified sales threshold and (5) an annual license fee of initially $10,000, increasing to $50,000 over the term of the license agreement. We also agreed to assume the responsibility to pay required patent prosecution and maintenance fees covering the technology.

Unless otherwise terminated by either party, the term of the license, on a country by country basis, shall be the longer of 7-1/2 years from the date of first commercial sale of a product in a country using the licensed technology or until the expiration of the last-to-expire patent rights licensed under the agreement, whichever is longer. Rutgers has the right to terminate the license agreement if we have not commenced commercial sales of at least one product using the licensed technology within nine years of the effective date of the license agreement.

Intellectual Property

The proprietary nature of, and protection for, our product candidates and our discovery programs, processes and know-how are important to our business. We will seek to protect our products and associated technologies for their manufacturing and development through a combination of patents, trade secrets, proprietary know-how, FDA exclusivity and contractual restrictions on disclosure. Our policy is to pursue, maintain and defend patent rights and to protect the technology, inventions and improvements that are commercially important to the development of our business. Our success will significantly depend on our ability to obtain and maintain patent and other proprietary protection for commercially important technology and inventions and know-how related to our business, defend and enforce our patents, preserve the confidentiality of our trade secrets and operate without infringing the valid and enforceable patents and proprietary rights of third parties. We also rely heavily on know-how and continuing technological innovation to develop and maintain our proprietary position.

Exclusively Licensed Intellectual Property Relating to Our Proprietary Cochleate Delivery Technology Platform and MAT2203 and MAT2501

The patents and patent applications that we exclusively license from Rutgers University provide patent protection for the proprietary chemistry technology used in our process to make cochleates and formulate the active pharmaceutical ingredients delivered inside this delivery technology, as in MAT2203 and MAT2501. Pursuant to our license agreement, we have acquired rights to a portfolio of 19 issued and foreign patents, including 11 patents issued within the last 3 years, which extends patent protection until at least 2033. In addition, we have more than 20 pending patent applications filed both in the United States and in foreign jurisdictions, including 16 national phase applications filed within the past 2 years. We have chosen to file these patent applications in selected foreign markets that we consider important for our product candidates. These international markets generally include Europe, China, India, Brazil, Russia, Canada, Japan, Korea, Australia and Mexico. These pending patent applications can extend patent protection through at least 2033. The patent portfolio covering our cochleate delivery system covers a broad spectrum of technology, including amphotericin B cochleates, geodate cochleates, methods of delivering nutrients or biologically relevant molecules to a host using cochleates, cochleate vaccine compositions and protein-lipid vesicles, small interfering RNA cochleates, methods of enhancing the encochleation of hydrophilic molecules and cochleates made with low purity soy phosphatidylserine.

We cannot be sure that patents will be granted with respect to any of our pending patent applications or with respect to any patent applications we may own or license in the future, nor can we be sure that any of our existing patents or any patents we may own or license in the future will be useful in protecting our technology. For this and more comprehensive risks related to our intellectual property, please see “Risk Factors — Risks Relating to Our Intellectual Property.”

In addition to patents, we rely on trade secrets and know-how to develop and maintain our competitive position. For example, significant aspects of our proprietary technology platform are based on unpatented trade secrets and know-how. Trade secrets and know-how can be difficult to protect. We seek to protect our proprietary technology and processes, in part, by confidentiality agreements and invention assignment agreements with our employees, consultants, scientific advisors, contractors and commercial partners. These agreements are designed to protect our proprietary information and, in the case of the invention assignment agreements, to grant us ownership of technologies that are developed through a relationship with a third party. We also seek to preserve the integrity and confidentiality of our data and trade secrets by maintaining physical security of our premises and physical and electronic security of our information technology systems. While we have confidence in these individuals, organizations and systems, agreements or security measures may be breached, and we may not have adequate remedies for any breach. In addition, our trade secrets may otherwise become known or be independently discovered by competitors. To the extent that our contractors use intellectual property owned by others in their work for us, disputes may arise as to the rights in related or resulting know-how and inventions.

We also plan to seek trademark protection in the United States and outside of the United States where available and when appropriate. We intend to use these registered marks in connection with our pharmaceutical research and development as well as our product candidates.

Competition

The biotechnology and pharmaceutical industries are characterized by rapidly advancing technologies, intense competition and a strong emphasis on proprietary products. We face competition from many different sources, including commercial pharmaceutical and biotechnology enterprises, academic institutions, government agencies and private and public research institutions. Many of these companies have far greater human and financial resources and may have product candidates in more advanced stages of development and many will reach the market before our product candidates. Competitors may also develop products that are more effective, safer or less expensive or that have better tolerability or convenience. Although we believe that our formulation delivery technology, experience and knowledge in our areas of focus provide us with competitive advantages, these potential competitors could reduce our commercial opportunities. For many of our product candidates, we anticipate facing competition from other products that are available on a generic basis and offered at low prices. Many of these generic products have been marketed by third parties for many years and are well accepted by physicians, patients and payors.

Competition for MAT2203 for treatment of severe fungal infections

We believe that our key competitors in the treatment and prevention of severe fungal infections, such as invasive candidiasis and aspergillosis, includes, but is not limited to, the following companies:

•	Pfizer, the manufacturer of Vfend (voriconazole) and Eraxis (anidulafungin), as well as the generic manufacturers of voriconazole;
•	Merck, the manufacturer of Noxafil (posaconazole) and Cancidas (caspofungin);
•	Astellas, the manufacturer of Mycamine (micafungin) and the marketer of Cresemba (isavuconazonium); and
•	Gilead, the manufacturer of AmBisome B (liposomal amphotericin B).

There are also a number of smaller companies working to develop new drugs and other therapies for fungal infections that are undergoing clinical trials. These companies include Cidara Therapeutics, Viamet, Inc. and Scynexis, Inc. The key competitive factors affecting the success of all of our product candidates are likely to be their efficacy, safety, convenience and price.

Competition for MAT2501 for the treatment of multi-drug resistant gram negative bacteria

We intend to develop MAT2501 as a broad spectrum, oral antibiotic for the treatment of multi-drug resistant infections, including both chronic and acute bacterial infections, such as nontuberculous mycobacterium (NTM) and multi-drug resistant gram-negative infections. If approved, MAT2501 would compete with a number of drugs currently in development, including Arikayce®, an inhaled version of amikacin being developed by Insmed Incorporated for the treatment of NTM; plazomycin, which is being developed by Achaogen, Inc.; eravacycline, which is being developed by Tetraphase Pharmaceuticals, Inc.; Brilacidin®, being developed as a broad spectrum anti-bacterial by Cellceutix Corporation and Raptor Pharmaceuticals, Inc., which has recently announced it intends to pursue development of an inhaled version of the antibiotic levofloxacin for the treatment of NTM.

Manufacturing

We currently lease and operate limited in-house manufacturing capabilities for our product candidates, including MAT2203 and MAT2501. While sufficient to produce the clinical supplies of product necessary to conduct our ongoing clinical trials, these are short term arrangements and we currently do not have sufficient manufacturing facilities on a long term basis for the production of clinical or commercial quantities of any of our product candidates. If we are not able to retain our current manufacturing facilities and if we do not develop an in-house manufacturing capability for cochleates needed for our MAT2203 and MAT2501 product candidates sufficient to produce product for continued development and then commercialization of these products, we will need to develop relationships with third-party manufacturers for the manufacture of our product candidates which is likely to be time consuming and expensive.

There are a number of potential third party suppliers for amphotericin B and amikacin, the generic active pharmaceutical ingredients in our lead clinical stage product candidatese — MAT2203 and MAT2501, respectively. Although to date we have not entered into supply agreements to secure sufficient supply of amphotericin B and amikacin to support our clinical programs for MAT2203 and MAT2501, we believe we will be able to secure supply of amphotericin B and amikacin to support our clinical programs for MAT2203 and MAT2501 from one or more third-party suppliers. As we move through development for each of our product candidates, we expect to enter into long term supply arrangements for these key active pharmaceutical ingredients.

Sales and Marketing

We currently do not have any sales and marketing infrastructure. We plan to retain U.S. marketing and sales rights or co-promotion rights for our product candidates for which we receive marketing approvals, particularly in situations where it is possible to access the market through a focused, specialized sales force. For situations in which a large sales force is required to access the market, and with respect to markets outside the United States, we generally plan to commercialize our product candidates through collaborative arrangements with leading pharmaceutical and biotechnology companies.

Review and Approval of Drugs in the United States

In the United States, the FDA regulates drugs under the Federal Food, Drug, and Cosmetic Act, or FDCA, and implementing regulations. The process of obtaining regulatory approvals and the subsequent compliance with appropriate federal, state, local and foreign statutes and regulations requires the expenditure of substantial time and financial resources. Failure to comply with the applicable U.S. requirements at any time during the product development process, approval process or after approval may subject an applicant and/or sponsor to a variety of administrative or judicial sanctions, including refusal by the FDA to approve pending applications, withdrawal of an approval, imposition of a clinical hold, issuance of warning letters and other types of letters, product recalls, product seizures, total or partial suspension of production or distribution, injunctions, fines, refusals of government contracts, restitution, disgorgement of profits, or civil or criminal investigations and penalties brought by the FDA and the Department of Justice, or DOJ, or other governmental entities.

Our product candidates must be approved by the FDA through the new drug application, or NDA, or biologics license application, or BLA, in the case of biologic product candidates, process before they may be legally marketed in the United States. An applicant seeking approval to market and distribute a new drug product in the United States must typically undertake the following:

•	completion of nonclinical laboratory tests, animal studies and formulation studies in compliance with the FDA’s good laboratory practice, or cGLP, regulations;
•	submission to the FDA of an IND, which must take effect before human clinical trials may begin;
•	approval by an independent institutional review board, or IRB, representing each clinical site before each clinical trial may be initiated;
•	performance of adequate and well-controlled human clinical trials in accordance with current good clinical practices, or GCP, to establish the safety and efficacy of the proposed drug product for each indication;
•	preparation and submission to the FDA of an NDA or BLA;
•	review of the product by an FDA advisory committee, where appropriate or if applicable;
•	satisfactory completion of one or more FDA inspections of the manufacturing facility or facilities at which the product, or components thereof, are produced to assess compliance with current Good Manufacturing Practices, or cGMP, requirements and to assure that the facilities, methods and controls are adequate to preserve the product’s identity, strength, quality and purity;
•	payment of user fees and securing FDA approval of the NDA or BLA; and
•	compliance with any post-approval requirements, including a risk evaluation and mitigation strategy, or REMS, and post-approval studies required by the FDA.

Nonclinical Studies

Nonclinical studies include laboratory evaluation of the purity and stability of the manufactured drug substance or active pharmaceutical ingredient and the formulated drug or drug product, as well as in vitro and animal studies to assess the safety and activity of the drug for initial testing in humans and to establish a rationale for therapeutic use. The conduct of nonclinical studies is subject to federal regulations and requirements, including GLP regulations. The results of the nonclinical tests, together with manufacturing information, analytical data, any available clinical data or literature and plans for clinical trials, among other things, are submitted to the FDA as part of an IND.

Companies usually must complete some long-term nonclinical testing, such as animal tests of reproductive adverse events and carcinogenicity, and must also develop additional information about the chemistry and physical characteristics of the drug and finalize a process for manufacturing the drug in commercial quantities in accordance with cGMP requirements. The manufacturing process must be capable of consistently producing quality batches of the drug candidate and, among other things, the manufacturer must develop methods for testing the identity, strength, quality and purity of the final drug product. Additionally, appropriate packaging must be selected and tested and stability studies must be conducted to demonstrate that the drug candidate does not undergo unacceptable deterioration over its shelf life.

Human Clinical Trials in Support of a Regulatory Approval

Clinical trials involve the administration of the investigational product to human subjects under the supervision of qualified investigators in accordance with GCP requirements, which include, among other things, the requirement that all research subjects provide their informed consent in writing before their participation in any clinical trial. Clinical trials are conducted under written study protocols detailing, among other things, the objectives of the study, the parameters to be used in monitoring safety and the effectiveness criteria to be evaluated. A protocol for each clinical trial and any subsequent protocol amendments must be submitted to the FDA as part of the IND. An IND automatically becomes effective 30 days after receipt by the FDA, unless before that time the FDA raises concerns or questions related to a proposed clinical trial and places the trial on clinical hold. In such a case, the IND sponsor and the FDA must resolve any outstanding concerns before the clinical trial can begin. Accordingly, submission of an IND may or may not result in the FDA allowing clinical trials to commence.

In addition, an IRB representing each institution participating in the clinical trial must review and approve the plan for any clinical trial before it commences at that institution, and the IRB must conduct continuing review and reapprove the study at least annually. The IRB must review and approve, among other things, the study protocol and informed consent information to be provided to study subjects. An IRB must operate in compliance with FDA regulations. Information about certain clinical trials must be submitted within specific timeframes to the National Institutes of Health for public dissemination on their ClinicalTrials.gov website.

A sponsor who wishes to conduct a clinical trial outside the United States may, but need not, obtain FDA authorization to conduct the clinical trial under an IND. If a foreign clinical trial is not conducted under an IND, the sponsor may submit data from the clinical trial to the FDA in support of an NDA or IND so long as the clinical trial is conducted in compliance with an international guideline for the ethical conduct of clinical research known as the Declaration of Helsinki and/or the laws and regulations of the country or countries in which the clinical trial is performed, whichever provides the greater protection to the participants in the clinical trial.

Human clinical trials are typically conducted in three sequential phases, which may overlap or be combined:

Phase 1:	The drug is initially introduced into a small number of healthy human subjects or patients with the target disease (e.g. cancer) or condition and tested for safety, dosage tolerance, absorption, metabolism, distribution, excretion and, if possible, to gain an early indication of its effectiveness and to determine optimal dosage.
Phase 2:	The drug is administered to a limited patient population to identify possible adverse effects and safety risks, to preliminarily evaluate the efficacy of the product for specific targeted diseases and to determine dosage tolerance and optimal dosage.
Phase 3:	These clinical trials are commonly referred to as “pivotal” studies, which typically denotes a study which presents the data that the FDA or other relevant regulatory agency will use to determine whether or not to approve a drug. In Phase 3 clinical trials, the drug is administered to an expanded patient population, generally at geographically dispersed clinical trial sites, in well-controlled clinical trials to generate enough data to statistically evaluate the efficacy and safety of the product for approval, to establish the overall risk-benefit profile of the product, and to provide adequate information for the labeling of the product.

Progress reports detailing the results of the clinical trials must be submitted at least annually to the FDA and more frequently if serious adverse events occur. Phase 1, Phase 2 and Phase 3 clinical trials may not be completed successfully within any specified period, or at all. Furthermore, the FDA or the sponsor may suspend or terminate a clinical trial at any time on various grounds, including a finding that the research subjects are being exposed to an unacceptable health risk. Similarly, an IRB can suspend or terminate approval of a clinical trial at its institution, or an institution it represents, if the clinical trial is not being conducted in accordance with the IRB’s requirements or if the drug has been associated with unexpected serious harm to patients. The FDA will typically inspect one or more clinical sites to assure compliance with GCP and the integrity of the clinical data submitted.

Submission of an NDA to the FDA

Regulatory approval for most new drug or biologic products is based on two adequate and well-controlled Phase 3 clinical trials that provide evidence of the safety and efficacy of the proposed new product. Assuming successful completion of required clinical testing and other requirements, the results of the nonclinical and clinical trials, together with detailed information relating to the product’s chemistry, manufacture, controls and proposed labeling, among other things, are submitted to the FDA as part of an NDA requesting approval to market the drug product for one or more indications. Under federal law, the submission of most NDAs is additionally subject to an application user fee, currently exceeding $2.3 million, and the sponsor of an approved NDA is also subject to annual product and establishment user fees, currently exceeding $114,000 per product and $585,000 per establishment. These fees are typically increased annually.

The FDA conducts a preliminary review of an NDA within 60 days of its receipt and informs the sponsor by the 74th day after the FDA’s receipt of the submission whether the application is sufficiently complete to permit substantive review. The FDA may request additional information rather than accept an NDA for filing. In this event, the application must be resubmitted with the additional information. The resubmitted application is also subject to review before the FDA accepts it for filing. Once the submission is accepted for filing, the FDA begins an in-depth substantive review. The FDA has agreed to specified performance goals in the review process of NDAs. Most such applications are meant to be reviewed within ten months from the date of filing, and most applications for “priority review” products are meant to be reviewed within six months of filing. The review process may be extended by the FDA for various reasons, including for three additional months to consider new information or clarification provided by the applicant to address an outstanding deficiency identified by the FDA following the original submission.

Before approving an NDA, the FDA typically will inspect the facility or facilities where the product is or will be manufactured. These pre-approval inspections cover all facilities associated with an NDA submission, including drug component manufacturing (such as Active Pharmaceutical Ingredients), finished drug product manufacturing and control testing laboratories. The FDA will not approve an application unless it determines that the manufacturing processes and facilities are in compliance with cGMP requirements and adequate to assure consistent production of the product within required specifications. Additionally, before approving an NDA, the FDA will typically inspect one or more clinical sites to assure compliance with GCP.

The FDA is required to refer an application for a novel drug to an advisory committee or explain why such referral was not made. Typically, an advisory committee is a panel of independent experts, including clinicians and other scientific experts, that reviews, evaluates and provides a recommendation as to whether the application should be approved and under what conditions. The FDA is not bound by the recommendations of an advisory committee, but it considers such recommendations carefully when making decisions.

Fast Track, Breakthrough Therapy and Priority Review Designations

The FDA is authorized to designate certain products for expedited review if they are intended to address an unmet medical need in the treatment of a serious or life-threatening disease or condition. These programs are fast track designation, breakthrough therapy designation and priority review designation.

Specifically, the FDA may designate a product for fast track review if it is intended, whether alone or in combination with one or more other drugs, for the treatment of a serious or life-threatening disease or condition, and it demonstrates the potential to address unmet medical needs for such a disease or condition. For fast track products, sponsors may have greater interactions with the FDA and the FDA may initiate review of sections of a fast track product’s NDA before the application is complete. This rolling review may be available if the FDA determines, after preliminary evaluation of clinical data submitted by the sponsor, that a fast track product may be effective. The sponsor must also provide, and the FDA must approve, a schedule for the submission of the remaining information and the sponsor must pay applicable user fees. However, the FDA’s time period goal for reviewing a fast track application does not begin until the last section of the NDA is submitted. In addition, the fast track designation may be withdrawn by the FDA if the FDA believes that the designation is no longer supported by data emerging in the clinical trial process.

Second, in 2012, Congress enacted the Food and Drug Administration Safety and Improvement Act, or FDASIA. This law established a new regulatory scheme allowing for expedited review of products designated as “breakthrough therapies.” A product may be designated as a breakthrough therapy if it is intended, either alone or in combination with one or more other drugs, to treat a serious or life-threatening disease or condition and preliminary clinical evidence indicates that the product may demonstrate substantial improvement over existing therapies on one or more clinically significant endpoints, such as substantial treatment effects observed early in clinical development. The FDA may take certain actions with respect to breakthrough therapies, including holding meetings with the sponsor throughout the development process; providing timely advice to the product sponsor regarding development and approval; involving more senior staff in the review process; assigning a cross-disciplinary project lead for the review team; and taking other steps to design the clinical trials in an efficient manner.

Third, the FDA may designate a product for priority review if it is a drug that treats a serious condition and, if approved, would provide a significant improvement in safety or effectiveness. The FDA determines, on a case-by-case basis, whether the proposed drug represents a significant improvement when compared with other available therapies. Significant improvement may be illustrated by evidence of increased effectiveness in the treatment of a condition, elimination or substantial reduction of a treatment-limiting drug reaction, documented enhancement of patient compliance that may lead to improvement in serious outcomes, and evidence of safety and effectiveness in a new subpopulation. A priority designation is intended to direct overall attention and resources to the evaluation of such applications, and to shorten the FDA’s goal for taking action on a marketing application from ten months to six months.

Under Section 524 of the FDCA, the FDA is authorized to award a priority review voucher to sponsors of certain tropical disease product applications that meet the criteria specified in the Act. A priority review voucher may be used by the sponsor who obtains it or it may be transferred to another sponsor who may use it to obtain priority review for a different application. Priority review vouchers can result in the acceleration of review and approval of a product candidate by up to four months. In order to be eligible for a tropical disease priority review voucher, the application must be: for a listed tropical disease; submitted under Section 505(b)(1) of the FDCA or Section 351 of the Public Health Service Act after September 27, 2007; for a product that contains no active ingredient that has been approved in any other application under those statutory provisions; and must qualify for priority review. The FDA has identified in guidance those product applications for the prevention or treatment of tropical diseases that may qualify for a priority review voucher.

Accelerated Approval Pathway

The FDA may grant accelerated approval to a drug for a serious or life-threatening condition that provides meaningful therapeutic advantage to patients over existing treatments based upon a determination that the drug has an effect on a surrogate endpoint that is reasonably likely to predict clinical benefit. The FDA may also grant accelerated approval for such a condition when the product has an effect on an intermediate clinical endpoint that can be measured earlier than an effect on irreversible morbidity or mortality, or IMM, and that is reasonably likely to predict an effect on irreversible morbidity or mortality or other clinical benefit, taking into account the severity, rarity, or prevalence of the condition and the availability or lack of alternative treatments. Drugs granted accelerated approval must meet the same statutory standards for safety and effectiveness as those granted traditional approval.

For the purposes of accelerated approval, a surrogate endpoint is a marker, such as a laboratory measurement, radiographic image, physical sign, or other measure that is thought to predict clinical benefit, but is not itself a measure of clinical benefit. Surrogate endpoints can often be measured more easily or more rapidly than clinical endpoints. An intermediate clinical endpoint is a measurement of a therapeutic effect that is considered reasonably likely to predict the clinical benefit of a drug, such as an effect on IMM. The FDA has limited experience with accelerated approvals based on intermediate clinical endpoints, but has indicated that such endpoints generally may support accelerated approval where the therapeutic effect measured by the endpoint is not itself a clinical benefit and basis for traditional approval, if there is a basis for concluding that the therapeutic effect is reasonably likely to predict the ultimate clinical benefit of a drug.

The accelerated approval pathway is most often used in settings in which the course of a disease is long and an extended period of time is required to measure the intended clinical benefit of a drug, even if the effect on the surrogate or intermediate clinical endpoint occurs rapidly. The accelerated approval pathway is usually contingent on a sponsor’s agreement to conduct, in a diligent manner, additional post-approval confirmatory studies to verify and describe the drug’s clinical benefit. As a result, a product candidate approved on this basis is subject to rigorous post-marketing compliance requirements, including the completion of Phase 4 or post-approval clinical trials to confirm the effect on the clinical endpoint. Failure to conduct required post-approval studies, or confirm a clinical benefit during post-marketing studies, would allow the FDA to withdraw the drug from the market on an expedited basis. All promotional materials for product candidates approved under accelerated regulations are subject to prior review by the FDA.

The FDA’s Decision on an NDA

On the basis of the FDA’s evaluation of the NDA and accompanying information, including the results of the inspection of the manufacturing facilities, the FDA may issue an approval letter or a complete response letter. An approval letter authorizes commercial marketing of the product with specific prescribing information for specific indications. A complete response letter generally outlines the deficiencies in the submission and may require substantial additional testing or information in order for the FDA to reconsider the application. If and when those deficiencies have been addressed to the FDA’s satisfaction in a resubmission of the NDA, the FDA will issue an approval letter. The FDA has committed to reviewing such resubmissions in two or six months depending on the type of information included. Even with submission of this additional information, the FDA ultimately may decide that the application does not satisfy the regulatory criteria for approval.

If the FDA approves a product, it may limit the approved indications for use for the product, require that contraindications, warnings or precautions be included in the product labeling, require that post-approval studies, including Phase 4 clinical trials, be conducted to further assess the drug’s safety after approval, require testing and surveillance programs to monitor the product after commercialization, or impose other conditions which can materially affect the potential market and profitability of the product. In addition, as a condition of approval, the FDA may require an applicant to develop a REMS. REMS use risk minimization strategies beyond the professional labeling to ensure that the benefits of the product outweigh the potential risks. To determine whether a REMS is needed, the FDA will consider the size of the population likely to use the product, seriousness of the disease, expected benefit of the product, expected duration of treatment, seriousness of known or potential adverse events and whether the product is a new molecular entity. REMS can include medication guides, physician communication plans for healthcare professionals and elements to assure safe use, which may include, but are not limited to, special training or certification for prescribing or dispensing, dispensing only under certain circumstances, special monitoring and the use of patient registries. The FDA may require a REMS before approval or post-approval if it becomes aware of a serious risk associated with use of the product. The requirement for a REMS can materially affect the potential market and profitability of a product.

The FDA may prevent or limit further marketing of a product based on the results of post-market studies or surveillance programs. After approval, many types of changes to the approved product, such as adding new indications, manufacturing changes and additional labeling claims, are subject to further testing requirements and FDA review and approval.

Post-Approval Requirements

Drugs manufactured or distributed pursuant to FDA approvals are subject to pervasive and continuing regulation by the FDA, including, among other things, requirements relating to recordkeeping, periodic reporting, product sampling and distribution, advertising and promotion and reporting of adverse experiences with the product. After approval, most changes to the approved product, such as adding new indications or other labeling claims, are subject to prior FDA review and approval. There also are continuing, annual user fee requirements for any marketed products and the establishments at which such products are manufactured, as well as new application fees for supplemental applications with clinical data.

In addition, drug manufacturers and other entities involved in the manufacture and distribution of approved drugs are required to register their establishments with the FDA and state agencies, and are subject to periodic unannounced inspections by the FDA and these state agencies for compliance with cGMP requirements. Changes to the manufacturing process are strictly regulated and often require prior FDA approval before being implemented. FDA regulations also require investigation and correction of any deviations from cGMP and impose reporting and documentation requirements upon the sponsor and any third party manufacturers that the sponsor may decide to use. Accordingly, manufacturers must continue to expend time, money and effort in the area of production and quality control to maintain cGMP compliance.

Once an approval is granted, the FDA may withdraw the approval if compliance with regulatory requirements and standards is not maintained or if problems occur after the product reaches the market. Later discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or with manufacturing processes, or failure to comply with regulatory requirements, may result in revisions to the approved labeling to add new safety information; imposition of post-market studies or clinical trials to assess new safety risks; or imposition of distribution or other restrictions under a REMS program. Other potential consequences include, among other things:

•	restrictions on the marketing or manufacturing of the product, complete withdrawal of the product from the market or product recalls;
•	fines, warning or untitled letters or holds on post-approval clinical trials;
•	refusal of the FDA to approve pending NDAs or supplements to approved NDAs, or suspension or revocation of product approvals;
•	product seizure or detention, or refusal to permit the import or export of products; or
•	injunctions or the imposition of civil or criminal penalties.

The FDA strictly regulates marketing, labeling, advertising and promotion of products that are placed on the market. Drugs may be promoted only for the approved indications and in accordance with the provisions of the approved label. The FDA and other agencies actively enforce the laws and regulations prohibiting the promotion of off-label uses, and a company that is found to have improperly promoted off-label uses may be subject to significant liability.

In addition, the distribution of prescription pharmaceutical products is subject to the Prescription Drug Marketing Act, or PDMA, which regulates the distribution of drugs and drug samples at the federal level, and sets minimum standards for the registration and regulation of drug distributors by the states. Both the PDMA and state laws limit the distribution of prescription pharmaceutical product samples and impose requirements to ensure accountability in distribution.

Abbreviated New Drug Applications for Generic Drugs

In 1984, with passage of the Hatch-Waxman Amendments to the FDCA, Congress authorized the FDA to approve generic drugs that are the same as drugs previously approved by the FDA under the NDA provisions of the statute. To obtain approval of a generic drug, an applicant must submit an abbreviated new drug application, or ANDA, to the agency. In support of such applications, a generic manufacturer may rely on the nonclinical and clinical testing previously conducted for a drug product previously approved under an NDA, known as the reference listed drug, or RLD.

Specifically, in order for an ANDA to be approved, the FDA must find that the generic version is identical to the RLD with respect to the active ingredients, the route of administration, the dosage form and the strength of the drug. At the same time, the FDA must also determine that the generic drug is “bioequivalent” to the innovator drug. Under the statute, a generic drug is bioequivalent to a RLD if “the rate and extent of absorption of the drug do not show a significant difference from the rate and extent of absorption of the listed drug.”

Upon approval of an ANDA, the FDA indicates whether the generic product is “therapeutically equivalent” to the RLD in its publication “Approved Drug Products with Therapeutic Equivalence Evaluations,” also referred to as the “Orange Book.” Physicians and pharmacists consider a therapeutically equivalent generic drug to be fully substitutable for the RLD. In addition, by operation of certain state laws and numerous health insurance programs, the FDA’s designation of therapeutic equivalence often results in automatic substitution of the generic drug by the pharmacist without the knowledge or consent of either the prescribing physician or patient.

Under the Hatch-Waxman Amendments, the FDA may not approve an ANDA until any applicable period of non-patent exclusivity for the RLD has expired. The FDCA provides a period of five years of non-patent data exclusivity for a new drug containing a new chemical entity. In cases where such exclusivity has been granted, an ANDA may not be submitted to the FDA until the expiration of five years unless the submission is accompanied by a Paragraph IV certification, in which case the applicant may submit its application four years following the original product approval. The FDCA also provides for a period of three years of exclusivity if the NDA includes reports of one or more new clinical investigations, other than bioavailability or bioequivalence studies, that were conducted by or for the applicant and are essential to the approval of the application. This three-year exclusivity period often protects changes to a previously approved drug product, such as a new dosage form, route of administration, combination or indication.

Hatch-Waxman Patent Certification and the 30 Month Stay

Upon approval of an NDA or a supplement thereto, NDA sponsors are required to list with the FDA each patent with claims that cover the applicant’s product or an approved method of using the product. Each of the patents listed by the NDA sponsor is published in the Orange Book. When an ANDA applicant submits its application to the FDA, the applicant is required to certify to the FDA concerning any patents listed for the reference product in the Orange Book, except for patents covering methods of use for which the ANDA applicant is not seeking approval. Specifically, the applicant must certify with respect to each patent that:

•	the required patent information has not been filed;
•	the listed patent has expired;
•	the listed patent has not expired, but will expire on a particular date and approval is sought after patent expiration; or
•	the listed patent is invalid, unenforceable or will not be infringed by the new product.

A certification that the new product will not infringe the already approved product’s listed patents or that such patents are invalid or unenforceable is called a Paragraph IV certification. If the applicant does not challenge the listed patents or indicate that it is not seeking approval of a patented method of use, the ANDA application will not be approved until all the listed patents claiming the referenced product have expired.

If the ANDA applicant has provided a Paragraph IV certification to the FDA, the applicant must also send notice of the Paragraph IV certification to the NDA and patent holders once the ANDA has been accepted for filing by the FDA. The NDA and patent holders may then initiate a patent infringement lawsuit in response to the notice of the Paragraph IV certification. The filing of a patent infringement lawsuit within 45 days after the receipt of a Paragraph IV certification automatically prevents the FDA from approving the ANDA until the earlier of 30 months after the receipt of the Paragraph IV notice, expiration of the patent, or a decision in the infringement case that is favorable to the ANDA applicant.

Pediatric Studies and Exclusivity

Under the Pediatric Research Equity Act of 2003, an NDA or supplement thereto must contain data that are adequate to assess the safety and effectiveness of the drug product for the claimed indications in all relevant pediatric subpopulations, and to support dosing and administration for each pediatric subpopulation for which the product is safe and effective. With enactment of the Food and Drug Administration Safety and Innovation Act, or FDASIA, in 2012, sponsors must also submit pediatric study plans prior to the assessment data. Those plans must contain an outline of the proposed pediatric study or studies the applicant plans to conduct, including study objectives and design, any deferral or waiver requests, and other information required by regulation. The applicant, the FDA and the FDA’s internal review committee must then review the information submitted, consult with each other, and agree upon a final plan. The FDA or the applicant may request an amendment to the plan at any time.

The FDA may, on its own initiative or at the request of the applicant, grant deferrals for submission of some or all pediatric data until after approval of the product for use in adults, or full or partial waivers from the pediatric data requirements. Additional requirements and procedures relating to deferral requests and requests for extension of deferrals are contained in FDASIA.

Pediatric exclusivity is another type of non-patent marketing exclusivity in the United States and, if granted, provides for the attachment of an additional six months of marketing protection to the term of any existing regulatory exclusivity, including the non-patent exclusivity. This six-month exclusivity may be granted if an NDA sponsor submits pediatric data that fairly respond to a written request from the FDA for such data. The data do not need to show the product to be effective in the pediatric population studied; rather, if the clinical trial is deemed to fairly respond to the FDA’s request, the additional protection is granted. If reports of requested pediatric studies are submitted to and accepted by the FDA within the statutory time limits, whatever statutory or regulatory periods of exclusivity or patent protection cover the product are extended by six months. This is not a patent term extension, but it effectively extends the regulatory period during which the FDA cannot approve another application.

Orphan Designation and Exclusivity

Under the Orphan Drug Act, the FDA may designate a drug product as an “orphan drug” if it is intended to treat a rare disease or condition (generally meaning that it affects fewer than 200,000 individuals in the United States, or more in cases in which there is no reasonable expectation that the cost of developing and making a drug product available in the United States for treatment of the disease or condition will be recovered from sales of the product). A company must request orphan product designation before submitting a NDA. If the request is granted, the FDA will disclose the identity of the therapeutic agent and its potential use. Orphan product designation does not convey any advantage in, or shorten the duration of, the regulatory review and approval process.

If a product with orphan status receives the first FDA approval for the disease or condition for which it has such designation, the product will be entitled to orphan product exclusivity. Orphan product exclusivity means that the FDA may not approve any other applications for the same product for the same indication for seven years, except in certain limited circumstances. Competitors may receive approval of different products for the indication for which the orphan product has exclusivity and may obtain approval for the same product but for a different indication. If a drug or drug product designated as an orphan product ultimately receives marketing approval for an indication broader than what was designated in its orphan product application, it may not be entitled to exclusivity.

Other Health Care Regulations

Health Privacy Laws

The Administrative Simplification provisions of the Health Insurance Portability and Accountability Act of 1996 (“HIPAA”), as amended by the Health Information Technology for Economic and Clinical Health Act (“HITECH Act”), require health care plans, health care providers and health care clearinghouses, collectively defined under HIPAA as “Covered Entities,” to comply with standards for the use and disclosure of health information within such organizations and with third parties. These include standards for:

•	Common health care transactions, such as claims information, plan eligibility, payment information and the use of electronic signatures;
•	Unique identifiers for providers, employers, health plans and individuals; and
•	Security and privacy of health information.

Although the obligations of HIPAA only apply directly to Covered Entities, any Covered Entity that uses third parties (referred to in HIPAA as “Business Associates”) to perform functions on its behalf involving the creation or use of certain patient health information is required to have a contract with the Business Associate that limits the use and disclosure of such information by the Business Associate.

Fraud and Abuse Laws

In addition to FDA restrictions on marketing of pharmaceutical products, several other types of state and federal laws have been applied to restrict certain marketing practices in the pharmaceutical industry in recent years. These laws include anti-kickback statutes and false claims statutes. The federal healthcare program anti-kickback statute prohibits, among other things, knowingly and willfully offering, paying, soliciting or receiving remuneration to induce or in return for purchasing, leasing, ordering or arranging for the purchase, lease or order of any healthcare item or service reimbursable under Medicare, Medicaid or other federally financed healthcare programs. This statute has been interpreted to apply to arrangements between pharmaceutical manufacturers on the one hand and prescribers, purchasers and formulary managers on the other. Violations of the anti-kickback statute are punishable by imprisonment, criminal prosecution, civil monetary penalties and exclusion from participation in federal healthcare programs. Although there are a number of statutory exemptions and regulatory safe harbors protecting certain common activities from prosecution or other regulatory sanctions, the exemptions and safe harbors are drawn narrowly, and practices that involve remuneration intended to induce prescribing, purchases or recommendations may be subject to scrutiny if they do not qualify for an exemption or safe harbor.

Federal false claims laws prohibit any person from knowingly presenting, or causing to be presented, a false claim for payment to the federal government, or knowingly making, or causing to be made, a false statement to have a false claim paid. Recently, several pharmaceutical and other healthcare companies have been prosecuted under these laws for allegedly inflating drug prices they report to pricing services, which in turn were used by the government to set Medicare and Medicaid reimbursement rates, and for allegedly providing free product to customers with the expectation that the customers would bill federal programs for the product. In addition, certain marketing practices, including off-label promotion, may also violate false claims laws. The majority of states also have statutes or regulations similar to the federal anti-kickback statute and false claims laws, which apply to items and services reimbursed under Medicaid and other state programs, or, in several states, apply regardless of the payor.

Affordable Care Act

In late March 2010, the Federal government enacted the comprehensive health care reform package, the Affordable Care Act (ACA). Among other provisions, the ACA imposes individual and employer health insurance requirements, provides certain insurance subsidies (e.g., premiums and cost sharing), mandates extensive insurance market reforms, creates new health insurance access points (e.g., State and federal-based health insurance exchanges), expands the Medicaid program, promotes research on comparative clinical effectiveness of different technologies and procedures, and makes a number of changes to how products and services will be reimbursed by the Medicare program. Amendments to the Federal False Claims Act under the ACA have made it easier for private parties to bring “qui tam” (whistleblower) lawsuits against companies, under which the whistleblower may be entitled to receive a percentage of any money paid to the government.

Designation of and Exclusivity for Qualified Infectious Disease Products

In 2012, Congress passed legislation known as the Generating Antibiotic Incentives Now Act, or GAIN Act. This legislation is designed to encourage the development of antibacterial and antifungal drug products that treat pathogens that cause serious and life-threatening infections. To that end, the new law grants an additional five years of marketing exclusivity upon the approval of an NDA for a drug product designated by FDA as a Qualified Infectious Disease Product, or QIDP. Thus, for a QIDP, the periods of five year new chemical entity exclusivity, three year new clinical investigation exclusivity and seven year orphan drug exclusivity, would become 10 years, eight years, and 12 years, respectively.

A QIDP is defined in the GAIN Act to mean “an antibacterial or antifungal drug for human use intended to treat serious or life-threatening infections, including those caused by — (1) an antibacterial or antifungal resistant pathogen, including novel or emerging infectious pathogens;” or (2) certain “qualifying pathogens.” A “qualifying pathogen” is a pathogen that has the potential to pose a serious threat to public health (e.g., resistant gram positive pathogens, multi-drug resistant gram negative bacteria, multi-drug resistant tuberculosis and Clostridium difficile) and that is included in a list established and maintained by the FDA. A drug sponsor may request the FDA to designate its product as a QIDP any time before the submission of an NDA. The FDA must make a QIDP determination within 60 days of the designation request. A product designated as a QIDP will be granted priority review by the FDA and can qualify for “fast track” status.

The additional five years of market exclusivity under the GAIN Act for drug products designated by the FDA as QIDPs applies only to a drug that is first approved on or after July 9, 2012. Additionally, the five-year exclusivity extension does not apply to: a supplement to an application under Section 505(b) of the FDCA for any QIDP for which an extension is in effect or has expired; a subsequent application submitted with respect to a product approved by the FDA for a change that results in a new indication, route of administration, dosing schedule, dosage form, delivery system, delivery device or strength; or a product that does not meet the definition of a QIDP under Section 505(g) based upon its approved uses.

Patent Term Restoration and Extension

A patent claiming a new drug product may be eligible for a limited patent term extension under the Hatch-Waxman Act, which permits a patent restoration of up to five years for patent term lost during product development and the FDA regulatory review. The restoration period granted is typically one-half the time between the effective date of an IND and the submission date of a NDA, plus the time between the submission date of a NDA and the ultimate approval date. Patent term restoration cannot be used to extend the remaining term of a patent past a total of 14 years from the product’s approval date. Only one patent applicable to an approved drug product is eligible for the extension, and the application for the extension must be submitted prior to the expiration of the patent in question. A patent that covers multiple drugs for which approval is sought can only be extended in connection with one of the approvals. The USPTO reviews and approves the application for any patent term extension or restoration in consultation with the FDA.

Review and Approval of Drug Products in the European Union

In order to market any product outside of the United States, a company must also comply with numerous and varying regulatory requirements of other countries and jurisdictions regarding quality, safety and efficacy and governing, among other things, clinical trials, marketing authorization, commercial sales and distribution of drug products. Whether or not it obtains FDA approval for a product, the company would need to obtain the necessary approvals by the comparable non-U.S. regulatory authorities before it can commence clinical trials or marketing of the product in those countries or jurisdictions. The approval process ultimately varies between countries and jurisdictions and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries and jurisdictions might differ from and be longer than that required to obtain FDA approval. Regulatory approval in one country or jurisdiction does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country or jurisdiction may negatively impact the regulatory process in others.

Pursuant to the European Clinical Trials Directive, a system for the approval of clinical trials in the European Union has been implemented through national legislation of the member states. Under this system, an applicant must obtain approval from the competent national authority of a European Union member state in which the clinical trial is to be conducted. Furthermore, the applicant may only start a clinical trial after a competent ethics committee has issued a favorable opinion. Clinical trial application must be accompanied by an investigational medicinal product dossier with supporting information prescribed by the European Clinical Trials Directive and corresponding national laws of the member states and further detailed in applicable guidance documents.

To obtain marketing approval of a drug under European Union regulatory systems, an applicant must submit a marketing authorization application, or MAA, either under a centralized or decentralized procedure.

The centralized procedure provides for the grant of a single marketing authorization by the European Commission that is valid for all European Union member states. The centralized procedure is compulsory for specific products, including for medicines produced by certain biotechnological processes, products designated as orphan medicinal products, advanced therapy products and products with a new active substance indicated for the treatment of certain diseases. For products with a new active substance indicated for the treatment of other diseases and products that are highly innovative or for which a centralized process is in the interest of patients, the centralized procedure may be optional.

Under the centralized procedure, the Committee for Medicinal Products for Human Use, or the CHMP, established at the European Medicines Agency, or EMA, is responsible for conducting the initial assessment of a drug. The CHMP is also responsible for several post-authorization and maintenance activities, such as the assessment of modifications or extensions to an existing marketing authorization. Under the centralized procedure in the European Union, the maximum timeframe for the evaluation of an MAA is 210 days, excluding clock stops, when additional information or written or oral explanation is to be provided by the applicant in response to questions of the CHMP. Accelerated evaluation might be granted by the CHMP in exceptional cases, when a medicinal product is of major interest from the point of view of public health and in particular from the viewpoint of therapeutic innovation. In this circumstance, the EMA ensures that the opinion of the CHMP is given within 150 days.

The decentralized procedure is available to applicants who wish to market a product in various European Union member states where such product has not received marketing approval in any European Union member states before. The decentralized procedure provides for approval by one or more other, or concerned, member states of an assessment of an application performed by one member state designated by the applicant, known as the reference member state. Under this procedure, an applicant submits an application based on identical dossiers and related materials, including a draft summary of product characteristics, and draft labeling and package leaflet, to the reference member state and concerned member states. The reference member state prepares a draft assessment report and drafts of the related materials within 210 days after receipt of a valid application. Within 90 days of receiving the reference member state’s assessment report and related materials, each concerned member state must decide whether to approve the assessment report and related materials.

If a member state cannot approve the assessment report and related materials on the grounds of potential serious risk to public health, the disputed points are subject to a dispute resolution mechanism and may eventually be referred to the European Commission, whose decision is binding on all member states.

Pharmaceutical Coverage, Pricing and Reimbursement

Significant uncertainty exists as to the coverage and reimbursement status of products approved by the FDA and other government authorities. Sales of products will depend, in part, on the extent to which the costs of the products will be covered by third party payors, including government health programs in the United States such as Medicare and Medicaid, commercial health insurers and managed care organizations. The process for determining whether a payor will provide coverage for a product may be separate from the process for setting the price or reimbursement rate that the payor will pay for the product once coverage is approved. Third party payors may limit coverage to specific products on an approved list, or formulary, which might not include all of the approved products for a particular indication. Additionally, the containment of healthcare costs has become a priority of federal and state governments, and the prices of drugs have been a focus in this effort. The U.S. government, state legislatures and foreign governments have shown significant interest in implementing cost-containment programs, including price controls, restrictions on reimbursement and requirements for substitution of generic products. Adoption of price controls and cost-containment measures, and adoption of more restrictive policies in jurisdictions with existing controls and measures, could further limit our net revenue and results.

In order to secure coverage and reimbursement for any product that might be approved for sale, a company may need to conduct expensive pharmacoeconomic studies in order to demonstrate the medical necessity and cost-effectiveness of the product, in addition to the costs required to obtain FDA or other comparable regulatory approvals. A payor’s decision to provide coverage for a product does not imply that an adequate reimbursement rate will be approved. Third party reimbursement may not be sufficient to maintain price levels high enough to realize an appropriate return on investment in product development.

In the European Union, pricing and reimbursement schemes vary widely from country to country. Some countries provide that drug products may be marketed only after a reimbursement price has been agreed. Some countries may require the completion of additional studies that compare the cost-effectiveness of a particular product candidate to currently available therapies. For example, the European Union provides options for its member states to restrict the range of drug products for which their national health insurance systems provide reimbursement and to control the prices of medicinal products for human use. European Union member states may approve a specific price for a drug product or it may instead adopt a system of direct or indirect controls on the profitability of the company placing the drug product on the market. Other member states allow companies to fix their own prices for drug products, but monitor and control company profits. The downward pressure on health care costs in general, particularly prescription drugs, has become intense. As a result, increasingly high barriers are being erected to the entry of new products. In addition, in some countries, cross-border imports from low-priced markets exert competitive pressure that may reduce pricing within a country. Any country that has price controls or reimbursement limitations for drug products may not allow favorable reimbursement and pricing arrangements.

Healthcare Law and Regulation

Healthcare providers, physicians and third party payors play a primary role in the recommendation and prescription of drug products that are granted marketing approval. Arrangements with third party payors and customers are subject to broadly applicable fraud and abuse and other healthcare laws and regulations. Such restrictions under applicable federal and state healthcare laws and regulations, include the following:

•	the federal healthcare Anti-Kickback Statute prohibits, among other things, persons from knowingly and willfully soliciting, offering, receiving or providing remuneration, directly or indirectly, in cash or in kind, to induce or reward either the referral of an individual for, or the purchase, order or recommendation of, any good or service, for which payment may be made, in whole or in part, under a federal healthcare program such as Medicare and Medicaid;

•	the federal False Claims Act imposes civil penalties, and provides for civil whistleblower or qui tam actions, against individuals or entities for knowingly presenting, or causing to be presented, to the federal government, claims for payment that are false or fraudulent or making a false statement to avoid, decrease or conceal an obligation to pay money to the federal government;
•	the federal Health Insurance Portability and Accountability Act of 1996, or HIPAA, imposes criminal and civil liability for executing a scheme to defraud any healthcare benefit program or making false statements relating to healthcare matters;
•	HIPAA, as amended by the Health Information Technology for Economic and Clinical Health Act and its implementing regulations, also imposes obligations, including mandatory contractual terms, with respect to safeguarding the privacy, security and transmission of individually identifiable health information;
•	the federal false statements statute prohibits knowingly and willfully falsifying, concealing or covering up a material fact or making any materially false statement in connection with the delivery of or payment for healthcare benefits, items or services;
•	the federal transparency requirements under the Patient Protection and Affordable Care Act requires manufacturers of drugs to report to the Department of Health and Human Services information related to payments and other transfers of value to physicians and teaching hospitals and physician ownership and investment interests and the reported information will be made publicly available on a searchable website; and
•	analogous state and foreign laws and regulations, such as state anti-kickback and false claims laws, may apply to sales or marketing arrangements and claims involving healthcare items or services reimbursed by non-governmental third party payors, including private insurers.

Some state laws require pharmaceutical companies to comply with the pharmaceutical industry’s voluntary compliance guidelines and the relevant compliance guidance promulgated by the federal government in addition to requiring drug manufacturers to report information related to payments to physicians and other health care providers or marketing expenditures. State and foreign laws also govern the privacy and security of health information in some circumstances, many of which differ from each other in significant ways and often are not preempted by HIPAA, thus complicating compliance efforts.

Employees

As of September 30, 2016, we had 10 full-time employees.

Research and Development

For the years ended December 31, 2014 and December 31, 2015, we spent approximately $5.2 million and $5.3 million, respectively, on research and development activities. These expenses include cash and non-cash expenses relating to the development of our clinical and pre-clinical programs, including support of our MAT9001 program which we are no longer actively pursuing and our anti-infective product candidates, MAT2203 and MAT2501.

Legal Proceedings

We are not currently a party to any legal proceedings and we are not aware of any claims or actions pending or threatened against us. In the future, we might from time to time become involved in litigation relating to claims arising from our ordinary course of business.

Description Of Property

Our principal facilities consist of approximately 5,900 square feet of office space in Bedminster, NJ that we occupy under a lease that expires in May 2021. We also lease small laboratory spaces in Monmouth Junction, NJ, Somerset, NJ and Bridgewater Township, NJ.

Dividend Policy

We have not paid any cash dividends to date, nor do we anticipate paying any cash dividends in the foreseeable future. For the foreseeable future, we intend to retain all of our earnings, if any, to finance our growth and operations and to fund the expansion of our business. Payment of any dividends will be made in the discretion of our Board of Directors, after its taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion. No dividends may be declared or paid on our common stock, unless a dividend, payable in the same consideration or manner, is simultaneously declared or paid, as the case may be, on.our Series A Preferred Stock. Furthermore, holders of Series A Preferred Stock are entitled to receive cumulative dividends at the rate per share of 8% per annum, payable in shares of our common stock, which annual dividend will accumulate until such time as the outstanding shares of Series A Preferred Stock are converted, at which time the accumulated dividend will be satisfied by delivery of shares of common stock at a price per share of common stock equal to the then conversion price. The Series A Preferred Stock will automatically convert on July 29, 2019, unless such shares are converted earlier in accordance with the terms of the Certificate of Designations for the Series A Preferred Stock. See the section titled “Descripton of Capital Stock — Preferred Stock — Series A Preferred Stock” for additional information regarding the Series A Preferred Stock.

Management’s Discussion And Analysis Of Financial Condition And Results Of Operations

The following discussion and analysis of our financial condition and results of operations should be read together with our financial statements and related notes included in our Annual Report on Form 10-K for the year ended December 31, 2015, filed with the SEC on March 30, 2016 and our Form 10-Q for the quarterly period ended on September 30, 2016, as filed with the SEC on November 14, 2016. Some of the information contained in this discussion and analysis or set forth elsewhere in these Offering Materials, including information with respect to our plans and strategy for our business and financing needs, includes forward-looking statements that involve risks and uncertainties and should be read together with the “Risk Factors” section of these Offering Materials for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in these Offering Materials and in other reports we file with the Securities and Exchange Commission, particularly those under “Risk Factors.” Dollars in tabular format are presented in thousands, except per share data, or otherwise indicated.

Overview

We are a clinical-stage biopharmaceutical company focused on identifying and developing safe and effective broad spectrum therapeutics for the treatment of serious and life-threatening infections. We are developing a pipeline of product and development candidates, with an initial focus on serious fungal and bacterial infections. On January 29, 2015, we completed the acquisition of Aquarius Biotechnologies Inc., whose name was subsequently changed to Matinas BioPharma Nanotechnologies, Inc. (referred to as the “2015 Merger” throughout this document), a New Jersey-based, early-stage pharmaceutical company focused on the development of differentiated and orally delivered therapeutics based on a proprietary, lipid crystal drug delivery platform called “cochleate delivery technology.”

Our proprietary cochleate delivery technology platform, licensed from Rutgers University on an exclusive worldwide basis, is designed specifically for the targeted and safe delivery of pharmaceuticals directly to the site of infection or inflammation. This innovative technology utilizes lipid-crystal nano-particle cochleates to nano-encapsulate existing drugs, which is designed to make them safer, more tolerable, less toxic and orally bioavailable. We believe this platform represents a significant innovation that may result in meaningful improvements to currently available therapies to treat numerous life-threatening diseases, including serious fungal infections and multi-drug resistant, or MDR, gram-negative bacterial infections.

Currently, we are focused on the anti-infectives market and on drug candidates which we believe demonstrate the value and innovation associated with our unique delivery platform technology. We believe initially focusing on the anti-infectives market has distinct advantages for the development of products which meet significant unmet medical need, including:

•	a current regulatory environment which provides small development and clinical stage companies incentives and opportunities to reduce development cost and timeline to market for anti-infective drug candidates;
•	traditional high correlation between efficacy and safety data in preclinical animal models and the outcome of human clinical trials with these product candidates;
•	attractive commercial opportunities for a product differentiated in its safety profile, mode of action and oral bioavailability positioned against current therapies with significant side effects, limited efficacy and intravenous delivery resulting in lack of convenience, compliance and at a significant burden to the cost of healthcare; and
•	an ability to commercialize anti-infective products with a focused and cost-efficient sales and marketing organization

We currently have two clinical-stage products designed for the treatment of infectious disease. Our lead product candidate is MAT2203, a novel oral formulation of a broad spectrum anti-fungal drug called amphotericin B which uses our cochleate delivery technology. We are initially developing MAT2203 for the treatment of Candida infections as well as the prophylaxis, or prevention, of invasive fungal infections (IFIs) due to immunosuppressive therapy. A Phase 1a study has been completed and demonstrated that MAT2203 was generally well tolerated at all dosage levels with no serious adverse events reports and no laboratory or renal function abnormalities observed. We are currently screening and enrolling patients in a Phase 2a study of MAT2203 in collaboration with the National Institute of Allergy and Infectious Diseases, or NIAID, of the National Institutes of Health, or NIH. In the third quarter of 2016, the NIH commenced dosing patients in this Phase 2a study and, assuming the NIH meets the anticipated clinical timelines, we anticipate announcing results of this study during the first half of 2017. In addition to the Phase 2a trial being conducted by the NIH, we expect to commence an additional Phase 2 study of MAT2203 in patients with vulvovaginal candidiasis in the fourth quarter of 2016, with results expected later in the first half of 2017.

Our second clinical stage product candidate is MAT2501, an orally administered, encochleated formulation of the broad spectrum aminoglycoside antibiotic amikacin which may be used to treat different types of multidrug-resistant bacteria, including non-tubercular mycobacterial infections (NTM), as well as various multidrug-resistant gram negative and intracellular bacterial infections. Currently, amikacin cannot be absorbed enterally and must be given by intravenous, intramuscular or nebulization routes with the significant risk of nephrotoxicity and ototoxicity, which makes it an impractical choice when treating serious infections which often require long courses of therapy, often 12 to 18 months or longer. MAT2501, taking advantage of its innovative, nano-encapsulation delivery technology, is being developed to be orally administered, and is designed to be a safer and targeted therapy for improved treatment of these serious and life-threatening bacterial infections in patients, including those who are severely immunocompromised. We are initially developing MAT2501 for the treatment of non-tuberculous mycobacteria (NTM). NTM causes many serious and life-threatening diseases, including pulmonary disease, skin and soft tissue disease, joint infections and, in immunocompromised individuals, disseminated infection. The most common clinical manifestation of NTM disease is pulmonary, or lung, disease. NTM lung infection occurs when a person inhales the organism from their environment. There are about 50,000 to 90,000 people with NTM pulmonary disease in the United States, with a much higher prevalence in older adults, and these numbers appear to be increasing. However, NTM can affect any age group. Without treatment, the progressive lung infection caused by NTM results in severe cough, fatigue and weight loss, and ultimately can lead to death. In some people NTM infections can become chronic and require ongoing treatment. Treatment may be difficult because NTM bacteria may be resistant to many common types of antibiotics. Severe NTM lung disease can have a significant impact on quality of life and can be life-threatening. We are also developing MAT2501 for the treatment of a variety of serious and acute bacterial infections, including the treatment of gram negative bacterial infections, currently the most significant unmet medical need identified by infectious disease specialists. We recently filed an Investigational New Drug (IND) application with FDA and are cleared to commence Phase 1 clinical studies in January 2016. We plan to initiate the first Phase 1 study of MAT2501 during the fourth quarter of 2016.

We are currently exploring strategic partnering options for our legacy cardiovascular drug, MAT9001, which has been developed and targeted to date for the treatment of very high triglycerides and MAT8800, our discovery program seeking to identify product candidates derived from omega-3 fatty acids for the treatment of non-alcoholic fatty liver disease.

We are a clinical stage company and have generated $194,000 and $0 in contract research revenues during the nine months ended September 30, 2015 and September 30, 2016, respectively. These contract research revenues ended during 2015 and we do not anticipate any revenues during the remainder of 2016. We have incurred losses for each period from inception. Our net loss was approximately $5.7 million and $7.1 million for the nine months ended September 30, 2016 and 2015, respectively. Our net loss attributable to common shareholders was $10.1 million and $7.1 for the nine months ended September 30, 2016 and 2015, respectively. We expect to incur significant expenses and increasing operating losses for the foreseeable future. We expect our expenses to increase significantly in connection with our ongoing activities to develop, seek regulatory approval and commercialization of MAT2203 and MAT2501 and any other product candidates we choose to develop based upon our platform technology. Accordingly, we will need additional financing to support our continuing operations. We will seek to fund our operations through public or private equity or debt financings or other sources, which may include collaborations with third parties. Adequate additional financing may not be available to us on acceptable terms, or at all. Our failure to raise capital as and when needed would impact our going concern and would have a negative impact on our financial condition and our ability to pursue our business strategy and continue as a going concern. We will need to generate significant revenues to achieve profitability, and we may never do so.

Financial Operations Overview

Revenue

We generated Contract Research Revenue in the amount of $194,000 for the nine months ended September 30, 2015 versus zero in the same period of 2016. This revenue is directly related to contracts which our subsidiary Aquarius had with the National Institutes of Health (NIH). These contracts were related to work being done on MAT2203 and MAT2501. These contracts ended in 2015 and we expect no additional revenue in 2016 unless we enter into a new revenue arrangement.

Research and Development Expenses

Research and development expenses consist of costs incurred for the development of MAT2203 and MAT2501 and, to a lesser extent, MAT9001, which include:

•	the cost of conducting pre-clinical work;
•	the cost of acquiring, developing and manufacturing pre-clinical and human clinical trial materials;
•	costs for consultants and contractors associated with Chemistry and Manufacturing Controls (CMC), pre-clinical and clinical activities and regulatory operations;
•	expenses incurred under agreements with contract research organizations, or CROs, including the National Institutes of Health (NIH), that conduct our pre-clinical or clinical trials; and
•	employee-related expenses, including salaries and stock-based compensation expense for those employees involved in the research and development process.

The table below summarizes our direct research and development expenses for our product candidates for the nine months ended September 30, 2016 and 2015. Our direct research and development expenses consist principally of external costs, such as fees paid to contractors, consultants, analytical laboratories and CROs and/or the NIH, in connection with our development work. We typically use our employee and infrastructure resources for manufacturing clinical trial materials, conducting product analysis, study protocol development and overseeing outside vendors. Included in “Internal Staffing, Overhead and Other” below is the cost of laboratory space, supplies, R&D employee costs (including stock option expenses), travel and medical education.

	Nine Months Ended September 30,
	2016	2015
	($ in thousands)
Direct research and development expenses:
Manufacturing process development	$74	$322
Preclinical trails	146	159
Clinical development	332	1,145
Regulatory	73	215
Internal staffing, overhead and other	1,775	1,841
Total research and development	$2,400	$3,682

Research and development activities are central to our business model. Product candidates in later stages of clinical development generally have higher development costs than those in earlier stages of clinical development, primarily due to the increased size and duration of later-stage human trials.

We expect our R&D expenses to increase during Q4 2016 and into 2017 as we implement our additional Phase II study with MAT2203 and start our Phase I study with MAT2501.

General and Administrative Expenses

General and administrative expenses consist principally of salaries and related costs for personnel in executive and finance functions. Other general and administrative expenses include facility costs, communication expenses, and professional fees for legal, patent review, consulting and accounting services. General and Administrative expenses were $3.3 million as compared to $3.6 million for the nine months ended September 30, 2016 and 2015 respectively.

We anticipate that our general and administrative expenses will be flat or lower for the full year 2016 compared to 2015 due to the implementation of a cost savings steps, offset by increased expenses related to our status as a publicly traded company, including expenses in support of compliance with the requirements of Section 404 of the Sarbanes Oxley Act.

Other Expense, net

Other expense, net is largely comprised of interest expense and franchise taxes.

Deemed Dividend

The deemed dividend results from the convertible preferred stock beneficial conversion feature. This entire dividend is captured in the third quarter of 2016.

Application of Critical Accounting Policies

Our critical accounting policies are more fully described in Note C to our financial statements included in our annual report on Form 10-K for the year ended December 31, 2015, there have been no material changes to our critical accounting policies, except for the addition of a critical accounting policy, Beneficial Conversion Feature of Convertible Preferred Stock, as described in Note C in these financial statements on Form 10-Q.

Stock-Based Compensation

Option Grants

We account for all share-based compensation payments issued to employees, directors, and non-employees using an option pricing model for estimating fair value. Accordingly, share-based compensation expense is measured based on the estimated fair value of the awards on the date of grant, net of forfeitures. We recognize compensation expense for the portion of the award that is ultimately expected to vest over the period during which the recipient renders the required services to us using the straight-line single option method. In accordance with authoritative guidance, we re-measure the fair value of non-employee share-based awards as the awards vest, and recognize the resulting value, if any, as expense during the period the related services are rendered.

Significant Factors, Assumptions and Methodologies Used in Determining Fair Value

We apply the fair value recognition provisions of ASC Topic 718, Compensation-Stock Compensation, which we refer to as ASC 718. Determining the amount of share-based compensation to be recorded required us to develop estimates of the fair value of stock options as of their grant date before operating as a public company. We recognize share-based compensation expense ratably over the requisite service period, which in most cases is the vesting period of the award. Calculating the fair value of share-based awards requires that we make highly subjective assumptions.

We use the Black-Scholes option pricing model to value our stock option awards. Use of this valuation methodology requires that we make assumptions as to the volatility of our common stock, the expected term of our stock options, and the risk free interest rate for a period that approximates the expected term of our stock options and our expected dividend yield. As a publicly-held company with a limited operating history, we utilized data from a representative group of companies to estimate expected stock price volatility. We selected companies from the biopharmaceutical industry with similar characteristics to us, including those in the early stage of product development and with a therapeutic focus.

We use the simplified method as prescribed by the Securities and Exchange Commission Staff Accounting Bulletin No. 107, Share-Based Payment, to calculate the expected term of stock option grants to employees as we do not have sufficient historical exercise data to provide a reasonable basis upon which to estimate the expected term of stock options granted to employees.

We recognize compensation expense for stock option awards on a straight-line basis over the applicable service period of the award. The service period is generally the vesting period, with the exception of options granted subject to a consulting agreement, whereby the option vesting period and the service period defined pursuant to the terms of the consulting agreement may be different. Stock options issued to consultants are revalued quarterly until fully vested, with any change in fair value expensed. For awards subject to performance conditions, the Company recognizes stock-based compensation expense using the accelerated attribution recognition method when it is probable that the performance condition will be achieved. The following range of assumptions were used to value options granted for the nine months ended September 30, 2016 and 2015 and to re-measure stock options issued to consultants.

	For the Nine Months Ended September 30,
	2016	2015
Volatility	44.72% – 89.15%	77.1% – 77.3%
Risk-free interest rate	1.14% – 1.42%	1.56% – 1.72%
Dividend yield	0.0%	0.0%
Expected life	6.0 years	4.04 – 6.0 years

The expected term of stock options represents the weighted average period the stock options are expected to remain outstanding and is based on the options vesting term, contractual terms, and industry peers as we did not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment termination behavior.

The expected stock price volatility assumption was determined by examining the historical volatilities for industry peers, as our stock has not been trading long enough to calculate its own volatility. We will continue to analyze the historical stock price volatility and expected term assumptions as more historical data for our common stock becomes available. The risk-free interest rate assumption is based on the U.S. Treasury instruments whose term was consistent with the expected term of our stock options. The expected dividend assumption is based on our history and expectation of dividend payouts.

We have never paid dividends on our common stock and do not anticipate paying dividends on our common stock in the foreseeable future. Accordingly, we have assumed no dividend yield for purposes of estimating the fair value of our share-based compensation.

We are also required to estimate forfeitures at the time of grant, and revise those estimates in subsequent periods if actual forfeitures differ from our estimates. We use historical data to estimate pre-vesting option forfeitures and record share-based compensation expense only for those awards that are expected to vest. To the extent that actual forfeitures differ from our estimates, the difference is recorded as a cumulative adjustment in the period the estimates were revised.

The closing price of our stock (on the date of a grant) is used as an input in the measurement of stock-based compensation.

Share-based compensation expense associated with stock options and restricted stock granted to employees and non-employees for the nine months ended September 30, 2016 and 2015 was $1.3 million and $1.2 million, respectively. As of September 30, 2016, we had $2.3 million of total unrecognized share-based compensation expense, which we expect to recognize over a weighted-average remaining vesting period of approximately 1.1 years. In future periods, our share-based compensation expense is expected to increase as a result of recognizing our existing unrecognized share-based compensation for awards that will vest and as we issue additional share-based awards to attract and retain our employees.

We have included stock based compensation as part of our operating expenses in our statement of operation for the nine months ended September 30 ($ in thousands) as follows:

	2016	2015
Research and development	$483	$410
General and administrative	791	818
Total	$1,274	$1,228

The 2013 Equity Compensation Plan, or the Plan, is the only active plan pursuant to which options to acquire common stock or restricted stock awards can be granted and are currently outstanding. As of September 30, 2016, there were 2,523,519 shares of our common stock available for issuance under the Plan.

As of September 30, 2016, we had outstanding options to purchase an aggregate of 8,320,694 shares of our common stock with a weighted average exercise price of $0.85. The computation of the aggregate intrinsic value is based upon the difference between the original exercise price of the options and our estimate of the deemed fair value of our common stock at September 30, 2016. The total intrinsic value of options outstanding and vested at September 30, 2016 was $6.3 million.

Emerging Growth Company Status

Under Section 107(b) of the Jumpstart Our Business Startups Act of 2012, emerging growth companies can delay adopting new or revised accounting standards until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Results of Operations

Comparison of Nine Months Ended September 30, 2016 and 2015

	2016	2015	Increase (Decrease)
Revenues	$—	194	(194)
Cost and expenses:
Research and development	$2,400	$3,682	$(1,282)
General and administrative	3,293	3,641	(348)
Total cost and expenses	$5,693	$7,323	$(1,630)

Revenues. Revenue for the nine months ended September 30, 2016 was zero, compared to $194 thousand for the nine months ended September 30, 2015. Revenue consists of revenue earned under the National Institutes of Health grants for MAT2203 and MAT2501. These grants ended in 2015 we do not anticipate any revenue for the remainder of 2016.

Research and Development expenses. Research and Development expense for the nine months ended September 30, 2016 decreased $1.3 million compared to the prior year period. This decrease is primarily due to a decrease in spending in clinical studies, associated with MAT9001, which were essentially completed late in 2015. In the longer term, we expect R&D expenses to increase as we implement our development programs for MAT2203 and MAT2501.

General and Administrative expenses. General and Administrative expenses for the nine month period ending September 30, 2016 were $3.3 million, approximately $300 thousand lower then the prior year, due to decrease expenses in the areas of investor relations, legal and accounting costs, partially offset by an increase in marketing studies prepared for our primary development products.

Comparison of Years Ended December 31, 2015 and 2014

	Year Ended December 31,		Increase (Decrease)
	2015	2014
	(In thousands)
Expenses:
Research and development	$5,292	$5,176	$116
General and administrative	4,814	5,289	(475)
Operating Expenses	$10,106	410,465	$(359)

Research and Development expenses. Research and development (R&D) expense for the year ended December 31, 2015 was $5.3 million, compared to $5.2 million for the year ended December 31, 2014, an increase of $0.1 million. R&D expenses in total were comparable year over year; however, the areas in which we spent our resources changed. During 2015, we made a strategic decision to shift resources away from our legacy MAT9001 cardiovascular product and toward its two clinical stage anti-infective products, MAT2203 and MAT2501. In addition, we shifted our spending from manufacturing development to pre-clinical, clinical, regulatory and infrastructure expenses.

General and Administrative expenses. General and administrative expense for the year ended December 31, 2015 was $4.8 million compared to $5.3 million for the year ended December 31, 2014, a decrease of $0.5 million. The decrease in general and administrative expense was primarily due to decreased vendor stock based compensation expenses for services. During 2015, we saw an increase in insurance costs of approximately $0.1 million, related to premiums for liability coverage. In addition, we incurred approximately $0.1 million in transaction costs associated with the 2015 Merger.

Sources of Liquidity

We have funded our operations since inception through private placements of our equity instruments, most recently through a preferred stock offering. As of September 30, 2016, we have raised approximately $29 million in net proceeds from sales of our equity securities.

As of September 30, 2016, we had an accumulated deficit of $33.3 million, working capital of $5.2 million and cash totaling $6.2 million.

2015 and 2016 Private Placements

In March and April 2015, we completed the 2015 Private Placement, under which we sold an aggregate of 20,000,000 shares of our common stock and warrants to purchase an aggregate of 20,000,000 shares of our common stock at an exercise price of $0.75 per share. The gross proceeds to us from the 2015 Private Placement were $10.0 million.

In July, August and September, 2016, we conducted a closing for a private placement of our Series A preferred stock. We sold an aggregate of 1,600,000 shares of Series A Preferred Stock, which are convertible into 16,000,000 shares of common stock based on the current conversion price. The gross proceeds to us from the 2016 Private Placement were $ 8.0 million (See Note E and Note G, for additional information).

Cash Flows

The following table sets forth the primary sources and uses of cash for each of the period set forth below:

	Nine Months Ended September 30,
	2016	2015
Cash used in operating activities	$(4,003)	$(6,698)
Cash provided by investing activities	—	18
Cash provided by financing activities	6,996	8,452
Net increase in cash	$2,993	$1,772

Operating Activities

We have incurred significant costs in the area of research and development, including manufacturing, analytical, regulatory and clinical development costs and costs associated with being a public company. Net cash used in operating activities was approximately $4.0 million for the nine months ended September 30, 2016 and $6.7 million for the nine months ended September 30, 2015.

Investing Activities

Net cash used in investing activities was $0 for the nine months ended September 30, 2016 and net cash provided by was $17,507 for the nine months ended September 30, 2015. The cash provided in investing activities in 2015 was primarily the result of equipment purchases offset by cash acquired from the acquisition of Aquarius.

Financing Activities

Net cash provided by financing activities was $7.0 million for the nine months ended September 30, 2016 due to net proceeds from our preferred stock private placement, the exercise of warrants and loan financing in the third quarter. The cash provided by financing activities for the nine months ended September 30, 2015 was due to net proceeds of $8.5 million received from the closing of our 2015 Private Placement.

Funding Requirements and Other Liquidity Matters

MAT2203 and MAT2501 are still in development stages. We expect to continue to incur significant expenses and increasing operating losses for the foreseeable future. We anticipate that our expenses will increase substantially if and as we:

•	conduct our planned Phase 2 clinical trials of MAT2203, our lead product candidate;
•	initiate and continue the research and development of our other product candidates and potential product candidates, including MAT2501;
•	seek to discover and develop additional product candidates using our cochleate lipid-crystal delivery technology platform;
•	seek regulatory approvals for any product candidates that successfully complete clinical trials;
•	establish a sales, marketing and distribution infrastructure in the future to commercialize any products for which we may obtain regulatory approval;
•	require the manufacture of larger quantities of product candidates for clinical development and potentially commercialization;
•	maintain, expand and protect our intellectual property portfolio;
•	hire additional clinical, quality control and scientific personnel; and
•	add operational, financial and management information systems and personnel, including personnel to support our product development and planned future commercialization efforts and personnel and infrastructure necessary to help us comply with our obligations as a public company.

We expect that our existing cash will only be sufficient to fund our operating expenses and capital expenditures requirements into the April 2017 period. We will need additional financing to fund our operating expenses and to initiate and conduct our intended clinical programs, file additional patent applications and enhance our intellectual property position for lead compounds, and prepare for submission of an NDA for MAT2203 and MAT2501, and potentially conduct preclinical work in order to identify product candidates utilizing our cochleate delivery platform technology. We have based this estimate on assumptions that may prove to be wrong in the future, and we may use our available capital resources sooner than we currently expect. Unless we obtain additional financing, there is substantial doubt we can continue as a going concern.

Until the time we can generate substantial product revenues from commercializing MAT2203, MAT2501 or any future product candidates, if ever, we expect to finance our cash needs through a combination of private and public equity offerings, debt financings, collaborations, strategic alliances and/or licensing arrangements. We do not have any committed external source of funds. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the ownership interest of our stockholders will be diluted, and the terms of these securities may include liquidation or other preferences that adversely affect your rights as a common stockholder. Debt financing, if available, may involve agreements that include covenants limiting or restricting our ability to take specific actions, such as incurring additional debt, making capital expenditures or declaring dividends and could increase our expenses and require that our assets secure such debt. If we raise additional funds through collaborations, strategic alliances or licensing arrangements with pharmaceutical partners, we may have to relinquish valuable rights to our technologies, future revenue streams, research programs or grant licenses on terms that may not be favorable to us. If we are unable to raise additional funds when needed, we may be required to delay, limit, reduce or terminate our product development or future commercialization efforts or grant rights to develop and market any product candidates under our development that we would otherwise prefer to develop and market ourselves.

Contractual Obligations and Commitments

On November 1, 2013, we entered into a seven year lease for office space in Bedminster, New Jersey. The commencement date and first obligation to pay rent was June 2014, with annual rent beginning at approximately $.1 million per year, increasing to $.2 million in the final year.

In December 2015, the Company renewed an agreement to lease laboratory space for one year commencing January 1, 2016 in Monmouth Junction, New Jersey. Base rent for the year ended December 31, 2016 will be approximately $27 thousand.

We may enter into contracts in the normal course of business with clinical research organizations for clinical trials and clinical supply manufacturing and with vendors for preclinical research studies, research supplies and other services and products for operating purposes. These contracts generally provide for termination on notice, and therefore we believe that our non-cancelable obligations under these agreements are not material.

Through our acquisition of Aquarius, we acquired a license from Rutgers University for the cochleate delivery technology. The Amended and Restated Exclusive License Agreement between Aquarius and Rutgers, The State University of New Jersey (successor in interest to the University of Medicine and Dentistry of New Jersey) provides for, among other things, (1) royalties on a tiered basis between low single digits and the mid-single digits of net sales of products using such licensed technology, (2) a one-time sales milestone fee of $100,000 when and if sales of products using the licensed technology reach the specified sales threshold and (3) an annual license fee of initially $10,000, increasing to $50,000 over the term of the license agreement.

In July 2016, the Company entered into a Finance Agreement in the amount of $262,324, to fund the premium payments for the Director and Officer Liability policy. The term of this agreement is 10 months, ending May 30, 2017.

As discussed in Note G, the Series A Preferred Stock holders have “Royalty Payment Rights” with regards to MAT2203 and/or MAT2501. Pursuant to the terms of the Certificate of Designations for our outstanding Series A Preferred Stock, we may be required to pay, subject to certain vesting requirements, in the aggregate, a royalty equal to (i) 4.5% of Net Sales (as defined in the Certificate of Designation) from MAT 2203 and/or MAT 2501, subject in all cases to a cap of $25 million per calendar year, and (ii) 7.5% of Licensing Proceeds (as defined in the Certificate of Designations) from MAT2203 and/or MAT2501, subject in all cases to a cap of $10 million per calendar year. Our obligation to pay such royalty will expire when the patents covering the applicable product expire, which is currently expected to be in 2033.

The Company also has employment agreements with certain employees which require the funding of a specific level of payments, if certain events, such as a change in control, termination without cause or retirement, occur.

Off-Balance Sheet Arrangements

We did not have during the periods presented, and we do not currently have, any off-balance sheet arrangements, as defined under SEC rules, such as relationships with unconsolidated entities or financial partnerships, which are often referred to as structured finance or special purpose entities, established for the purpose of facilitating financing transactions that are not required to be reflected on our balance sheets.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk is limited to our cash, cash equivalents, all of which have maturities of one year or less. The primary objectives of our investment activities are to preserve principal, provide liquidity and maximize income without significantly increasing risk. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of U.S. interest rates. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our financial condition and/or results of operation. We do not have any foreign currency or other derivative financial instruments.

Directors And Executive Officers

All directors hold office for one-year terms until the election and qualification of their successors. Officers are appointed by our board of directors and serve at the discretion of the board, subject to applicable employment agreements. The following table sets forth information regarding our executive officers and the members of our board of directors.

Name	Age	Position(s)
Herbert Conrad	83	Chairman of the Board, Director
Roelof Rongen	51	Chief Executive Officer, Director
Jerome D. Jabbour	42	President
Raphael J. Mannino	69	Senior Vice President and Chief Technology Officer
Abdel A. Fawzy	65	Executive Vice President, Pharmaceutical Development and Supply Chain
Gary Gaglione	64	Vice President of Finance and Accounting and Acting Chief Financial Officer
Douglas F. Kling	43	Senior Vice President for Clinical Development and Project Management
Stefano Ferrari	55	Director
Adam Stern	52	Director
James S. Scibetta	51	Director

Management

Roelof Rongen has served as our Chief Executive Officer and one of our directors since July 2013 and as President, Chief Executive Officer a co-founder and a director of Matinas BioPharma since April 2012. He is also the Founder and Chairman of Essential Fatty Acid Therapeutics LLC, a biotech company focused on the development of innovative fatty acid derivatives. Prior to Matinas BioPharma, Mr. Rongen was Executive Vice President North American Operations for Trygg Pharma AS (subsequently named EPAX AS) (2009-2012) and Vice President of Life Cycle Management and Intellectual Property at Reliant Pharmaceuticals, Inc., or Reliant (2000-2008). While at Reliant, Mr. Rongen held various earlier positions, including head of the Omacor®/Lovaza® launch team, Executive Director of Marketing for Lescol® and Executive Director of Business Development. Prior to Reliant, Mr. Rongen was also Global Product Director for Humira® at BASF Pharma (1998-2000), later acquired by Abbott Laboratories; a consultant at The Wilkerson Group in New York (1995-1998) and Arthur D. Little in Amsterdam (1990-1993), and a Research Fellow in biochemistry at Baylor University in Texas (1989-1990). Mr. Rongen earned an MBA from Kellogg GSM at Northwestern University in Evanston, IL, and a graduate degree in Molecular Sciences from Wageningen University in the Netherlands.

Jerome D. Jabbour, JD became our President during March 2016. Prior to that he served as our Executive Vice President, Chief Business Officer, General Counsel and Secretary since October 2013 and as one of our directors from the July 2013 until November 2013. Mr. Jabbour is also a Co-Founder of Matinas BioPharma. Prior to joining our management team, he was the Executive Vice President and General Counsel of MediMedia USA, or MediMedia from 2012 to October 2013, a privately held/ diversified health care services company. Prior to MediMedia, he was the Senior Vice President, head of Global Legal Affairs and US General Counsel of Wockhardt Limited (2008-2012) and Senior Counsel at Reliant (2004-2008). Earlier in his career, he held positions as Commercial Counsel at Alpharma, Inc. (2003-2004) and as a Corporate Associate at Lowenstein Sandler LLP (1999-2003). Mr. Jabbour earned his J.D. from Seton Hall University School of Law in New Jersey and a B.A. in Psychology from Loyola University in Baltimore.

Raphael J. Mannino has served as our Senior Vice President and Chief Scientific Officer since October 2016 and previously served as our Chief Technology Officer from September 2015 to October 2016. From 1990 until August 2015, Dr. Mannino was an Associate Professor of Pathology and Laboratory Medicine at Rutgers University, New Jersey Medical School. Dr. Mannino founded BioDelivery Sciences, Inc., and served as its President, Chief Executive Officer and Chief Scientific Officer and a member of its Board of Directors from 1995 to 2000, when it was acquired by BioDelivery Sciences International, Inc. (NASDAQ: BDSI). Dr. Mannino served as BDSI’s Executive Vice President and Chief Scientific Officer from 2001 to

2009 and a member of its Board of Directors from 2000 to 2007. Dr. Mannino’s previous experience includes positions as Assistant, then Associate Professor, Albany Medical College (1980 to 1990), and Instructor then Assistant Professor, Rutgers Medical School (1977 to 1980). His postdoctoral training was from 1973 to 1976 at the Biocenter in Basel, Switzerland. Dr. Mannino received his Ph.D. in Biological Chemistry in 1973 from the Johns Hopkins University, School of Medicine.

Abdel A. Fawzy, PhD has served as our Executive Vice President for Pharmaceutical and Supply Chain Development since July 2013 and as Executive Vice President for Pharmaceutical and Supply Chain Development of Matinas BioPharma since August 2011. Dr. Fawzy is a Co-Founder of Matinas BioPharma. Prior to Matinas BioPharma, Dr. Fawzy was a founder of expert consulting firm DeMelle BioPharma (2008-2012) and Executive Director Pharmaceutical Development at Reliant, from 2000 to 2008. Earlier in his career, Dr. Fawzy held pharmaceutical development positions at Ascent Pharmaceuticals, Inc. (1994-2000), DuPont (1990-1994) and Squibb Marsam Pharmaceuticals (1989-1990). He is the inventor on 15 published patents and patent applications all related to the health and pharmaceutical development and manufacturing processes. Dr. Fawzy received his Ph.D. in Pharmaceutical Technology from Tuebingen University in Germany, a Pharmacy degree from Temple University in Philadelphia, PA, and a MS in Pharmaceutical Technology from the Cairo School of Pharmacy in Egypt.

Gary Gaglione, CPA has served as our Acting Chief Financial Officer, Vice President of Finance & Accounting since April 2013. Prior to joining us as a full time employee, Mr. Gaglione was President of MCM Consulting LLC from 2011 until October 2013. Prior to MCM Consulting, Mr. Gaglione was Senior Director of Finance at Shionogi USA, Inc. (2011). In 2009 and 2010, he was Vice President of Finance and Controller for Phytomedics, Inc. Prior to Phytomedics, he was Controller for ProStrakan Inc.’s U.S. operations. From 2001 to 2008, Mr. Gaglione was an Executive Director at Reliant, initially as head of Planning, Budgets and Analysis, then, from 2006 on, as head of Internal Audit and Sarbanes Oxley Compliance in preparation for a potential Reliant initial public offering. Before Reliant, he held numerous finance positions of increasing responsibility at the U.S. subsidiary of Hoffmann-La Roche Inc. (1976-2001), including Vice President of R&D Finance (1997-2001).. He started his finance career at KPMG LLP (1974-1976). Mr. Gaglione earned a B.S. degree in Business Administration with a major in Accounting from Villanova University and an MBA in Finance from Seton Hall University.

Douglas F. Kling has served as our Senior Vice President for Clinical Development since March 12, 2015. Prior to Matinas, Mr. Kling held various positions at Omthera Pharmaceuticals, Inc. (acquired by AstraZeneca PLC in 2013) from August 2010 to December 2014, most recently as Senior Vice President of Clinical Development and Project Management. Prior to that, Mr. Kling served as Senior Director, Project Management at Shionogi USA Inc. (July 2009 to July 2010), as Senior Director, Program Management at The Medicines Company (April 2008 to July 2009) and in a variety of positions at Reliant (November 2000 to March 2008), most recently as Director, R&D Project Management. Mr. Kling earned his B.S. in biological sciences from Duke University and his M.B.A. from Rutgers Business School.

Directors

Herbert Conrad has served as our Chairman of the Board since July 2013 and as Chairman of the Board of Matinas BioPharma since October 2012. He also serves on the board of directors of Celldex Therapeutics, Inc. (NASDAQ: CLDX), Arbutus Biopharma Corporation (NASDAQ: ABUS) and as an Advisor to the Seaver Autism Center at Mount Sinai Hospital. Mr. Conrad was the President of the U.S. Pharmaceuticals Division of Hoffmann-La Roche, Inc. from 1982 until his retirement in 1993. Prior to that, he held many positions of increasing responsibility at Roche Pharmaceuticals in the United States. Mr. Conrad previously served on the board of directors of Pharmasset, Inc. (chairman), Savient Pharmaceuticals, Inc., (NASDAQ: SVNT) Dura Pharmaceuticals, Inc., UroCor, Inc., GenVec, Inc. (NASDAQ: GNVC) (chairman), Sicor, Inc., Bone Care International, Inc. (chairman), Sapphire Therapeutics, Inc. (chairman), the medical advisory board of Henry Schein Inc. (NASDAQ: HSIC), and he was a Director and Co-Founder of Reliant. Pharmasset was acquired by Gilead Sciences, Inc. for $11 billion in 2011. He received B.S. and M.S. degrees from the Brooklyn College of Pharmacy and an honorary Doctorate in Humane Letters from Long Island University. We believe Mr. Conrad is qualified to serve on our board of directors due to his extensive expertise and experience in the life sciences industry and his extensive board experience.

Roelof Rongen. See description under “Management.”

Stefano Ferrari has served on our board of directors since July 2013 and as a director of Matinas BioPharma since October 2012. Mr. Ferrari is the CEO and a director of Prime Acquisition Corp., a private equity fund focusing on real estate and renewable energy, a position he has held since October 2013. He is also the founder and managing member of Chestnut Hill Sciences, LLC (2004), a human and animal health care company dedicated to the development of dietary supplements, including omega-3 based products. He is the founder of Murami Pharma, Inc. (“Murami”) and has served as its CEO since its inception in 2011. Murami is a biopharmaceutical development stage company focusing on small-peptide therapeutics. Prior to Murami, Mr. Ferrari was the CEO of Bioseutica B.V. (2008-2011), a multinational holding company comprising KD-Pharma, a leading manufacturer of omega-3-concentrates, and the leading lysozyme manufacturers Fordras and Neova Technologies, amongst others. Over the last 17 years, Mr. Ferrari was founder, common shareholder and senior executive of several multinational companies operating in the pharmaceutical, food and ingredients industries. Besides Bioseutica, these companies include Prospa B.V. (1995-2002), a multinational holding company in the pharmaceutical industry, Fordras S.A. (2002-2008), ProAparts Lda (2001-2012), and Societa Prodotti Antibiotici S.p.A., the Italian pharmaceutical company that developed and marketed polyene antifungal medications. Mr. Ferrari has served on several boards, including Ikonisys Inc., Carigent Therapeutics, Inc., The Richard B. Fisher Center for Performing Arts, and St. Simeon Lda, a private family fund. He has 25 years of experience in investing in diverse industries, including real estate, pharmaceuticals, and media and entertainment. Mr. Ferrari earned his B.A. degree in International Business Administration from the University of San Francisco. We believe Mr. Ferrari is qualified to serve on our board of directors due to his extensive expertise and experience in the development and marketing of polyene antifungal medications, his extensive contacts in the manufacturing industry related to omega-3 based products and also his M&A experience.

Adam Stern has served as a member of our board of directors since July 2013. Mr. Stern has been the head Private Equity Banking at Aegis Capital Corp. and CEO of SternAegis Ventures since 2012 and became one of our directors in July 2013. Prior to Aegis, from 1997 to November 2012, he was with Spencer Trask Ventures, Inc., most recently as a Senior Managing Director, where he managed the structured finance group focusing primarily on the technology and life science sectors. Mr. Stern held increasingly responsible positions from 1989 to 1997 with Josephthal & Co., Inc., members of the New York Stock Exchange, where he served as Senior Vice President and Managing Director of Private Equity Marketing. He has been a FINRA licensed securities broker since 1987 and a General Securities Principal since 1991. Mr. Stern is a director of Dance Biopharm, Inc. Mr. Stern is a former director of InVivo Therapeutics Holdings Corp. (OTCQB: NVIV), Organovo Holdings, Inc. (NYSE MKT: ONVO), LabStyle Innovations Corporation (OTCBB: DRIO) and PROLOR Biotech Ltd., which was sold to Opko Health, Inc. (NYSE: OPK) for approximately $600 million in 2013. Mr. Stern holds a Bachelor of Arts degree with honors from The University of South Florida in Tampa. We believe Mr. Stern is qualified to serve on our board of directors because of his extensive experience in corporate finance and experience in the life science industries.

James S. Scibetta has served as a member of our board of directors since November 2013. He is currently President and Chief Financial Officer of Pacira Pharmaceuticals, Inc. (NASDAQ: PCRX), a position he has held since October 2015. Prior to that, Mr. Scibetta was the Chief Financial Officer of Pacira since 2008. Prior to joining Pacira in August 2008, he served as a consultant to Genzyme Corporation following the sale of Bioenvision Inc. (NASDAQ: BIVN) to Genzyme in 2007. From 2006 to 2007 Mr. Scibetta was CFO of Bioenvision. From 2001 to 2006, he was Executive Vice President and Chief Financial Officer of Merrimack Pharmaceuticals Inc. (NASDAQ: MACK). Mr. Scibetta has previously served on the board of directors at the following life sciences companies: Nephros Inc. (NASDAQ: NEPH), Merrimack Pharmaceuticals and Labopharm Inc. Prior to his executive management experience, Mr. Scibetta spent over a decade in investment banking where he was responsible for sourcing and executing transactions for a broad base of public and private healthcare and life sciences companies. Mr. Scibetta received his Bachelor of Science in Physics from Wake Forest University and an MBA from the University of Michigan. We believe Mr. Scibetta is qualified to serve on our board of directors because of his extensive management experience in the pharmaceutical industry, his investment banking experience and his experience as a chief financial officer and audit committee member of several publicly traded companies.

There are no family relationships among any of our directors or executive officers.

Scientific Advisory Board

We believe in seeking and attracting scientific and clinical leaders in the field of infectious diseases to provide counsel and support our growth. We have established a Scientific Advisory Board which consist of individuals who are experts in their chosen fields and recipients of many academic honors and awards.

Committees of the Board

Our board of directors has three standing committees — an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee. The Audit Committee oversees and monitors our financial reporting process and internal control system, review and evaluate the audit performed by our registered independent public accountants and report to the Board any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties. The Board adopted a written charter for the Audit Committee, which is available on our website. James Scibetta, Herbert Conrad and Stefano Ferrari serve as members of the Audit Committee with James Scibetta, serving as its chairman. All of the members of the Audit Committee have been determined to be financially literate and are considered independent directors as defined under The NYSE MKT’S listing standards and applicable SEC rules and regulations. Mr. Scibetta qualifies as an audit committee “financial expert” as that term is defined by Commission regulations.

Compensation Committee. The Compensation Committee provides advice and make recommendations to the Board in the areas of employee salaries, benefit programs and director compensation. The Compensation Committee also reviews the compensation of our President and Chief Executive Officer and makes recommendations in that regard to the Board as a whole. The Board adopted a written charter for the Compensation Committee, which is available on our website. Stefano Ferrari, Herbert Conrad, and James Scibetta serve as members of the Compensation Committee, with Stefano Ferrari serving as its chairman. All of the members of the Compensation Committee are considered independent directors as defined under The NYSE MKT’s listing standards.

Nominating and Corporate Governance Committee. The Nominating and Corporate Governance Committee nominates individuals to be elected to the full Board by our stockholders. The Nominating and Corporate Governance Committee considers recommendations from stockholders if submitted in a timely manner in accordance with the procedures set forth in our Bylaws and applies the same criteria to all persons being considered. The Board adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website. Herbert Conrad, Stefano Ferrari and James Scibetta serve as members of the Nominating and Corporate Governance Committee, with Herbert Conrad serving as its chairman. All of the members of the Nominating and Corporate Governance Committee are considered independent directors as defined under The NYSE MKT’s listing standards.

Director Independence

Based on information requested from and provided by each of our directors, our board of directors has determined that Messrs. Herbert Conrad, Stefano Ferrari and James Scibetta sare “independent directors” as such term is defined in the rules of The NYSE MKT’s corporate governance requirements and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, or persons performing similar functions. A copy of the code is posted on the corporate governance section of our website, which is located at www.matinasbiopharma.com. If we make any substantive amendments to, or grant waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website.

Section 16(a) Beneficial Ownership Reporting Compliance

Since our common stock is not registered under Section 12 of the Exchange Act, our directors and executive officers and persons who beneficially own more than 10% of our common stock are not required to file with the SEC various reports as to their ownership of and activities relating to our common stock.

Executive Compensation

Summary Compensation Table – 2015

The following table presents information regarding the total compensation awarded to, earned by, or paid to our chief executive officer and the two most highly-compensated executive officers (other than the chief executive officer) who were serving as executive officers as of December 31, 2015 for services rendered in all capacities to us for the years ended December 31, 2015 and December 31, 2014. These individuals are our named executive officers for 2015.

Name and Principal Position(1)	Year	Salary ($)	Bonus ($)	Option Awards(1) ($)	All Other Compensation ($)	Total ($)
Roelof Rongen Chief Executive Officer	2015	300,000	132,000	101,638	—	533,638
	2014	300,000	50,000	268,813	—	618,813
Abdel A. Fawzy Executive Vice President, Supply Chain Development	2015	250,000	60,000	33,879	—	343,879
	2014	250,000	25,000	268,813	—	543,813
Jerome D. Jabbour, President	2015	293,000	90,750	59,289	—	443,039
	2014	275,000	30,000	268,813	—	573,813

(1)	Amounts reflect the grant date fair value of option awards granted in 2015 and 2014 in accordance with Accounting Standards Codification Topic 718. These amounts do not correspond to the actual value that will be recognized by the named executive officers.

Employment Agreements with Our Named Executive Officers

On July 30, 2013, we entered into an employment agreement with Mr. Rongen for a period of three years. Under the terms of Mr. Rongen’s employment agreement, he received a signing bonus of $150,000 and will receive a base salary of $300,000 per year. In addition, Mr. Rongen will also be eligible to receive an annual bonus, which is targeted at 40% of his base salary but which may be adjusted by our Compensation Committee based on his individual performance and our performance as a whole. Mr. Rongen may also be eligible to receive option grants at the discretion of our Compensation Committee. In October 2013, Mr. Rongen received a grant of 350,000 options at an exercise price of $0.94 per share. The options vest in equal monthly installments over three years from August 1, 2013. If we terminate Mr. Rongen’s employment without cause or Mr. Rongen resigns with good reason, we are required to pay him a severance of up to twelve months of his base salary plus benefits. In addition, the vesting of his outstanding options will be accelerated by six months upon such termination. If we terminate Mr. Rongen’s employment without cause during the 24 month period immediately following a change of control or Mr. Rongen resigns with good reason during the 24 month period immediately following a change of control, we are required to pay him a severance of up to eighteen months of his base salary and his target annual bonus plus benefits. In addition, his outstanding options would vest in full upon such termination. Mr. Rongen’s employment agreement provides for an increase in base salary of $50,000 annually, upon a future closing of an additional round of financing of at least $15 million and the initiation of the first Phase III study of MAT9001. Mr. Rongen will also be subject to a customary non-disclosure agreement, pursuant to which Mr. Rongen has agreed to be subject to a non-compete during the term of his employment and for a period of eighteen months following termination of his employment. As part of our cost reduction measures, we have entered into a letter agreement with Mr. Rongen effective as of April 1, 2016 that provides for, among other things, a 10% reduction in base salary through December 31, 2016 and a requirement that the executive contribute 20% of the applicable premium cost for healthcare coverage under the Company’s group health plan. The letter agreement also provides that for purposes of calculating any severance payments, the base salary will be the base salary prior to such temporary reduction and therefore the temporary reduction in base salary will not impact the amounts that would be paid to the executive if his employment was terminated.

On July 30, 2013, we entered into an employment agreement with Dr. Fawzy for a period of three years. Under the terms of Dr. Fawzy’s employment agreement, he received a signing bonus of $125,000 and he will receive a base salary of $250,000 per year. In addition, Dr. Fawzy will also be eligible to receive an annual bonus, which is targeted at 30% of his base salary but which may be adjusted by our Compensation Committee based on his individual performance and our performance as a whole. Dr. Fawzy will also be eligible to receive option grants at the discretion of our Compensation Committee. In October 2013, Dr. Fawzy received a grant of 350,000 options at an exercise price of $0.94 per share. The options vest in equal monthly installments over three years from August 1, 2013. If we terminate Dr. Fawzy’s employment without cause or Dr. Fawzy resigns with good reason, we are required to pay him a severance of up to nine months of his base salary plus benefits. In addition, the vesting of his outstanding options will be accelerated by six months upon such termination. If we terminate Dr. Fawzy’s employment without cause during the 24 month period immediately following a change of control or Dr. Fawzy resigns with good reason during the 24 month period immediately following a change of control, we are required to pay him a severance of up to eighteen months of his base salary and his target annual bonus plus benefits. In addition, his outstanding options would vest in full upon such termination. Dr. Fawzy’s employment agreement provides for an increase in base salary of $50,000 annually, upon a future closing of an additional round of financing of at least $15 million and the initiation of the first Phase III study of MAT9001. Dr. Fawzy will also be subject to a customary non-disclosure agreement, pursuant to which Dr. Fawzy has agreed to be subject to a non-compete during the term of his employment and for a period of eighteen months following termination of his employment. As part of our cost reduction measures, we have entered into a letter agreement with Dr. Fawzy effective as of April 1, 2016 that provides for, among other things, a 10% reduction in base salary through December 31, 2016 and a requirement that the executive contribute 20% of the applicable premium cost for healthcare coverage under the Company’s group health plan. The letter agreement also provides that for purposes of calculating any severance payments, the base salary will be the base salary prior to such temporary reduction and therefore the temporary reduction in base salary will not impact the amounts that would be paid to the executive if his employment was terminated.

On September 3, 2013, we entered into an employment agreement with Mr. Jabbour for a period of three years, which was effective as of October 4, 2013. Under the terms of Mr. Jabbour’s employment agreement, Mr. Jabbour received a signing bonus of $75,000 and will receive a base salary of $275,000 per year. In addition, Mr. Jabbour will also be eligible to receive an annual bonus, which is targeted at 30% of his base salary but which may be adjusted by our Compensation Committee based on his individual performance and our performance as a whole. Mr. Jabbour will also be eligible to receive option grants at the discretion of our Compensation Committee. On October 4, 2013, Mr. Jabbour received a grant of 200,000 options at an exercise of $0.94 per share. The options will vest in equal monthly installments over three years from the date of grant. Mr. Jabbour also received a grant of 150,000 at an exercise price of $0.94 per share, which vests in equal monthly installments over three years beginning on August 1, 2013. If we terminate Mr. Jabbour’s employment without cause or Mr. Jabbour resigns with good reason, we are required to pay him a severance of up to nine months of his base salary plus benefits. In addition, the vesting of his outstanding options will be accelerated by six months upon such termination. If we terminate Mr. Jabbour’s employment without cause during the 24 month period immediately following a change of control or Mr. Jabbour resigns with good reason during the 24 month period immediately following a change of control, we are required to pay him a severance of up to eighteen months of his base salary and his target annual bonus plus benefits. In addition, his outstanding options would vest in full upon such termination. Mr. Jabbour’s employment agreement provides for an increase in base salary of $50,000 annually, upon the closing of an additional round of financing of at least $15 million and the initiation of the first Phase III study of MAT9001. Mr. Jabbour will also be subject to a customary non-disclosure agreement, pursuant to which Mr. Jabbour has agreed to be subject to a non-compete during the term of his employment and for a period of eighteen months following termination of his employment. As part of our cost reduction measures, we have entered into a letter agreement with Mr. Jabbour effective as of April 1, 2016 that provides for, among other things, a 10% reduction in base salary through December 31, 2016 and a requirement that the executive contribute 20% of the applicable premium cost for healthcare coverage under the Company’s group health plan. The letter agreement also provides that for purposes of calculating any severance payments, the base salary will be the base salary prior to such temporary reduction and therefore the temporary reduction in base salary will not impact the amounts that would be paid to the executive if his employment was terminated.

Outstanding Equity Awards at Fiscal Year-End Table – 2015

The following table summarizes, for each of the named executive officers, the number of shares of common stock underlying outstanding stock options held as of December 31, 2015.

	Option Awards
Name	Number of securities underlying unexercised options (#) exercisable	Number of securities underlying unexercised options (#) unexercisable	Option exercise price ($)	Option expiration date
Roelof Rongen	100,008	199,992	$0.41	Jan. 27,2025
	262,521	87,479	$1.28	July 20, 2024
	281,967	68,033	$0.94	October 2,2023

Abdel A. Fawzy	33,336	66,664	$0.41	Jan. 27, 2025
	262,521	87,479	$1.28	July 20, 2024
	281,967	68,056	$0.94	October 2,2023

Jerome D. Jabbour	58,338	116,662	$0.41	Jan. 27, 2025
	262,521	87,479	$1.28	July 20, 2024
	270,855	79,145	$0.94	October 3, 2023

2013 Equity Compensation Plan

General

On August 2, 2013, our Board of Directors adopted the 2013 Equity Compensation Plan pursuant to the terms described herein. The 2013 Equity Compensation Plan was approved by the stockholders on August 7, 2013. Effective May 8, 2014, upon the approval of our Board of Directors and our stockholders, we amended and restated our 2013 Equity Compensation Plan, primarily to include “evergreen” provisions, which state provide that number of shares of common stock available for issuance under the Plan is subject to an automatic annual increase on January 1 of each year beginning in 2015 equal to 4% of the number of shares of common stock outstanding on December 31 of the preceding calendar year or a lesser number of shares of common stock determined by the Board of Directors; to amend the definition of “fair market value”; and to increase the limits on awards under the Plan. The 2013 Equity Compensation Plan, as amended and restated, is referred to herein as the “2013 Plan.”

The general purpose of the 2013 Plan is to provide an incentive to our employees, directors, consultants and advisors by enabling them to share in the future growth of our business. Our Board of Directors believes that the granting of stock options, restricted stock awards, unrestricted stock awards and similar kinds of equity-based compensation promotes continuity of management and increases incentive and personal interest in the welfare of our Company by those who are primarily responsible for shaping and carrying out our long range plans and securing our growth and financial success.

Our Board of Directors believes that the 2013 Plan will advance our interests by enhancing our ability to (a) attract and retain employees, consultants, directors and advisors who are in a position to make significant contributions to our success; (b) reward our employees, consultants, directors and advisors for these contributions; and (c) encourage employees, consultants, directors and advisors to take into account our long-term interests through ownership of our shares.

Description of the 2013 Equity Compensation Plan

The following description of the principal terms of the 2013 Plan is a summary and is qualified in its entirety by the full text of the 2013 Plan, which is attached as Exhibit 10.6 hereto.

Administration.  The 2013 Plan will be administered by the Compensation Committee of our Board of Directors, provided that the entire Board of Directors may act in lieu of the Compensation Committee on any matter, subject to certain requirements set forth in the 2013 Plan. The Compensation Committee may grant options to purchase shares of our common stock, stock appreciation rights, stock units, restricted shares of our common stock, performance shares, performance units, incentive bonus awards, other cash-based awards and other stock-based awards. The Compensation Committee also has broad authority to determine the terms and conditions of each option or other kind of award, and adopt, amend and rescind rules and regulations for the administration of the 2013 Plan. Subject to applicable law, the Compensation Committee may authorize one or more reporting persons (as defined in the 2013 Plan) or other officers to make awards (other than awards to reporting persons, or other officers whom the Compensation Committee has specifically authorized to make awards). No awards may be granted under the 2013 Plan on or after the ten year anniversary of the adoption of the 2013 Plan by our Board of Directors, but awards granted prior to such tenth anniversary may extend beyond that date.

Eligibility.  Awards may be granted under the 2013 Plan to any person who is an employee, officer, director, consultant, advisor or other individual service provider of the Company or any subsidiary, or any person who is determined by the Compensation Committee to be a prospective employee, officer, director, consultant, advisor or other individual service provider of the Company or any subsidiary.

Shares Subject to the 2013 Plan.  The current aggregate number of shares of common stock available for issuance in connection with awards granted under the 2013 Plan is 9,541,706 shares, subject to customary adjustments for stock splits, stock dividends or similar transactions (the “Initial Limit”). Incentive Stock Options may be granted under the 2013 Plan with respect to all of those shares. The number of shares of common stock available for issuance under the 2013 Plan will automatically increase on January 1st of each year for a period of ten years, commencing on January 1, 2015, in an amount equal to four percent (4%) of the total number of shares of common stock outstanding on December 31st of the preceding calendar year (the “Annual Increase”). Notwithstanding the foregoing, the Board of Directors may act prior to the first day of any calendar year, to provide that there shall be no increase in the share reserve for such calendar year or that the Annual Increase in the share reserve for such calendar year shall be a lesser number of shares of common stock than would otherwise occur pursuant to the preceding sentence. The number of shares of common stock which may be issued in respect of Incentive Stock Options is equal to the Current Limit, and will be increased on each January 1, by the Annual Increase for such calendar year.

To the extent that any award under the 2013 Plan payable in shares of common stock is forfeited, cancelled, returned to the Company for failure to satisfy vesting requirements or upon the occurrence of other forfeiture events, or otherwise terminates without payment being made thereunder, the shares of common stock covered thereby will be available for future grants under the 2013 Plan. Shares of common stock that otherwise would have been issued upon the exercise of a stock option or in payment with respect to any other form of award, that are surrendered in payment or partial payment of taxes required to be withheld with respect to the exercise of such stock option or the making of such payment, will also be available for future grants under the 2013 Plan.

Terms and Conditions of Options.  Options granted under the 2013 Plan may be either “incentive stock options” that are intended to meet the requirements of Section 422 of the Internal Revenue Code of 1986, as amended (the “Code”) or “nonqualified stock options” that do not meet the requirements of Section 422 of the Code. The Compensation Committee will determine the exercise price of options granted under the 2013 Plan. The exercise price of stock options may not be less than the fair market value, on the date of grant, per share of our common stock issuable upon exercise of the option (or 110% of fair market value in the case of incentive options granted to a ten-percent stockholder).

If on the date of grant the common stock is listed on a stock exchange or national market system, the fair market value shall generally be the closing sale price as of such date, or if there were no trades recorded on such date, then the most recent date preceding such date on which trades were recorded. If on the date of grant the common stock is traded in an over-the-counter market, the fair market will generally be the average of the closing bid and asked prices for the shares of common stock as of such date, or, if there are no closing bid and asked prices for the shares of common stock on such date, then the average of the bid and asked prices for the shares of common stock on the most recent date preceding such date on which such closing bid and asked prices are available. If the common stock is not listed on a national securities exchange or national market system or traded in an over-the-counter market, the fair market value shall be determined by the Compensation Committee in a manner consistent with Section 409A of the Internal Revenue Code of 1986, as amended. Notwithstanding the foregoing, if on the date of grant the common stock is listed on a stock exchange or is quoted on a national market system, or is traded in an over-the-counter market, then solely for purposes of determining the exercise price of any grant of a stock option or the base price of any grant of a stock appreciation right, the Compensation Committee may, in its discretion, base fair market value on the last sale before or the first sale after the grant, the closing price on the trading day before or the trading day of the grant, the arithmetic mean of the high and low prices on the trading day before or the trading day of the grant, or any other reasonable method using actual transactions of the common stock as reported by the exchange or market on which the common stock is traded. In addition, the determination of fair market value also may be made using any other method permitted under Treasury Regulation section 1.409A-1(b)(5)(iv).

No option may be exercisable for more than ten years from the date of grant (five years in the case of an incentive stock option granted to a ten-percent stockholder). Options granted under the 2013 Plan will be exercisable at such time or times as the Compensation Committee prescribes at the time of grant. No employee may receive incentive stock options that first become exercisable in any calendar year in an amount exceeding $100,000. The Compensation Committee may, in its discretion, permit a holder of a nonqualified stock option to exercise the option before it has otherwise become exercisable, in which case the shares of our common stock issued to the recipient will continue to be subject to the vesting requirements that applied to the option before exercise.

Generally, the option price may be paid in cash or by bank check, or such other means as the Compensation Committee may accept. As set forth in an award agreement or otherwise determined by the Compensation Committee, in its sole discretion, at or after grant, payment in full or part of the exercise price of an option may be made (a) in the form of shares of common stock that have been held by the participant for such period as the Compensation Committee may deem appropriate for accounting purposes or otherwise, valued at the fair market value of such shares on the date of exercise; (ii) by surrendering to the Company shares of common stock otherwise receivable on exercise of the option; (iii) by a cashless exercise program implemented by the Compensation Committee in connection with the 2013 Plan; and/or (iv) by such other method as may be approved by the Compensation Committee and set forth in an award agreement.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient’s lifetime an option may be exercised only by the recipient or the recipient’s guardian or legal representative. However, the Compensation Committee may permit the transfer of a nonqualified stock option, share-settled stock appreciation right, restricted stock award, performance share or share-settled other stock-based award either (a) by instrument to the participant’s immediate family (as defined in the 2013 Plan), (b) by instrument to an inter vivos or testamentary trust (or other entity) in which the award is to be passed to the participant’s designated beneficiaries, or (c) by gift to charitable institutions. The Compensation Committee will determine the extent to which a holder of a stock option may exercise the option following termination of service.

Stock Appreciation Rights. The Compensation Committee may grant stock appreciation rights independent of or in connection with an option. The Compensation Committee will determine the terms applicable to stock appreciation rights. The base price of a stock appreciation right will be determined by the Compensation Committee, but will not be less than 100% of the fair market value of a share of our common stock with respect to the date of grant of such stock appreciation right. The maximum term of any SAR granted under the 2013 Plan is ten years from the date of grant. Generally, each SAR stock appreciation right will entitle a participant upon exercise to an amount equal to:

•	the excess of the fair market value of a share of common stock on the date of exercise of the stock appreciation right over the base price of such stock appreciation right, multiplied by
•	the number of shares as to which such stock appreciation right is exercised.

Payment may be made in shares of our common stock, in cash, or partly in common stock and partly in cash, all as determined by the Compensation Committee.

Restricted Stock and Stock Units.  The Compensation Committee may award restricted common stock and/or stock units under the 2013 Plan. Restricted stock awards consist of shares of stock that are transferred to a participant subject to restrictions that may result in forfeiture if specified conditions are not satisfied. Stock units confer the right to receive shares of our common stock, cash, or a combination of shares and cash, at a future date upon or following the attainment of certain conditions specified by the Compensation Committee. The Compensation Committee will determine the restrictions and conditions applicable to each award of restricted stock or stock units, which may include performance-based conditions. Dividends with respect to restricted stock may be paid to the holder of the shares as and when dividends are paid to stockholders or at the times of vesting or other payment of the restricted stock award. Stock unit awards may be granted with dividend equivalent rights, which may be accumulated and may be deemed reinvested in additional stock units, as determined by the Compensation Committee in its discretion. If any dividend equivalents are paid while a stock unit award is subject to restrictions, the dividend equivalents shall be subject to the same restrictions on transferability as the underlying stock units, unless otherwise set forth in an award agreement. Unless the Compensation Committee determines otherwise, holders of restricted stock will have the right to vote the shares.

Performance Shares and Performance Units.  The Compensation Committee may award performance shares and/or performance units under the 2013 Plan. Performance shares and performance units are awards which are earned during a specified performance period subject to the attainment of performance criteria, as established by the Compensation Committee. The Compensation Committee will determine the restrictions and conditions applicable to each award of performance shares and performance units.

Incentive Bonus Awards.  The Compensation Committee may award Incentive Bonus Awards under the 2013 Plan. Incentive Bonus Awards may be based upon the attainment of specified levels of Company or subsidiary performance as measured by pre-established, objective performance criteria determined at the discretion of the Compensation Committee. Incentive Bonus Awards will be paid in cash or common stock, as set forth in an award agreement

Other Stock-Based and Cash-Based Awards.  The Compensation Committee may award other types of equity-based or cash-based awards under the 2013 Plan, including the grant or offer for sale of unrestricted shares of our common stock and payment in cash or otherwise of amounts based on the value of shares of common stock.

Section 162(m) Compliance.   If stock or cash-based awards are intended to satisfy the conditions for deductibility under Section 162(m) of the Code as “performance-based compensation,” the performance criteria will be selected from among the following, which may be applied to our Company as a whole, any subsidiary or any division or operating unit thereof: (a) pre-tax income; (b) after-tax income; (c) net income; (d) operating income or profit; (e) cash flow, free cash flow, cash flow return on investment, net cash provided by operations, or cash flow in excess of cost of capital; (f) earnings per share; (g) return on equity; (h) return on sales or revenues; (i) return on invested capital or assets; (j) cash, funds or earnings available for distribution; (k) appreciation in the fair market value of the common stock; (l) operating expenses; (m) implementation or completion of critical projects or processes; (n) return on investment; (o) total return to stockholders; (p) dividends paid; (q) net earnings growth; (r) related return ratios; (s) increase in revenues; (t) the Company’s published ranking against its peer group of pharmaceutical companies based on total stockholder return; (u) net earnings; (v) changes (or the absence of changes) in the per share or aggregate market price of the common stock; (w) number of securities sold; (x) earnings before or after any one or more of the following items: interest, taxes, depreciation or amortization, as reflected in the Company’s financial reports for the applicable period; (y) total revenue growth; (z) economic value created; (aa) operating margin or profit margin; (bb) share price or total shareholder return; (cc) cost targets, reductions and savings, productivity and efficiencies; (dd) strategic business criteria, consisting of one or more objectives based on meeting objectively determinable criteria: specified market penetration, geographic business expansion, progress with research and development activities, investor satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures and similar transactions, and budget comparisons; (ee) objectively determinable personal or professional objectives, including any of the following performance goals: the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, formation of joint ventures, research or development collaborations, and the completion of other corporate transactions, and (ff) any combination of, or a specified increase or improvement in, any of the foregoing.

At the end of the performance period established in connection with any award, the Compensation Committee will determine the extent to which the performance goal or goals established for such award have been attained, and shall determine, on that basis, the number of performance shares or performance units included in such award that have been earned and as to which payment will be made. The Compensation Committee will certify in writing the extent to which it has determined that the performance goal or goals established by it for such award have been attained.

With respect to awards intended to be performance-based compensation under Section 162(m) of the Code, no participant of the 2013 Plan may receive in any one fiscal year (a) options or stock appreciation rights relating to more than 2,500,000 shares of our common stock, and (b) stock units, restricted shares, performance shares, performance units or other stock-based awards that are denominated in shares of common stock relating to more than 2,500,000 shares of our common stock in the aggregate. The maximum dollar value payable to any participant for a fiscal year of the Company with respect to any awards under the 2013 Plan payable in cash is $2,500,000.

Effect of Certain Corporate Transactions.  The Compensation Committee may, at the time of the grant of an award, provide for the effect of a change in control (as defined in the 2013 Plan) on any award, including (i) accelerating or extending the time periods for exercising, vesting in, or realizing gain from any award, (ii) eliminating or modifying the performance or other conditions of an award, (iii) providing for the cash settlement of an award for an equivalent cash value, as determined by the Compensation Committee, or (iv) such other modification or adjustment to an award as the Compensation Committee deems appropriate to maintain and protect the rights and interests of participants upon or following a change in control. The Compensation Committee may, in its discretion and without the need for the consent of any recipient of an award, also take one or more of the following actions contingent upon the occurrence of a change in control: (a) cause any or all outstanding options and stock appreciation rights to become immediately exercisable, in whole or in part; (b) cause any other awards to become non-forfeitable, in whole or in part; (c) cancel any option or stock appreciation right in exchange for a substitute option; (d) cancel any award of restricted stock, stock units, performance shares or performance units in exchange for a similar award of the capital stock of any successor corporation; (e) redeem any restricted stock, stock unit, performance share or performance unit for cash and/or other substitute consideration with a value equal to the fair market value of an unrestricted share of our common stock on the date of the change in control; (f) cancel any option or stock appreciation right in exchange for cash and/or other substitute consideration based on the value of our common stock on the date of the change in control, and cancel any option or stock appreciation right without any payment if its exercise price exceeds the value of our common stock on the date of the change in control; (g) cancel any stock unit or performance unit held by a participant affected by the change in control in exchange for cash and/or other substitute consideration with a value equal to the fair market value per share of common stock on the date of the change in control, or (h) make such other modifications, adjustments or amendments to outstanding awards as the Compensation Committee deems necessary or appropriate.

Amendment, Termination.  The Compensation Committee may amend the terms of awards in any manner not inconsistent with the 2013 Plan, provided that no amendment shall adversely affect the rights of a participant with respect to an outstanding award without the participant’s consent. In addition, our board of directors may at any time amend, suspend, or terminate the 2013 Plan, provided that (i) no such amendment, suspension or termination shall materially and adversely affect the rights of any participant under any outstanding award without the consent of such participant and (ii) to the extent necessary and desirable to comply with any applicable law, regulation, or stock exchange rule, the 2013 Plan requires us to obtain stockholder consent. Stockholder approval is required for any plan amendment that increases the number of shares of common stock available for issuance under the 2013 Plan or changes the persons or classes of persons eligible to receive awards.

Tax Withholding

The Company has the power and right to deduct or withhold, or require a participant to remit to the Company, the minimum statutory amount to satisfy federal, state, and local taxes, domestic or foreign, required by law or regulations to be withheld.

Director Compensation

In October 2013, we adopted a compensation policy pursuant to which our non-employee directors receive annualized compensation of $20,000 per year, with an additional $10,000 per year for the Chairman of the Board and the Chair of the Audit Committee, as well as an additional $5,000 per year for the Chairs of the Compensation and Nomination & Governance Committees. In addition, our independent board members will receive an option grant of 150,000 options, with the exception of the Chairman of the Board, who will be granted 200,000 options. In August 2014, we revised our compensation policy to provide that directors will receive restricted stock in lieu of cash fees.

Director Compensation Table – 2015

The following table summarizes the annual compensation for our non-employee directors during 2015.

Name	Stock Awards ($)(1)	Option Awards ($)(1)	Total ($)
Herbert Conrad	72,500	16,940	88,940
Stefano Ferrari	45,000	16,940	61,940
James S. Scibetta	50,000	16,940	66,940
Adam Stern	35,000	16,940	51,940

(1)	Amounts reflect the grant date fair value of stock awards and option awards granted in 2015 in accordance with Accounting Standards Codification Topic 718. These amounts do not correspond to the actual value that will be recognized by the directors.

On March 7, 2016, non-employee directors were awarded stock awards as compensation for 2016 in the same dollar amount as 2015 (see table above). These stock awards vest on a quarterly basis based on service during 2016.

Equity Compensation Plan Information

The following table provides information with respect to our compensation plans under which equity compensation was authorized as of December 31, 2015.

Plan category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column a) (c)(2)
Equity compensation plans approved by security holders(1)	7,474,434	$0.93	2,067,272
Equity compensation plans not approved by security holders	500,000	$0.94	—
Total	7,974,434	$0.93	2,067,272

(1)	The amounts shown in this row include securities under the Matinas BioPharma Holdings, Inc. Amended and Restated 2013 Equity Incentive Plan (the “2013 Plan”).
(2)	In accordance with the “evergreen” provision in our 2013 Plan, an additional 2,287,206 shares were automatically made available for issuance on the first trading day of 2016, which represents 4% of the number of shares outstanding on December 31, 2015; these shares are excluded from this calculation.

Security Ownership of Certain Beneficial Owners and Management

The following table sets forth the number of shares of common stock beneficially owned as of September 6, 2016 by:

•	each of our stockholders who is known by us to beneficially own 5% or more of our common stock;
•	each of our executive officers;
•	each of our directors; and
•	all of our directors and current executive officers as a group.

Beneficial ownership is determined based on the rules and regulations of the Commission. A person has beneficial ownership of shares if such individual has the power to vote and/or dispose of shares. This power may be sole or shared and direct or indirect. Applicable percentage ownership in the following table is based on 57,593,414 shares outstanding as of September 6, 2016. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock that are subject to options or warrants held by that person and exercisable as of, or within 60 days of, September 6, 2016. These shares, however, are not counted as outstanding for the purposes of computing the percentage ownership of any other person(s). Except as may be indicated in the footnotes to this table and pursuant to applicable community property laws, each person named in the table has sole voting and dispositive power with respect to the shares of common stock set forth opposite that person’s name. Unless indicated below, the address of each individual listed below is c/o Matinas BioPharma Holdings, Inc., 1545 Route 206 South, Suite 302, Bedminster, NJ 07921.

Name of Beneficial Owner	Number of Shares Beneficially Owned	Percentage of Shares Beneficially Owned
5% Stockholders
Jennifer Lorenzo(1)	14,671,760	22.0%
Laurence G. Allen(2)	4,811,250	8.0%
Directors and Executive Officers
Roelof Rongen(3)	4,511,578	7.7%
Herbert Conrad(4)	4,529,370	7.5%
Stefano Ferrari(5)	1,219,013	2.1%
James Scibetta(6)	772,239	1.3%
Adam Stern(7)	8,115,524	12.9%
Abdel A. Fawzy, Ph.D.(8)	2,506,360	4.3%
Gary Gaglione(9)	274,463	*
Jerome Jabbour(10)	1,653,890	2.8%
Douglas King(11)	280,016	*
Raphael Mannino(12)	1,705,390	2.8%
Directors and Executive Officers as a group (10 persons)(13)	27,706,205	39.0%

*	Less than 1%
(1)	Includes 75,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 owned by Ms. Lorenzo. Also includes the following securities owned by GJG Life Sciences LLC, which are deemed beneficially-owned by Ms. Lorenzo: (i) 5,681,880 shares of common stock, (ii) 4,964,880 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and (iii) 3,950,000 shares of common stock issuable upon conversion of Series A Preferred Stock that are convertible within sixty days of September 6, 2016.
(2)	Includes (i) 100,000 shares of common stock and 50,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and registered in the name of Mr. Allen’s individual retirement account, (ii) 50,000 shares of common stock and 25,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by ACP Partners, LP, which is beneficially-owned by Mr. Allen, (iii) 2,000,000 shares of common stock, 1,500,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and 300,000 shares of common stock issuable upon conversion of Series A Preferred Stock that are convertible within sixty days of September 6, 2016 and are owned by ACP X, LP, which is beneficially-owned by Mr. Allen, (iv) 86,250 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by NYPPEX, LLC, which is beneficially owned by Mr. Allen, and (v) 400,000 shares of common stock and 300,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by LGA Investments Family Limited Partnership, which is beneficially owned by Mr. Allen.
(3)	Includes (i) 50,000 shares of common stock issuable upon exercise of outstanding Warrants that ate exercisable within sixty days of September 6, 2016 and (ii) includes 977,162 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016. Does not include 397,839 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(4)	Includes (i) 1,875,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016, (ii) 569,349 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016 and (iii) 200,000 shares of common stock issuable upon conversion of Series A Preferred Stock that are convertible within sixty days of September 6, 2016. Does not include 40,651 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(5)	Includes (i) 351,563 shares of common stock and 250,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by 1010 Holdings LLC, which is beneficially owned by Mr. Ferrari and (ii) 439,409 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016. Does not include 43,091 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(6)	Includes (i) 100,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and (ii) includes 376,626 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016. Does not include 45,874 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(7)	Includes (i) 4,419,168 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016, (ii) 371,487 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016, (iii) 200,000 shares of common stock issuable upon conversion of Series A Preferred Stock that are convertible within sixty days of September 6, 2016; (iv) 200,000 shares of common stock and 100,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by Pavilion Capital Partners, LLC, which is wholly-owned by Mr. Stern, (v) 200,000 shares of common stock and 100,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by Piper Ventures Partners, LLC, which is wholly-owned by Mr. Stern, (vi) 250,000 shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and are owned by SternAegis Advisers LLC, which is wholly-owned by Mr. Stern, (vii) 1,000,000 shares held by AKS Family Foundation and (viii) 600,000 shares of common stock held by AKS Family Partners. Does not include 51,013 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(8)	Includes 786,174 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016. Does not include 113,826 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(9)	Includes (i) 20,000 Shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and (ii) includes 187,793 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016. Does not include 92,207 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.

(10)	Includes 894,516 shares of common stock issuable upon exercise of options that are exercisable within 60 days of September 6, 2016. Does not include 330,484 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(11)	Includes (i) 40,000 Shares of common stock issuable upon exercise of outstanding Warrants that are exercisable within sixty days of September 6, 2016 and (ii) includes 200,016 shares of common stock issuable upon exercise of options that are exercisable within sixty days of September 6, 2016. Does not include 249,984 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(12)	Includes 285,825 shares of common stock issuable upon exercise of options that are exercisable within 60 days of September 6, 2016. Does not include 124,175 shares of common stock underlying options that are not exercisable within sixty days of September 6, 2016.
(13)	See notes (3) through (12).

Controls and Procedures

Evaluation of Disclosure Controls and Procedures.

As of September 30, 2016, we evaluated, with the participation of our principal executive officer and principal financial officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)). Based on that evaluation, our principal executive officer and principal financial officer concluded that our disclosure controls and procedures are effective at the reasonable assurance level as of September 30, 2016. Our disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure. In designing and evaluating our disclosure controls and procedures, management recognized that disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, but not absolute, assurance that the objectives of the disclosure controls and procedures are met. The design of any disclosure control and procedure also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Changes in internal control over financial reporting.

There were no changes in our internal control over financial reporting during the three months ended September 30, 2016 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Corporate Governance

Corporate Governance Matters

Board of Director Composition

Our board of directors currently consists of five members. We have no formal policy regarding board diversity. Our priority in selection of board members is identification of members who will further the interests of our stockholders through his or her established record of professional accomplishment, the ability to contribute positively to the collaborative culture among board members, knowledge of our business and understanding of the competitive landscape.

Board of Director Meetings

Our Board met five times in 2015. Each of the directors attended at least 75% of the aggregate of (i) the total number of meetings of our Board (held during the period for which such directors served on the Board) and (ii) the total number of meetings of all committees of our Board on which the director served (during the periods for which the director served on such committee or committees). The Company does not have a formal policy requiring members of the Board to attend our annual meetings. Two of the then current directors attended the 2015 Annual Meeting of Stockholders.

Director Independence

Our common stock is traded on the OTCQB and we are not subject to exchange listing requirements with respect to “independent” directors or composition of board committees. However we have chosen to use the definition of “independent director” in The NYSE MKT listing rules to evaluate whether our directors are independent.

Our board of directors undertook a review of its composition, the composition of its committees and the independence of each director. Based on information requested from and provided by each of our directors, our board of directors has determined that Messrs. Herbert Conrad, Stefano Ferrari and James Scibetta are “independent directors” as such term is defined in the rules of The NYSE MKT’s corporate governance requirements and Rule 10A-3 promulgated under the Securities Exchange Act of 1934, as amended.

There are no family relationships among any of our directors or executive officers.

Board Committees

Our board of directors has three standing committees — an Audit Committee, a Compensation Committee and a Nominating and Corporate Governance Committee.

Audit Committee. The Audit Committee oversees and monitors our financial reporting process and internal control system, review and evaluate the audit performed by our registered independent public accountants and report to the Board any substantive issues found during the audit. The Audit Committee is directly responsible for the appointment, compensation and oversight of the work of our registered independent public accountants. The Audit Committee reviews and approves all transactions with affiliated parties. The Board adopted a written charter for the Audit Committee, which is available on our website. James Scibetta, Herbert Conrad and Stefano Ferrari serve as members of the Audit Committee with James Scibetta, serving as its chairman. All of the members of the Audit Committee have been determined to be financially literate and are considered independent directors as defined under The NYSE MKT’S listing standards and applicable SEC rules and regulations. Mr. Scibetta qualifies as an audit committee “financial expert” as that term is defined by Commission regulations. The Audit Committee met five times during 2015. Our Board has adopted an Audit Committee Charter, which is available for viewing at www.matinasbiopharma.com.

Compensation Committee.  The Compensation Committee provides advice and makes recommendations to the Board in the areas of employee salaries, benefit programs and director compensation. The Compensation Committee also reviews the compensation of our President and Chief Executive Officer and makes recommendations in that regard to the Board as a whole. The Board adopted a written charter for the Compensation Committee, which is available on our website. Stefano Ferrari, Herbert Conrad, and James

Scibetta serve as members of the Compensation Committee, with Stefano Ferrari serving as its chairman. All of the members of the Compensation Committee are considered independent directors as defined under The NYSE MKT’s Nasdaq’s listing standards. The Compensation Committee met six times during 2015. Our Board has adopted a Compensation Committee Charter, which is available for viewing at www.matinasbiopharma.com.

Nominating and Corporate Governance Committee.  The Nominating and Corporate Governance Committee nominates individuals to be elected to the full Board by our stockholders. The Nominating and Corporate Governance Committee considers recommendations from stockholders if submitted in a timely manner in accordance with the procedures set forth in our Bylaws and applies the same criteria to all persons being considered. The Board adopted a written charter for the Nominating and Corporate Governance Committee, which is available on our website. Herbert Conrad, Stefano Ferrari and James Scibetta serve as members of the Nominating and Corporate Governance Committee, with Herbert Conrad serving as its chairman. All of the members of the Nominating and Corporate Governance Committee are considered independent directors as defined under The NYSE MKT’s listing standards. The Nominating and Corporate Governance Committee met four times during 2015. Our Board has adopted a Nominating and Corporate Governance Charter, which is available for viewing at www.matinasbiopharma.com.

Stockholder nominations for directorships

Stockholders may recommend individuals to the Nominating and Corporate Governance Committee for consideration as potential director candidates by submitting their names and background to the Secretary of the Company at the address set forth below under “Stockholder Communications.” All such recommendations will be forwarded to the Nominating and Corporate Governance Committee, which will review and only consider such recommendations if appropriate biographical and other information is provided, as described below, on a timely basis. All security holder recommendations for director candidates must be received by the Company in the timeframe(s) set forth under the heading “Stockholder Proposals” below.

•	the name and address of record of the security holder;
•	a representation that the security holder is a record holder of the Company’s securities, or if the security holder is not a record holder, evidence of ownership in accordance with Rule 14a-8(b)(2) of the Securities Exchange Act of 1934;
•	the name, age, business and residential address, educational background, current principal occupation or employment, and principal occupation or employment for the preceding five (5) full fiscal years of the proposed director candidate;
•	a description of the qualifications and background of the proposed director candidate and a representation that the proposed director candidate meets applicable independence requirements;
•	a description of any arrangements or understandings between the security holder and the proposed director candidate; and
•	the consent of the proposed director candidate to be named in the proxy statement relating to the Company’s annual meeting of stockholders and to serve as a director if elected at such annual meeting.

Assuming that appropriate information is provided for candidates recommended by stockholders, the Nominating and Corporate Governance Committee will evaluate those candidates by following substantially the same process, and applying substantially the same criteria, as for candidates submitted by members of the Board or other persons, as described above and as set forth in its written charter.

Board Leadership Structure and Role in Risk Oversight

The positions of our chairman of the board and chief executive officer are separated. Separating these positions allows our chief executive officer to focus on our day-to-day business, while allowing the chairman of the board to lead the board of directors in its fundamental role of providing advice to and independent oversight of management. Our board of directors recognizes the time, effort and energy that the chief executive officer must devote to his position in the current business environment, as well as the commitment required to serve as our chairman, particularly as the board of directors’ oversight responsibilities continue to grow. Our board of directors also believes that this structure ensures a greater role for the independent directors in the oversight of our company and active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of our board of directors. Our board of directors believes its administration of its risk oversight function has not affected its leadership structure.

Although our bylaws do not require our chairman and chief executive officer positions to be separate, our board of directors believes that having separate positions is the appropriate leadership structure for us at this time and demonstrates our commitment to good corporate governance.

Risk is inherent with every business, and how well a business manages risk can ultimately determine its success. Our board of directors is actively involved in oversight of risks that could affect us. This oversight is conducted primarily by our full board of directors, which has responsibility for general oversight of risks, and our standing board committees.

Our board of directors satisfies this responsibility through full reports by each committee chair regarding the committee’s considerations and actions, as well as through regular reports directly from officers responsible for oversight of particular risks within our company. Our board of directors believes that full and open communication between management and the board of directors is essential for effective risk management and oversight.

Stockholder Communications

The Board will give appropriate attention to written communications that are submitted by stockholders, and will respond if and as appropriate. Absent unusual circumstances or as contemplated by committee charters, and subject to advice from legal counsel, the Secretary of the Company is primarily responsible for monitoring communications from stockholders and for providing copies or summaries of such communications to the Board as he considers appropriate.

Communications from stockholders will be forwarded to all directors if they relate to important substantive matters or if they include suggestions or comments that the Secretary considers to be important for the Board to know. Communication relating to corporate governance and corporate strategy are more likely to be forwarded to the Board than communications regarding personal grievances, ordinary business matters, and matters as to which the Company tends to receive repetitive or duplicative communications.

Stockholders who wish to send communications to the Board should address such communications to: The Board of Directors, Matinas BioPharma Holdings, Inc., 1545 Route 206 South, Suite 302, Bedminster, NJ 07921, Attention: Secretary.

Code of Business Conduct and Ethics

We have adopted a written code of business conduct and ethics that applies to our directors, officers and employees, including our principal executive officer, principal financial and accounting officer, or persons performing similar functions. A copy of the code is posted on the corporate governance section of our website, which is located at www.matinasbiopharma.com. If we make any substantive amendments to, or grant waivers from, the code of business conduct and ethics for any officer or director, we will disclose the nature of such amendment or waiver on our website.

Certain Relationships and Related Transactions

Other than compensation arrangements for our named executive officers and directors, we describe below each transaction or series of similar transactions, since January 1, 2014, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and
•	any of our directors, executive officers or holders of more than 5% of our capital stock, or any member of the immediate family of the foregoing persons, had or will have a direct or indirect material interest.

Consulting Agreement

We also entered into a consulting agreement with the Placement Agent in July 2013. The consulting agreement had a term of 12 months pursuant to which we paid the Placement Agent $20,000 per month. Under the terms of the consulting agreement, the Placement Agent agreed to provide customary financial advisory services as reasonably requested by us, including consulting services for financing and capital markets activity, mergers, acquisitions, joint ventures and licensing agreements. This consulting agreement terminated on July 30, 2014.

2015 Private Placement

In March and April 2015, we completed a private placement, or the 2015 Private Placement, pursuant to which we sold to accredited investors an aggregate of 20,000,000 units at a price of $0.50 per unit, with each unit consisting of: (i) one share of our common stock, and (ii) a five-year warrant to purchase one share of common stock at an exercise price of $0.75 per share (the “2015 Investor Warrants”). The gross proceeds to us from the 2015 Private Placement were $10.0 million. Certain of our officers, directors and holders of more than 5% of our capital stock purchased units in the 2015 Private Placement as set forth below.

Name	Number of Units Purchased	Aggregate Purchase Price Paid
GJG Life Sciences, LLC	3,935,880	$1,967,940
Laurence G. Allen and affiliated entities	1,200,000	600,000
Herbert Conrad	1,000,000	500,000
Adam Stern and affiliated entities	800,000	400,000
James Scibetta	100,000	50,000
Roelof Rongen	50,000	25,000
Douglas Kling	40,000	20,000
Gary Gaglione	20,000	10,000

We entered into a Placement Agency Agreement with Aegis Capital Corp. pursuant to which Aegis acted as our exclusive placement agent for the 2015 Private Placement. Immediately prior to the 2015 Private Placement, the Placement Agent and its affiliates beneficially owned an aggregate of more than 10% of our outstanding equity securities. In addition, Adam Stern, Head of Private Equity Banking at Aegis, is a member of our board of directors. Pursuant to the terms of the Placement Agency Agreement, in connection with the 2015 Private Placement, we paid the Placement Agent an aggregate cash fee of $1,000,000 and non-accountable expense allowance of $300,000 and have issued to the Placement Agent warrants (substantially similar to the 2015 Investor Warrants) to purchase 2,000,000 shares of common stock at $0.50 per share and additional warrants to purchase 2,000,000 shares of common stock at $0.75 per share. In addition, we agreed to engage the Placement Agent as our warrant solicitation agent in the event the 2015 Investor Warrants are called for redemption and shall pay a warrant solicitation fee to the Placement Agent equal to five (5%) percent of the amount of funds solicited by the Placement Agent upon the exercise of the 2015 Investor Warrants following such redemption.

2016 Private Placement

In the third quarter of 2016, we completed a private placement, or the 2016 Private Placement, pursuant to which we sold to accredited investors an aggregate of 1,600,000 shares of Series A Preferred Stock at a purchase price of $5.00 per share, for aggregate gross proceeds to us of $8.0 million. Certain of our officers, directors and holders of more than 5% of our capital stock purchased shares of Series A Preferred Stock in the 2016 Private Placement as set forth below.

Name	Number of Series A Preferred Shares Purchased	Aggregate Purchase Price Paid
GJG Life Sciences, LLC	490,000	$450,000
Laurence G. Allen and affiliated entities	30,000	150,000
Herbert Conrad	20,000	100,000
Adam Stern and affiliated entities	20,000	100,000

We entered into a Placement Agency Agreement with Aegis Capital Corp. pursuant to which Aegis acted as our exclusive placement agent for the 2016 Private Placement. Immediately prior to the 2016 Private Placement, the Placement Agent and its affiliates beneficially owned an aggregate of more than 10% of our outstanding equity securities. In addition, Adam Stern, Head of Private Equity Banking at Aegis, is a member of our board of directors. Pursuant to the terms of the Placement Agency Agreement, in connection with the 2016 Private Placement, we paid the Placement Agent an aggregate cash fee of $800,000 and non-accountable expense allowance of $240,000 and have issued to the Placement Agent warrants to purchase 1,600,000 shares of common stock at $0.50 per share. The warrants provide for a cashless exercise feature and are exercisable for a period of five years from the date of closing. We have also agreed to pay the Placement Agent similar cash and warrant compensation with respect to, and based on, any individual or entity that the Placement Agent solicits interest from in connection with this Offering, excluding our existing stockholders and certain other specified investors, who subsequently invests in us at any time prior to the date that is twelve (12) months following the final Closing of this Offering. In addition, we entered into a three year, non-exclusive finder’s fee agreement with the Placement Agent providing that if the Placement Agent shall introduce us to a third party that consummates certain types of transactions with our Company, such as business combinations, joint ventures and licensing arrangements, then the Placement Agent will be paid a finder’s fee, payable in cash at the closing of such transaction, equal to (a) 5% of the first $1,000,000 of the consideration paid in such transaction; plus (b) 4% of the next $1,000,000 of the consideration paid in such transaction; plus (c) 3% of the next $5,000,000 of the consideration paid in the such transaction; plus (d) 2.5% of any consideration paid in such transaction in excess of $7,000,000. Further, we have granted the Placement Agent, the irrevocable preferential right of first refusal to act as co-manager for any proposed public or private offering of our securities where we utilize a third party placement agent or underwriter, which right of first refusal expires September 12, 2017.

Warrant Agent Agreement

The Company has retained Aegis Capital to act as its Warrant Agent for the Offer to Amend and Exercise pursuant to a Warrant Agent Agreement attached as Exhibit (d)(1) to its Schedule TO (the “Warrant Agent Agreement”). For a discussion of the Warrant Agent Agreement, see Section 20, “Fees and Expenses” in the Offer to Amend and Exercise. Adam K. Stern, Head of Private Equity Banking of Aegis Capital, is a member of our board of directors.

Voting Agreement

In connection with the initial closing of the 2013 Private Placement, the stockholders of Matinas BioPharma, Inc. (“Matinas BioPharma”) prior to the 2013 Merger (as defined below) and the 2013 Private Placement (the “Matinas Stockholders”) and the stockholders of the Company prior to the Merger (the “Company Stockholders”), entered into a Voting Agreement (the “Voting Agreement”). Pursuant to the terms of the Voting Agreement, (i) the Matinas Stockholders have the right to nominate four (4) members to our Board (the “Matinas Stockholders’ Nominees”), (ii) the Company Stockholders will vote in favor of the election and removal of the Matinas Stockholders’ Nominees and (iii) the Company Stockholders shall nominate the Aegis Nominee to our Board and (iv) the Matinas Stockholders shall vote in favor of the election and removal of the Aegis Nominee. The Voting Agreement expired on July 11, 2016.

Vendor Agreement

Since January 1, 2011, we have submitted orders for the purchase of an omega-3 fatty acid concentrate from KD-Pharma Bexbach GmbH, or KD Pharma. For the years ended December 31, 2013, December 31, 2014 and December 31, 2015, these orders totaled $ 22 thousand, $ 258 thousand and $ 46 thousand, respectively. Mr. Ferrari, a member of our board, is the brother of a part owner of the holding company that owns KD Pharma.

Indemnification Agreements

We entered into indemnification agreements with our directors and executive officers. The indemnification agreements provide for indemnification against expenses, judgments, fines and penalties actually and reasonably incurred by an indemnitee in connection with threatened, pending or completed actions, suits or other proceedings, subject to certain limitations. The indemnification agreements also provide for the advancement of expenses in connection with a proceeding prior to a final, nonappealable judgment or other adjudication, provided that the indemnitee provides an undertaking to repay to us any amounts advanced if the indemnitee is ultimately found not to be entitled to indemnification by us. The indemnification agreement set forth procedures for making and responding to a request for indemnification or advancement of expenses, as well as dispute resolution procedures that apply to any dispute between us and an indemnitee arising under the Indemnification Agreements.

Policies and Procedures for Related Party Transactions

We have adopted a policy that our executive officers, directors, nominees for election as a director, beneficial owners of more than 5% of any class of our common stock, any members of the immediate family of any of the foregoing persons and any firms, corporations or other entities in which any of the foregoing persons is employed or is a partner or principal or in a similar position or in which such person has a 5% or greater beneficial ownership interest, which we refer to collectively as related parties, are not permitted to enter into a transaction with us without the prior consent of our board of directors acting through the audit committee or, in certain circumstances, the chairman of the audit committee. Any request for us to enter into a transaction with a related party, in which the amount involved exceeds $100,000 and such related party would have a direct or indirect interest must first be presented to our audit committee, or in certain circumstances the chairman of our audit committee, for review, consideration and approval. In approving or rejecting any such proposal, our audit committee, or the chairman of our audit committee, is to consider the material facts of the transaction, including, but not limited to, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, the extent of the benefits to us, the availability of other sources of comparable products or services and the extent of the related party’s interest in the transaction.

Description of Securities

Our current Certificate of Incorporation authorizes us to issue:

•	250,000,000 shares of common stock, par value $0.0001 per share; and
•	10,000,000 shares of Preferred Stock, par value $0.0001 per share, of which 1,600,000 shares have been designated as Series A Preferred Stock.

As of December 14, 2016, there were 58,109,495 shares of our common stock and 1,600,000 shares of our preferred stock outstanding.

The following statements are summaries only of provisions of our authorized capital stock and are qualified in their entirety by our Certificate of Incorporation, which is filed as an exhibit to our Annual Report on Form 10-K for the year ended December 31, 2015. You should review these documents for a description of the rights, restrictions and obligations relating to our capital stock.

Common Stock

Voting.  The holders of our common stock are entitled to one vote for each share held of record on all matters on which the holders are entitled to vote (or consent to).

Dividends.  The holders of our common stock are entitled to receive, ratably, dividends only if, when and as declared by our Board of Directors out of funds legally available therefor and after provision is made for each class of capital stock having preference over the common stock (including the common stock).

Liquidation Rights.  In the event of our liquidation, dissolution or winding-up, the holders of our common stock are entitled to share, ratably, in all assets remaining available for distribution after payment of all liabilities and after provision is made for each class of capital stock having preference over the common stock (including the common stock).

Conversion Rights.  The holders of our common stock have no conversion rights.

Preemptive and Similar Rights.  The holders of our common stock have no preemptive or similar rights.

Redemption/Put Rights.  There are no redemption or sinking fund provisions applicable to the common stock. All of the outstanding shares of our common stock are fully-paid and nonassessable.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of preferred stock, par value $0.0001 per share, (of which 1,600,000 shares have been designated as Series A Preferred Stock) with such designations, rights, and preferences as may be determined from time to time by our Board of Directors. Accordingly, our Board of Directors is empowered, without stockholder approval, to issue preferred stock with dividend, liquidation, conversion, voting, or other rights that could adversely affect the voting power or other rights of the holders of our common stock. The issuance of preferred stock could have the effect of restricting dividends on our common stock, diluting the voting power of our common stock, impairing the liquidation rights of our common stock, or delaying or preventing a change in control of our company, all without further action by our stockholders. We have no shares of our preferred stock outstanding.

Series A Preferred Stock

In connection with the 2016 Private Placement, our Board of Directors created out of the authorized and unissued shares of our preferred stock, a series of preferred stock comprised of 1,600,000 shares of Series A Preferred Stock, which are convertible into 16,000,000 shares of our common stock based on the current conversion price.

Rank.  The Series A Preferred Stock ranks above all other classes of stock outstanding as of the date hereof with respect to dividend rights and liquidation preferences.

Dividends.  Holders of Series A Preferred Stock are entitled to receive cumulative dividends at the rate per share of 8% per annum, payable in shares of our common stock, which annual dividend will accumulate until such time as the shares of Series A Preferred Stock are converted, at which time the accumulated dividend will be satisfied by delivery of shares of common stock (“PIK Shares”) at a price per share of common stock equal to the then conversion price. Each holder of shares of Series A Preferred Stock will be entitled to receive dividends equal, on an as-if-converted to shares of common stock basis, to and in the same form as dividends actually paid on shares of our common stock when, as, and if such dividends are paid on shares of our common stock.

Liquidation.  Upon any dissolution, liquidation or winding up, whether voluntary or involuntary, holders of Series A Preferred Stock will be entitled to (i) first receive distributions out of our assets in an amount per share equal to $5.00 (the “Stated Value”) plus all accrued and unpaid dividends, whether capital or surplus before any distributions shall be made on any shares of common stock and (ii) second, on an as-converted basis alongside the common stock.

Conversion.  Upon the earlier of (i) notice by us to the Holders that we have elected to convert all outstanding shares of Series A Preferred Stock; provided however that in the event we elect to force automatic conversion pursuant to this clause (i), the conversion date for purposes of calculating the accrued dividend is deemed to be July 29, 2019, which is the third anniversary of the initial closing, (ii) July 29, 2019, (iii) the approval of the MAT2203 product candidate by the U.S. Food and Drug Administration or the European Medicines Agency (the “Regulatory Approval”) or (iv) the Regulatory Approval of MAT2501 product candidate, without any action on the part of the holder (each of the foregoing, a “Mandatory Conversion Date”), all of the outstanding shares of Series A Preferred Stock will automatically convert to common stock (a “Mandatory Conversion”). In addition, each share of Series A Preferred Stock shall be convertible, at any time and from time to time at the option of the holder thereof, into that number of shares of common stock determined by dividing the Stated Value of such Series A Preferred Stock by the conversion price. The conversion price initially is $0.50 per share of common stock and is subject to adjustment described below.

Stock Dividends and Stock Splits.  If we pay a stock dividend or otherwise make a distribution payable in shares of common stock on shares of common stock or any other common stock equivalents, subdivide or combine outstanding common stock, or reclassify common stock, the conversion price will be adjusted by multiplying the then conversion price by a fraction, the numerator of which shall be the number of shares of common stock outstanding immediately before such event, and the denominator of which shall be the number of shares outstanding immediately after such event.

Fundamental Transaction.  If we effect a fundamental transaction, then upon any subsequent conversion of Series A Preferred Stock, the holder thereof shall have the right to receive, for each share of common stock that would have been issuable upon such conversion immediately prior to the occurrence of such fundamental transaction, the number of shares of the successor’s or acquiring corporation’s common stock or of our common stock, if we are the surviving corporation, and any additional consideration receivable as a result of such fundamental transaction by a holder of the number of shares of common stock into which shares of our Series A Preferred Stock is convertible immediately prior to such fundamental transaction. A fundamental transaction means: (i) our merger or consolidation with or into another entity, (ii) any sale of all or substantially all of our assets in one transaction or a series of related transactions, or (iii) any reclassification of our common stock or any compulsory share exchange by which common stock is effectively converted into or exchanged for other securities, cash or property.

Voting Rights.  Except as otherwise provided in the Certificate of Designation or required by law, shares of our Series A Preferred Stock shall have no class voting rights. The Certificate of Designations provides that each share of Series A Preferred Stock will entitle its Holder to vote with the common stock on an as-ifconverted to shares of common stock basis. Notwithstanding certain protections in the Certificate of Designations, Delaware law also provides holders of preferred stock with certain rights. The holders of the outstanding shares of Series A Convertible Preferred Stock generally will be entitled to vote as a class upon a proposed amendment to our certificate of incorporation if the amendment would:

•	increase or decrease the aggregate number of authorized shares of our Series A Convertible Preferred Stock;
•	increase or decrease the par value of the shares of our Series A Convertible Preferred Stock; or

•	alter or change the powers, preferences, or special rights of the shares of our Series A Convertible Preferred Stock so as to affect them adversely.

Fractional Shares.  No fractional shares of common stock will be issued upon conversion of shares of our Series A Preferred Stock. Rather, we shall round up to the next whole share.

Royalties.  Pursuant to the terms of the Certificate of Designations for our outstanding Series A Preferred Stock, we may be required to pay, subject to certain vesting requirements, in the aggregate, a royalty equal to (i) 4.5% of Net Sales (as defined in the Certificate of Designation) from MAT 2203 and/or MAT 2501, subject in all cases to a cap of $25 million per calendar year, and (ii) 7.5% of Licensing Proceeds (as defined in the Certificate of Designations) from MAT2203 and/or MAT2501, subject in all cases to a cap of $10 million per calendar year. Our obligation to pay such royalty will expire when the patents covering the applicable product expire, which is currently expected to be in 2033.

Royalty Vesting.  The shares of Series A Preferred Stock will vest, in equal thirds, upon each of the first, second and third vesting dates; provided however, if the Series A Preferred Stock automatically convert into common stock prior to July 29, 2019, which is the 36 month anniversary of the initial closing of the 2016 Private Placement, then the outstanding shares of Series A Preferred Stock shall be deemed to be fully vested as of the date of conversion. Once a vesting date has occurred, the portion that vested on such vesting date shall be unaffected by any conversion thereafter of such shares of our Series A Preferred Stock.

Each holder is entitled to a portion of the royalty payment, if any, as determined based on the length of time that such Holder’s shares of Series A Preferred Stock remain unconverted. If a Holder elects to convert all of his shares of Series A Preferred Stock into common stock prior to the first 12 month anniversary after the Initial Closing, the Holder will forfeit any rights to future royalty payments, if any. If a Holder elects to convert any portion of his Series A Preferred Stock to common stock at any time prior to the third vesting date, such Holder will forfeit any rights to future royalty payments if any, with respect to such the unvested portion of such converted shares.

Allocation of Royalty Payment.  Once the aggregate Royalty Payment Amount is calculated based on the criteria set forth above under “Royalties,” that amount will be allocated to the holders of the Participating Royalty Interests (as defined in the Certificate of Designations) based on their pro rata ownership. The royalty payable to each holder shall be calculated as follows:

(i) Prior to the third Vesting Date, the royalty payable to each holder will be equal to the aggregate Royalty Payment Amount divided by the aggregate Participating Royalty Interests on the applicable record date multiplied by the number of Participating Royalty Interests held by such holder the applicable record date.

(ii) On or after the third Vesting Date, the Royalty payable to each holder will be calculated by multiplying the aggregate Royalty Payment Amount by the percentage set forth in each holder’s Royalty Payment Rights certificate. The percentage set forth in each Royalty Payment Rights certificate will be calculated as follows:

Number of Participating Royalty Interests Held by Investor on the Third Vesting Date
Total Participating Royalty Interests on the Third Vesting Date

Separability.  The royalty payment rights may not be transferred separately from the Series A Preferred Stock until July 29, 2019. Prior to July 29, 2019, if a holder transfers any of its shares of Series A Preferred Stock, such holder will lose any rights to any future royalty payments with respect to the shares of Series A Preferred Stock that were transferred. After July 29, 2019, we will issue a certificate representing the royalty payment rights to (i) each Holder of Series A Preferred Stock at such 36 month anniversary date and (ii) any Holder of Series A Preferred Stock who converted its shares of Series A Preferred Stock prior to July 29, 2019 but is listed on a list of Holders as at a vesting date as a person entitled to receive royalty payments. Following the issuance of royalty payment rights certificate, such royalty payment rights may be transferred, subject to the availability of an exemption from registration under applicable state and federal securities laws, separately from the Series A Preferred Stock.

Unsecured Obligations.  The royalty payment rights are unsecured obligations of ours.

Warrants

As of September 30, 2016, we had outstanding warrants to purchase an aggregate of 40,517,500 shares of common stock at exercise prices ranging from $0.50 to $2.00 per share.

The Warrants are exercisable immediately upon issuance and have a five-year term. The Warrants may be exercised at any time in whole or in part upon payment of the applicable exercise price until expiration of the Warrants. No fractional shares will be issued upon the exercise of the Warrants. The exercise price and the number of warrant shares purchasable upon the exercise of the Investor Warrants are subject to adjustment upon the occurrence of certain events, which include stock dividends, stock splits, combinations and reclassifications of our capital stock or similar “organic changes” to our equity structure. Accordingly, pursuant to ASC 815, the warrants are classified as equity in the accompanying statement of stockholder’s Equity.

We may call the Warrants, other than the Placement Agent Warrants, at any time the common stock trades above $5.00 (for 13 million warrants issued in 2013) or above $ 3.00 (for 20 million warrants issued in 2015) for twenty (20) consecutive days following the effectiveness of the registration statement covering the resale of the shares of common stock underlying the Warrants, provided that the Warrants can only be called if such registration statement is current and remains effective at the time of the call and provided further that we can only call the Investor Warrants for redemption, if it also calls all other Warrants for redemption on the terms described above. The Placement Agent Warrants do not have a redemption feature. Such term is a contingent feature and within our control, therefore does not require liability classification.

In the 2016 Private Placement, we issued to the Placement Agent or its designees warrants (the “2016 Placement Agent Warrants”) to purchase 1,600,000 shares of common stock at an exercise price of $0.50 per share. The 2016Placement Agent Warrants provide for a cashless exercise feature and are exercisable for a period of five years from the date of the initial closing of the Offering on July 29, 2016.

Options

As of September 30, 2016, we had outstanding options to purchase an aggregate of 8,320,694 shares of our common stock with a weighted average exercise price of $0.85.

Transfer Agent and Registrar

VStock Transfer, LLC is the transfer agent and registrar for our common stock.

Quotation of Securities

Our common stock is quoted on the OTCQB. On October 29, 2016, the closing bid of the common stock was $1.35 per share.

Anti-Takeover Effect of Delaware Law, Certain Charter and Bylaw Provisions

Our certificate of incorporation and bylaws contain provisions that could have the effect of discouraging potential acquisition proposals or tender offers or delaying or preventing a change of control of our company. These provisions are as follows:

•	they provide that special meetings of stockholders may be called only by the board of directors, President or our Chairman of the Board of Directors, or at the request in writing by stockholders of record owning at least fifty (50%) percent of the issued and outstanding voting shares of common stock;
•	they do not include a provision for cumulative voting in the election of directors. Under cumulative voting, a minority stockholder holding a sufficient number of shares may be able to ensure the election of one or more directors. The absence of cumulative voting may have the effect of limiting the ability of minority stockholders to effect changes in our board of directors; and
•	they allow us to issue, without stockholder approval, up to 10,000,000 shares of preferred stock that could adversely affect the rights and powers of the holders of our common stock.

We are subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in the following prescribed manner:

•	prior to the time of the transaction, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; and
•	on or subsequent to the time of the transaction, the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

Generally, for purposes of Section 203, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An “interested stockholder” is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities.

Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law (the “DGCL”) provides, in general, that a corporation incorporated under the laws of the State of Delaware, as we are, may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than a derivative action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person’s conduct was unlawful. In the case of a derivative action, a Delaware corporation may indemnify any such person against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification will be made in respect of any claim, issue or matter as to which such person will have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery of the State of Delaware or any other court in which such action was brought determines such person is fairly and reasonably entitled to indemnity for such expenses.

Our certificate of incorporation and bylaws provide that we will indemnify our directors, officers, employees and agents to the extent and in the manner permitted by the provisions of the DGCL, as amended from time to time, subject to any permissible expansion or limitation of such indemnification, as may be set forth in any stockholders’ or directors’ resolution or by contract. In addition, we plan to enter into director and officer indemnification agreements with each of our directors and officers that provide, among other things, for the indemnification to the fullest extent permitted or required by Delaware law, provided that no indemnitee will be entitled to indemnification in connection with any claim initiated by the indemnitee against us or our directors or officers unless we join or consent to the initiation of the claim, or the purchase and sale of securities by the indemnitee in violation of Section 16(b) of the Securities Exchange Act of 1934, as amended.

Any repeal or modification of these provisions approved by our stockholders will be prospective only and will not adversely affect any limitation on the liability of any of our directors or officers existing as of the time of such repeal or modification.

In addition, we have entered into indemnification agreements with each of our current directors and executive officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Delaware law against liabilities that may arise by reason of their service to us and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified. We also intend to enter into indemnification agreements with our future directors and executive officers.

We are also permitted to apply for insurance on behalf of any director, officer, employee or other agent for liability arising out of his actions, whether or not the DGCL would permit indemnification.

Additional Information Furnished By Reference

We are subject to the information and periodic reporting requirements of the Exchange Act and, accordingly, file annual reports containing financial statements audited by an independent public accounting firm, quarterly reports containing unaudited financial data, current reports, and other information with the Securities and Exchange Commission. You are be able to inspect and copy such periodic reports, without charge at the office of the SEC at the Public Reference Room, 100 F Street, N.E., Room 1580 Washington, D.C. 20549. Copies of the registration statement may be obtained from such office. Please call the SEC at 1-800-SEC-0330 for further information about the Public Reference Room. In addition, such filings made with the SEC electronically are publicly available through the SEC’s web site at http://www.sec.gov.

EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

Exhibit No.	Description
2.1	Merger Agreement, dated July 11, 2013, by and among the Company, Matinas Merger Sub, Inc., and Matinas BioPharma, Inc. (incorporated by reference to Exhibit 2.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014).
2.2	Agreement and Plan of Merger (the “Merger Agreement”) with Aquarius Biotechnologies, Inc., a Delaware corporation (“Aquarius”), Saffron Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of the Company (“Merger Sub”) and J. Carl Craft, as the stockholder representative (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on January 30, 2015).
3.1	Certificate of Incorporation (incorporated by reference to Exhibit 3.1 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-193455), filed February 7, 2014 with the Securities and Exchange Commission).
3.2	Bylaws (incorporated by reference to Exhibit 3.2 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-193455), filed February 7, 2014 with the Securities and Exchange Commission).
3.3	Certificate of Amendment, dated October 29, 2015 to Certificate of Incorporation (incorporated herein by reference to the Company’s Current Report on Form 8-K filed with the SEC on November 5, 2015).
3.4	Certificate of Designation of Series A Preferred Stock (incorporated by reference to Exhibit 3.1 of the Company’s Current Report on Form 8-K filed August 1, 2016 with the Securities and Exchange Commission).
4.1	Form of Warrant (incorporated by reference to Exhibit 4.1 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014).
4.2	Form of Placement Agent Warrant (incorporated by reference to Exhibit 4.2 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014).
4.3	Registration Rights Agreement dated July 30, 2013 (incorporated by reference to Exhibit 4.3 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014).
4.4	Form of 2015 Investor Warrant. (incorporated by reference to Exhibit 4.4 to the post-effective amendment No. 1 to Form S-1 filed with the SEC on April 17, 2015.)
4.5	Form of 2015 Placement Agent Warrant. (incorporated by reference to Exhibit 4.5 to the post-effective amendment No. 1 to Form S-1 filed with the SEC on April 17, 2015).
4.6	Registration Rights Agreement dated March 31, 2015 between the Company and the investors named therein (incorporated by reference to Exhibit 4.6 to the post-effective amendment No. 1 to Form S-1 filed with the SEC on April 17, 2015).

Exhibit No.	Description
4.7	2016 Placement Agent Warrant (incorporated by reference to Exhibit 4.7 to the registration statement on Form S-1 filed with the SEC on November 2, 2016).
10.1	Voting Agreement, dated July 30, 2013, by and among the Company and the stockholders named therein (incorporated by reference to Exhibit 10.5 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014).
10.2	Matinas BioPharma Holdings, Inc. Amended and Restated 2013 Equity Compensation Plan (incorporated herein by reference to Exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on March 31, 2015). †
10.3	Form of Incentive Stock Option Agreement (incorporated by reference to Exhibit 10.7 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.4	Form of Non-Qualified Stock Option Agreement (incorporated by reference to Exhibit 10.8 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.9	Employment Agreement, dated July 30, 2013, between the Company and Roelof Rongen (incorporated by reference to Exhibit 10.9 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.10	Employment Agreement, dated July 30, 2013, between the Company and Abdel A. Fawzy (incorporated by reference to Exhibit 10.11 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.11	Employment Agreement effective as of October 4, 2013 between the Company and Jerome Jabbour (incorporated by reference to Exhibit 10.12 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.12	Offer Letter, dated October 31, 2013, between the Company and Gary Gaglione (incorporated by reference to Exhibit 10.13 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.13	Form of Indemnification Agreement (incorporated by reference to Exhibit 10.14 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014). †
10.14	Lease, effective as of November 4, 2013, by and between the company and A-K Bedminster Associates, L.P. (incorporated by reference to Exhibit 10.17 to Amendment No. 1 to the Company’s Registration Statement on Form S-1 filed with the SEC on February 7, 2014).
10.15	Amended and Restated Exclusive License Agreement dated as of January 29, 2015, by and between Rutgers, the State University of New Jersey and Aquarius Biotechnologies, Inc. (incorporated herein by reference to Exhibit 10.18 to the Company’s Annual Report on Form 10-K filed on March 31, 2015). +
10.16	Employment Agreement, dated March 12, 2015, between Matinas BioPharma Holdings, Inc. and Douglas F. Kling (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on March 19, 2015). †
10.17	Placement Agency Agreement dated March 19, 2015 between the Company and Aegis Capital Corp. (incorporated herein by reference to Exhibit 10.20 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-193455), filed with the SEC on April 17, 2015).
10.18	Form of Subscription Agreement for the Company’s 2015 private placement (incorporated herein by reference to Exhibit 10.21 of the Company’s Registration Statement on Form S-1 (Reg. No. 333-193455), filed with the SEC on April 17, 2015).

Exhibit No.	Description
10.19	Employment Agreement, dated September 1, 2015, between Matinas Biopharma Holdings, Inc. and Raphael J. Mannino (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on September 1, 2015).
10.20	Separation and Consulting Agreement between George Bobotas and Matinas BioPharma Holdings, Inc., dated September 29, 2015 (incorporated herein by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the SEC on October 1, 2015).
10.21	Placement Agency Agreement dated June 27, 2016 by and between Matinas BioPharma Holdings, Inc. and Aegis Captial Corp. (incorporated by reference to Exhibit 10.21 to the registration statement on Form S-1 filed with the SEC on November 2, 2016).
10.22	Finder’s Agreement dated July 29, 2016 by and between Matinas BioPharma Holdings, Inc. and Aegis Captial Corp. (incorporated by reference to Exhibit 10.22 to the registration statement on Form S-1 filed with the SEC on November 2, 2016).
21.1	List of Subsidiaries of the Company (incorporated by reference to Exhibit 21.1 to the registration statement on Form S-1 filed with the SEC on November 2, 2016).

+	Confidential treatment has been requested for certain provisions of this Exhibit pursuant to Rule 24b-2 promulgated under the Exchange Act.
†	Indicates a management contract or compensation plan, contract or arrangement.